

Notice of 2021
Annual Meeting and
Proxy Statement



 **Broadridge**®

Dear Stockholders,

Our fiscal year 2021 results demonstrate how well-positioned Broadridge is to take advantage of increased investor participation, the growing need to digitize and mutualize financial services, and the power of data and network value. I have never been more optimistic about Broadridge's long-term growth prospects. We delivered strong fiscal year 2021 financial results, including double-digit top- and bottom-line growth. That growth, combined with our ongoing investments, show that our team is executing against the clear plan we shared at our Investor Day last December to continue to scale Broadridge as a global Fintech leader. At our 2021 Annual Meeting, I will report on our fiscal year 2021 financial performance, and the members of the Board and I will also answer questions from our stockholders.

In June, Melvin Flowers joined our Board as an independent director. Melvin brings expertise in the technology industry to the Board, having spent 16 years at Microsoft Corp., where he oversaw the internal audit and enterprise risk management teams. In addition, Annette Nazareth was appointed to the Board in August as an independent director. Annette is Senior Counsel at Davis Polk & Wardwell, having previously been a partner in their Washington, D.C. office. Annette is a former SEC Commissioner and has extensive experience in financial markets regulation. Our Board members' diverse backgrounds and expertise enables them to provide Broadridge with sound judgment and guidance across a wide set of key financial, technology, governance and regulatory topics.

The Chair of our Compensation Committee, Alan Weber, will retire from the Board effective as of the 2021 Annual Meeting. Alan has been a member of our Board since we became a public company in 2007. We thank him for his many years of exemplary service.

Whether or not you plan to attend the 2021 Annual Meeting, please read our 2021 Proxy Statement for important information on each of the proposals, and our practices in the areas of corporate governance and executive compensation. Our 2021 Annual Report to Stockholders contains information about our financial performance.

Please provide your voting instructions by telephone or the Internet, or by returning a proxy card or voting instruction form. Your vote is important to us and our business and we strongly urge you to cast your vote.

I look forward to our annual meeting, and I hope you will join us to hear more about Broadridge.

Sincerely,

Timothy C. Gokey
Chief Executive Officer

October 5, 2021



Notice of Annual Meeting of Stockholders

> **You are cordially invited to attend the 2021 Annual Meeting of Stockholders of Broadridge Financial Solutions, Inc. Our 2021 Annual Meeting will be held on Thursday, November 18, 2021, at 9:00 a.m. Eastern Time.**

You can attend the 2021 Annual Meeting online, vote your shares, and submit questions during the meeting by visiting *virtualshareholdermeeting.com/BR21*. Be sure to have the Control Number we have provided to you to join the meeting.

> At the meeting, stockholders will be asked to vote on the following:
>
> - Election of the 11 nominees listed in this Proxy Statement to the Board of Directors to serve until the 2022 annual meeting of stockholders and until their successors are duly elected and qualified
>
> - Advisory vote to approve the compensation of our Named Executive Officers as disclosed in this Proxy Statement
>
> - Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2022
>
> In addition, the Board of Directors may transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Stockholders of record at the close of business on September 23, 2021, are entitled to vote at the 2021 Annual Meeting.

We began distributing a Notice of Internet Availability of Proxy Materials, the 2021 Proxy Statement, the 2021 Annual Report to Stockholders, and proxy card/voting instruction form, as applicable, to stockholders on October 5, 2021.

By Order of the Board of Directors,

Maria Allen

Maria Allen
Secretary

October 5, 2021

Table of Contents

Proxy Statement for Annual Meeting of Stockholders

This Proxy Statement is furnished to the stockholders of Broadridge Financial Solutions, Inc. (the *"Company"* or *"Broadridge"*) in connection with the solicitation of proxies by the Board of Directors of the Company (the *"Board of Directors"* or the *"Board"*) for use at the 2021 Annual Meeting of Stockholders of the Company (the *"2021 Annual Meeting"* or the *"Annual Meeting"*), for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders.

Annual Meeting of Stockholders		
	Time and Date	9:00 a.m. Eastern Time, November 18, 2021
	Attend Virtual Meeting	*virtualshareholdermeeting.com/BR21*
	Record Date	September 23, 2021
	Voting	Stockholders as of the Record Date are entitled to vote. Each share of the Company's common stock, par value $0.01 per share (the *"Common Stock"*) is entitled to one vote for each director nominee and one vote for each of the other proposals. There is no cumulative voting.

The Annual Meeting will be a completely virtual meeting. You can attend online, vote, and submit questions during the Annual Meeting by visiting *virtualshareholdermeeting.com/BR21*.

Voting Information

We hope you will exercise your rights and fully participate as a stockholder. It is very important that you vote to play a part in the future of our Company. You do not need to attend the Annual Meeting to vote your shares.

If you hold your shares through a broker, bank or nominee, your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting (except on the ratification of the appointment of our independent registered public accountants for fiscal year 2022), unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares by telephone or the Internet. For your vote to be counted, you will need to communicate your voting decisions to your broker, bank or nominee before the date of the Annual Meeting.

The following table summarizes the proposals to be considered at the Annual Meeting and the Board's voting recommendation with respect to each proposal.

	PROPOSALS	MORE INFORMATION	BOARD'S RECOMMENDATION	BROKER DISCRETIONARY VOTING ALLOWED?	ABSTENTIONS AND BROKER NON-VOTES	VOTES REQUIRED FOR APPROVAL
PROPOSAL 1	Election of Directors	Page 13	**FOR Each Nominee**	No		
PROPOSAL 2	Advisory Vote to Approve the Compensation of our Named Executive Officers	Page 50	**FOR**	No	Do not count for all three proposals (no effect)	Majority of votes cast required for each proposal
PROPOSAL 3	Ratification of Appointment of Independent Registered Public Accountants for Fiscal Year 2022	Page 94	**FOR**	Yes		

Vote Right Away

Advance Voting Methods and Deadlines

Even if you plan to attend our virtual Annual Meeting, please read this Proxy Statement with care and vote right away using one of the following methods.

BY INTERNET USING YOUR COMPUTER OR MOBILE DEVICE	BY TELEPHONE	BY INTERNET USING YOUR TABLET OR SMARTPHONE	IF YOU RECEIVED YOUR PROXY MATERIALS BY MAIL, BY MAILING YOUR PROXY CARD
			
Registered Owners Visit 24/7 *proxyvote.com/BR*	Registered Owners in the U.S. or Canada dial toll-free 24/7 1-800-690-6903	Scan this QR code 24/7 to vote with your mobile device (may require free software)	Cast your ballot, sign your proxy card and send by free post

You will need the Control Number included on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

The telephone and Internet voting facilities will close at 11:59 p.m. Eastern Time on November 17, 2021.

If your shares are held in a brokerage account or by a bank or other nominee, your ability to vote by telephone or the Internet depends on your broker's voting process. Please follow the directions provided to you by your broker, bank or nominee.

Voting During the Annual Meeting

You may also vote during the virtual Annual Meeting by visiting *virtualshareholdermeeting.com/BR21* and following the instructions. You will need the Control Number included on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

Questions and Answers About the Annual Meeting and Voting

Please see the section entitled "About the Annual Meeting and These Proxy Materials" beginning on page 98 for answers to common questions on the rules and procedures about the proxy and annual meeting process.

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Information about our Board Nominees (page 18)

The following table provides summary information about each Board nominee. Each director stands for election annually. Detailed information about each nominee's background, skill set and areas of experience can be found beginning on page 18 of this Proxy Statement.

DIRECTOR	PRIMARY OCCUPATION	COMMITTEE MEMBERSHIPS	DIRECTOR SINCE
Leslie A. Brun	Chairman and Chief Executive Officer, SARR Group, LLC	Lead Independent Director	2007
Pamela L. Carter	Retired President, Cummins Distribution Business, division of Cummins Inc.	Audit—Chair Governance and Nominating	2017
Richard J. Daly	Executive Chairman, Broadridge		2007
Robert N. Duelks	Former Executive, Accenture plc	Audit Governance and Nominating—Chair	2009
Melvin L. Flowers	Former Executive, Microsoft Corp.	Audit	2021
Timothy C. Gokey	Chief Executive Officer, Broadridge		2019
Brett A. Keller	Chief Executive Officer, priceline.com LLC	Audit Compensation	2015
Maura A. Markus	Former President and Chief Operating Officer, Bank of the West	Audit Compensation	2013
Annette L. Nazareth	Senior Counsel, Davis Polk & Wardwell	Audit Compensation	2021
Thomas J. Perna	Chairman of the Board of Trustees, Amundi Pioneer Mutual Fund Group	Audit Governance and Nominating	2009
Amit K. Zavery	Vice President and Head of Platform for Google Cloud, Google, LLC	Audit	2019

Board Nominee Information Matrix

Our Board strives to maintain a highly independent, balanced and diverse group of directors that collectively possess the expertise to ensure effective oversight and be responsible stewards of our stockholders' interests.

KNOWLEDGE, SKILLS AND EXPERIENCE	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	A. NAZARETH	T. PERNA	A. ZAVERY
Independence	✔	✔		✔	✔		✔	✔	✔	✔	✔
Other Public Company Board Experience	✔	✔	✔			✔		✔	✔	✔	
Financial Services	✔		✔	✔		✔		✔	✔	✔	
Technology	✔	✔	✔	✔	✔	✔	✔			✔	✔
Financial Expertise/ Literacy	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Executive Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Sales/ Marketing			✔	✔		✔	✔	✔		✔	✔
International Business Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Corporate Governance	✔	✔	✔	✔		✔		✔	✔	✔	
Legal/ Regulatory/ Government		✔	✔						✔	✔	
Associations/ Public Policy		✔						✔	✔	✔	
Risk Management		✔	✔		✔	✔				✔	

Proxy Statement Summary



Age

64 YEARS AVERAGE

2 | 2
7

- Less than 60 years
- 60–69 years
- 70+ years

Diversity

55% DIVERSE

6
5

- Diverse (women and/or racially or ethnically diverse)
- Not diverse

Tenure

7 YEARS AVERAGE

5
4
2

- Less than 5 years
- 5–10 years
- 11–13 years

Independence

82% INDEPENDENT

2
9

- Independent
- Management

BOARD NOMINEE TENURE	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	A. NAZARETH	T. PERNA	A. ZAVERY
Years	14	4	14	12	‹1	2	6	8	‹1	12	2

DEMOGRAPHICS	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	A. NAZARETH	T. PERNA	A. ZAVERY
Age	69	72	68	66	68	60	53	64	65	70	50
Gender Diverse		✔						✔	✔		
Racially or Ethnically Diverse	✔	✔			✔						✔

Our Corporate Governance Policies Reflect Best Practices (page 32)

The Company believes good governance is integral to achieving long-term shareholder value. We are committed to governance policies and practices that serve the interests of the Company and its stockholders. The Board of Directors monitors developments in governance best practices to ensure that it continues to meet its commitment to thoughtful and independent representation of stockholder interests.

The following table summarizes certain corporate governance practices and facts:

Board of Directors	• Strong Independent Board Leadership
	• Majority Independent Directors—9 of the 11 Director Nominees are Independent
	• Annual Election of Directors by Majority of Votes Cast
	• Directors Required to Offer to Resign if Do Not Receive Majority of Votes Cast
	• Robust Stock Ownership Guidelines and Holding Period Requirements
	• Annual Board and Committee Evaluation Process
	• Mandatory Retirement Age of 72
	• Annual Board Compensation Limits
	• Audit Committee Members Cannot Serve on More Than Three Public Company Audit Committees
	• Directors Expected to Attend the Annual Meeting of Stockholders
	• Lead Independent Director Available to Major Stockholders
Stockholder Rights	• Proxy Access By-law Provision
	• No Poison Pill
	• Stockholders Owning 20% of the Voting Power of Outstanding Shares of Common Stock are able to Call Special Meeting
Executive Compensation	• Annual Say on Pay Stockholder Vote
	• Comprehensive Clawback Policy ("*Clawback Policy*") Applicable in Circumstances Beyond Financial Restatements
	• Prohibition on Hedging, Pledging and Short Sales of our Securities
	• Double-trigger Change in Control Plan Requires Termination Following Change in Control ("*CIC*")
	• No Repricing of or Discount Stock Options
	• No Dividends or Dividend Equivalents on Unvested Equity Awards
	• Robust Stock Ownership Guidelines as well as Stock Retention and Holding Period Requirements
	• Significant Portion of Named Executive Officers' Target Total Direct Compensation ("*TDC*") is Performance Based
	• Officer Bonus Strategic and Leadership Goals include a Diversity, Equity and Inclusion Component
	• No Excise Tax Gross-ups
	• Restrictive Covenant Agreements
	• Modest Perquisites

Proxy Statement Summary

Sustainability (page 41)

In line with our focus on the Service-Profit Chain, which directly connects employee engagement, client satisfaction, and the creation of shareholder value, our sustainability framework incorporates a strong emphasis on effective corporate governance, high associate engagement and a sustainable environment. While our solutions facilitate effective corporate governance for all companies, our strong corporate governance practices and policies foster a culture of integrity, managing a better performing, resilient and sustainable business and achieving long-term shareholder value.

We have significantly increased our attention on diversity, equity and inclusion initiatives and will continue our flexible work arrangements through our Connected Workplace model. This model is grounded in the concepts of Flexible, Accountable, Connected, and Supported, with a balance of on-site and off-site work.

We promote a sustainable environment through efficient business initiatives and alternatives that benefit our clients, associates, and other stakeholders. We support our clients' emissions reductions by driving digitization of communication and reducing paper mailing materials. Broadridge has eliminated more than 80% of the paper communications sent on behalf of corporate issuers and mutual funds. We reduce our own emissions through sustainable consumption and production in our facilities, corporate energy efficiency programs, and streamlining of operations. We achieved an absolute Scope 1 and Scope 2 greenhouse gas ("*GHG*") emissions reduction of 24.2% from 2013 to 2019, with a goal of a 15% reduction from 2019 to 2025.

The safety and well-being of our associates and our ability to fulfill our client service commitments are our highest priorities. After addressing the initial surge of the Covid-19 pandemic, we are now focused on running our business effectively in the new work from home paradigm while preparing for the future. We have invested in building business resiliency. We also designed a flexible Connected Workplace model largely based on feedback received from associate surveys and focus groups. Insights from these efforts have informed the way Broadridge has supported associates during the global crisis and the way we are envisioning the future of our Connected Workplace. These efforts resulted in an increase of 8% in our associate engagement scores on a strong base, with over 80% saying Broadridge is a great place to work. We developed policies to protect associates from any financial hardship associated with quarantines or contact tracing, actively promoted vaccination by providing paid time off to get vaccinated and offered Covid-19 vaccines in our on-site medical clinic in Long Island, New York. Because of the increases in rates of infection in India this year, we have taken steps to support our Indian associates by providing cash advances, introduced a new leave of absence policy, created dedicated support groups and counseling hotlines, and partnered with a leading healthcare provider to provide isolation packages to infected associates.

Our Sustainability Report and information on our environmental, social and governance ("*ESG*") efforts are available on our website at *broadridge.com/about/sustainability*. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Select Performance Highlights (page 54)

For more complete information about our financial performance, please review the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (the "2021 Form 10-K").

In fiscal year 2021, we achieved another year of strong financial performance, including 10% Recurring fee revenue growth, 13% Non-GAAP Adjusted Earnings per share ("*EPS*") growth, Non-GAAP Adjusted Operating income margin growth of 60 basis points to 18.1%, and record Closed sales results.

These strong financial results enabled the Company to generate annualized total shareholder return of 22% for the five-year period ended June 30, 2021, exceeding the 18% average return of companies in the S&P 500® Index ("*S&P 500*") over the same period. Our total return is calculated as the annualized rate of return reflecting our Common Stock price appreciation with dividends reinvested, compounded over a period of 365 days across the five-year period.

Disciplined stewardship of our capital remains a key focus for Broadridge, and we continued to pursue a balanced, long-term approach in fiscal year 2021. We generated free cash flow of $557 million in fiscal year 2021, and we utilized this cash to invest in our growth and to return capital to our stockholders in the form of a growing dividend.

The Board increased the annual dividend amount declared by 6% during fiscal year 2021. Also, the Board increased our annual dividend amount for fiscal year 2022 by 11% to $2.56 per share. Broadridge has increased its annual dividend every year since we became a public company, and we have announced double-digit increases in 9 of the past 10 years, highlighting our commitment to delivering long-term shareholder returns.

Company Performance Snapshot

EPS GROWTH AND RECURRING FEE REVENUE   Dollars in Millions except for per share measures



FY2018-FY2021 CAGR

8%
RECURRING FEE REVENUE

9%
EPS (GAAP)

11%
ADJUSTED EPS (NON-GAAP)

FISCAL YEAR 2021 BUSINESS SEGMENTS:

INVESTOR COMMUNICATION SOLUTIONS ("*ICS*")



GLOBAL TECHNOLOGY & OPERATIONS ("*GTO*")



OPERATING INCOME MARGIN + ADJUSTED OPERATING INCOME MARGIN



- 2018: 13.8% / 15.9%
- 2019: 15.0% / 17.1%
- 2020: 13.8% / 17.5%
- 2021: 13.6% / 18.1%

2018 2019 2020 2021

■ OPERATING INCOME MARGIN (GAAP)
■ ADJUSTED OPERATING INCOME MARGIN (NON-GAAP)

SELECT USES OF CASH FY2018 - FY2021



$0.9B
Client Platform Spend [1] & CapEx [2]

$1.5B
Dividends & Share Repurchases [3]

$3.4B
Targeted M&A

(1) Net cash spent on new client conversions, including development of platform capabilities
(2) Includes software purchases and capitalized internal use software
(3) Total share repurchases net of option proceeds

FISCAL YEAR 2021

$9
TRILLION
Powered $9 trillion per day in fixed income and equity trades

600
MILLION
Nearly 600 million equity proxy communications processed

7
BILLION
Distributed more than 7 billion critical communications

STRONG CAPITAL RETURN TO STOCKHOLDERS Dollars in Millions

$516
MILLION
Returned to stockholders through dividends and share repurchases in fiscal years 2020 and 2021



- 2020: $269 ($27 share repurchases + $241 dividends)
- 2021: $248 [1] ($262 dividends)

2020 2021

■ DIVIDENDS
■ SHARE REPURCHASES

(1) Amount returned to stockholders in fiscal year 2021 includes dividends paid partially offset by $14 million of net option proceeds ($35 million proceeds from exercise of stock options less $21 million in treasury stock repurchases).

ACQUISITIONS Dollars in Millions

$2,943
MILLION
Invested in acquisitions in fiscal years 2020 and 2021



- 2020: $339
- 2021: $2,604

2020 2021

Acquisitions are an important part of our overall strategy and a critical part of our capital allocation strategy. During fiscal year 2021, we invested over $2.6 billion on acquisitions that will further strengthen and grow our capabilities across our Governance, Capital Markets, and Wealth and Investment Management businesses. The most significant acquisition we closed during the year is the May 2021 acquisition of Itiviti Holding AB ("*Itiviti*") for a total purchase price of approximately $2.6 billion. Itiviti significantly strengthens our Capital Markets business by extending our capabilities into the front office and deepening our multi-asset class solutions. Itiviti's well-developed footprint outside North America will strengthen our ability to serve our global clients.

2021



Trading and connectivity technology for the capital markets industry



Digital engagement and marketing solutions for the global wealth and insurance industries

2020



Multi-asset class post-trade solutions for the capital markets industry



Fiduciary and Regulation Best Interest solutions for the wealth and retirement industry



Portfolio management solutions for the private debt markets



Fund document and data dissemination for the European market

Majority of Compensation of Named Executive Officers is Performance Based (page 60)

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value. We have a combination of pay elements and a majority of the target compensation of the Company's executive officers listed in "Summary Compensation" on page 76 of this Proxy Statement (*"Named Executive Officers"* or *"NEOs"*) is performance based, with the objective of balancing short- and long-term decision making in support of our business objectives.

Executive Total Target Compensation Mix

MR. GOKEY CEO TARGET TOTAL DIRECT COMPENSATION



10% Base Salary
15% Annual Cash Incentive
90% Variable
75% Annual Equity Incentive

OTHER NEO TARGET TOTAL DIRECT COMPENSATION[1]



23% Base Salary
77% Variable
54% Annual Equity Incentive
23% Annual Cash Incentive

— Variable Performance-based Compensation

(1)   Other NEO target total direct compensation is an average of the annualized total compensation of Mr. Reese, Mr. Perry, Mr. Schifellite, Mr. Amsterdam, Mr. Connor, and Mr. Young.

Pay is Aligned to Company Performance (page 50)

Broadridge's compensation programs are designed to align the interests of our executives with the interests of our stockholders. For this reason, the mix of compensation elements for the Named Executive Officers, and particularly for the Chief Executive Officer ("*CEO*"), is heavily weighted towards long-term variable, performance-based compensation.

Broadridge demonstrated another year of strong growth in fiscal year 2021. In line with the Company's above target overall financial performance in fiscal year 2021, the annual cash incentive payments for the Named Executive Officers ranged from 119% to 126% of their targets. In addition, because of our strong EPS performance in fiscal years 2020 and 2021, performance-based restricted stock unit ("*PRSU*") awards were earned at 110% of their target amounts.

Each year, the Company provides stockholders with an opportunity to cast an advisory vote on the compensation of the Named Executive Officers (the "*Say on Pay Vote*"). At the 2020 annual meeting of stockholders (the "*2020 Annual Meeting*"), stockholders continued their strong support of our executive compensation program with approximately 95% of the votes cast in favor of the proposal.

2020 SAY ON PAY VOTE


95%
APPROVAL

Based on the outcome of the annual Say on Pay Vote, the Compensation Committee believes that the Company's current executive compensation program is aligned with the interests of the Company's stockholders. Accordingly, the Compensation Committee decided to retain the core elements and pay-for-performance design of our executive compensation program for fiscal year 2021. There was one change made to the fiscal year 2021 officer bonus plan due to the challenges presented by the Covid-19 pandemic and related economic uncertainty. The officer bonus financial goals were simplified to be based solely on EPS growth. This was done to more closely align management with the interests of our stockholders during this period. We intend to return to using multiple financial metrics in the fiscal year 2022 officer bonus plan.

Proposal 1—Election of Directors



Upon the recommendation of the Governance and Nominating Committee, our Board has nominated the 11 directors identified on the following pages for election at the 2021 Annual Meeting. Each nominee has consented to be nominated and, if elected, to serve on the Board until the next annual meeting of stockholders and until their successors are elected and qualified or until their death, resignation, retirement or removal.

All of the nominees are currently Broadridge directors who were elected by stockholders at the 2020 Annual Meeting, except Mr. Flowers and Ms. Nazareth who were appointed to the Board in 2021.

Directors are elected annually by a majority of the votes cast at the annual meetings of stockholders. In an uncontested election, any incumbent director who fails to receive a majority of the votes cast is required to promptly submit an offer to resign from the Board. The Governance and Nominating Committee will recommend to the Board whether to accept or reject the director's offer to resign. The Board will act on the offer to resign within 90 days from the date of the certification of election results.

Director Nomination Process

When seeking candidates as Board members, the Governance and Nominating Committee may solicit suggestions from incumbent directors, management or stockholders. The Committee will consider director candidates proposed by stockholders, provided that the stockholder recommendation complies with the provisions of the Company's Amended and Restated By-laws (the "*By-laws*") requiring that stockholder submissions be submitted to the Company's Secretary at 5 Dakota Drive, Lake Success, New York 11042 or emailing our Secretary at *CorporateSecretary@broadridge.com*, in a timely manner and include the information called for in the By-laws concerning (a) the potential nominee, and (b) the person proposing the nomination. The Governance and Nominating Committee will apply the same standards in considering candidates submitted by stockholders as it uses for any other potential nominee.

The By-laws provide that under certain circumstances, a stockholder, or group of up to 50 stockholders, who have maintained continuous ownership of at least three percent of our Common Stock for at least three years may nominate and include a specified number of director nominees in our annual meeting proxy statement. The number of stockholder-nominated candidates appearing in our annual meeting proxy statement cannot exceed 25% of the number of directors then serving on the Board.

The Board's membership criteria and nomination procedures are set forth in our Corporate Governance Principles. The Corporate Governance Principles do not provide for a fixed number of directors but provide that the optimum size of the Board is eight to 12 directors.

From time to time, the Governance and Nominating Committee may retain a search firm to assist the Company with identifying and evaluating Board candidates who have the backgrounds, skills and experience that the Governance and Nominating Committee has identified as desired in director candidates.

After conducting an initial evaluation of a potential candidate, the Governance and Nominating Committee will interview that candidate if it believes such candidate might be suitable to be a director. The candidate may also meet with other members of the Board. At the candidate's request, they may also meet with management. If the Governance and Nominating Committee believes a candidate would be a valuable addition to the Board, it will recommend that candidate's election to the full Board.

Proposal 1—Election of Directors

In June 2021, the size of the Board was increased to 11 directors and the Board appointed Melvin L. Flowers to fill the vacancy. Mr. Flowers was identified by a third-party search firm. The search firm presented candidates to the Chair of the Committee, Mr. Duelks. Mr. Flowers was interviewed and evaluated by members of the Governance and Nominating Committee and other Board members, who determined that he met the qualifications for Board service as an independent director and audit committee financial expert, and that his extensive technology and risk management expertise would be a valuable addition to the Board. His appointment was recommended by the Governance and Nominating Committee to the full Board for its review and approval.

In August 2021, the size of the Board was increased to 12 directors and the Board appointed Annette L. Nazareth to fill the vacancy. Ms. Nazareth was identified as a potential Board member by our Executive Chairman, Mr. Daly, and our Lead Independent Director, Mr. Brun. Ms. Nazareth was interviewed and evaluated by members of the Governance and Nominating Committee and other Board members, who determined that she met the qualifications for Board service as an independent director and audit committee financial expert, and that her extensive regulatory and financial markets expertise would be a valuable addition to the Board. Her appointment was recommended by the Governance and Nominating Committee to the full Board for its review and approval.

Nominee Qualifications

Under the Company's Corporate Governance Principles, a majority of the Board must be comprised of directors who are independent based on the applicable rules of the New York Stock Exchange (the "*NYSE*") and the Securities and Exchange Commission (the "*SEC*"). The NYSE rules provide that the Board is required to affirmatively determine which directors are independent and to disclose such determination for each annual meeting of stockholders. No director will be deemed to be independent unless the Board affirmatively determines that the director has no material relationship with the Company, either directly or as an officer, stockholder or partner of an organization that has a relationship with the Company. In its review of director independence, the Board considers all relevant facts and circumstances, including without limitation, all commercial, banking, consulting, legal, accounting, charitable or other business relationships any director may have with the Company in conjunction with the Corporate Governance Principles and Section 303A of the NYSE's Listed Company Manual (the "*NYSE Listing Standards*").

On August 10, 2021, the Board reviewed each director's relationship with us and affirmatively determined that all of the directors, other than Mr. Gokey and Mr. Daly, are independent under the NYSE Listing Standards. Mr. Gokey and Mr. Daly were determined to not be independent due to their positions as our CEO and our Executive Chairman, respectively.

The Board and Governance and Nominating Committee consider the following factors and principles in evaluating and selecting director nominees:

RELEVANT EXPERIENCE: The Board should include individuals with experience in areas relevant to the strategy and operations of the Company's businesses such as technology services, or industries that Broadridge serves such as banking and financial services

HIGH-LEVEL MANAGERIAL EXPERIENCE: Directors should have established strong professional reputations and experience in positions with a high degree of responsibility or be leaders in the companies or institutions with which they are affiliated

CHARACTER AND INTEGRITY: Directors should be individuals with a reputation for integrity and with sufficient time available to devote to the affairs of the Company in order to carry out their responsibilities

DIVERSE BACKGROUND: The Board should have a diverse composition, which could include members with diverse backgrounds and perspectives, including diverse professions, race, culture, ethnicity, gender and sexual orientation

SKILLS COMPLEMENT EXISTING BOARD EXPERTISE: The interplay of a nominee's background and expertise with that of other Board members and the extent to which a candidate may make contributions to the Board or a committee should be considered

Board Nominee Information Matrix

The following matrix provides information regarding our Board nominees including demographic information such as whether they are gender, racially, or ethnically diverse, and certain types of knowledge, skills, experiences and attributes possessed by one or more of our directors which our Board believes are relevant to our business and industry. While our Governance and Nominating Committee considers the knowledge, skills, experiences and attributes listed below in the director nomination process, the matrix does not encompass all of the knowledge, skills, experiences or attributes of our Board nominees, and the fact that a particular knowledge, skill, experience or attribute is not listed does not mean that a Board nominee does not possess it. In addition, our Governance and Nominating Committee retains the right to modify such knowledge, skills, experiences and attributes it considers in the Board nomination process from time to time as it deems appropriate.

KNOWLEDGE, SKILLS AND EXPERIENCE	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	A. NAZARETH	T. PERNA	A. ZAVERY
Independence	✔	✔		✔	✔		✔	✔	✔	✔	✔
Other Public Company Board Experience	✔	✔	✔			✔		✔	✔	✔	
Financial Services	✔		✔	✔		✔		✔	✔	✔	
Technology	✔	✔	✔	✔	✔	✔	✔			✔	✔
Financial Expertise/ Literacy	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Executive Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Sales/ Marketing			✔	✔		✔	✔	✔		✔	✔
International Business Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Corporate Governance	✔	✔	✔	✔		✔		✔	✔	✔	
Legal/ Regulatory/ Government		✔	✔						✔	✔	
Associations/ Public Policy		✔						✔	✔	✔	
Risk Management		✔	✔		✔	✔				✔	

Knowledge, Skills and Experience

 **Independence:** "Independent" pursuant to the applicable rules of the NYSE and the SEC.

 **Other Public Company Board:** Experience is important in understanding the various and complex reporting responsibilities of public reporting companies and understanding corporate governance trends and commonly faced issues of public companies.

 **Financial Services:** Experience assists our directors in understanding and reviewing our business and strategy and providing insight into our financial services clients.

 **Technology:** Experience is important in understanding our business and strategy and providing insight into the needs of our clients and target markets.

 **Financial Expertise/Literacy:** Experience assists our directors in understanding, monitoring and overseeing our financial reporting and internal controls and understanding our operating and strategic performance.

 **Sales/Marketing:** Experience is important in understanding our business and strategy and relevant in identifying and developing the markets for our products and services.

 **International Business:** Experience operating in a global context by managing international enterprises, residence abroad, and studying other cultures enables oversight of how the Company navigates a global marketplace, and helps the Board understand diverse business environments, economic conditions and cultures and assess global business opportunities.

 **Corporate Governance:** Experience supports our goals of strong Board and management accountability, transparency, protection of stockholder interests and provides insight into developing practices consistent with our commitment to excellence in corporate governance.

 **Legal/Regulatory/Government:** Experience assists our directors in understanding and reviewing the context in which our services are provided and supports our Board's oversight of our regulated businesses.

 **Associations/Public Policy:** Experience supports our Board's oversight in analyzing public policy and regulation relevant to the Company's business and operations.

 **Risk Management:** Experience with risk management of large organization supports the Board's oversight of risks pertaining to the Company.

Proposal 1—Election of Directors

BOARD NOMINEE TENURE	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	A. NAZARETH	T. PERNA	A. ZAVERY
Years	14	4	14	12	‹1	2	6	8	‹1	12	2

DEMOGRAPHICS	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	A. NAZARETH	T. PERNA	A. ZAVERY
Age	69	72	68	66	68	60	53	64	65	70	50
Gender Diverse		✔						✔	✔		
Racially or Ethnically Diverse	✔	✔			✔						✔

 **Race or Ethnicity:** Mr. Brun, Ms. Carter, Mr. Flowers and Mr. Zavery self-identify as racially or ethnically diverse. Mr. Brun, Ms. Carter and Mr. Flowers identify as Black/African American, and Mr. Zavery identifies as Indian/South Asian.

Each of the director nominees for election at the 2021 Annual Meeting holds or has held senior executive positions in large, complex organizations, and many hold or have held the role of chief executive officer. This experience demonstrates their ability to perform at the highest levels. In these positions, they have gained experience in core business skills, such as strategic and financial planning, public company financial reporting, compliance, risk management, and marketing. This experience enables them to provide sound judgment concerning the issues facing a large public corporation in today's environment, provide oversight of these areas at the Company and evaluate our performance.

The Corporate Governance Principles provide that the Board takes diversity into account in determining the Company's slate of nominees. In keeping with this commitment to diversity, six of our 11 director nominees are women or racially or ethnically diverse individuals.

The Governance and Nominating Committee and the Board have evaluated each of the director nominees against the factors and principles used to select director nominees. Based on this evaluation, they have concluded that it is in the best interests of the Company and its stockholders for each of the proposed director nominees on pages 18-28 below to continue to serve as a director of the Company.

Information About the Nominees



Leslie A. Brun

Age 69, has been our Lead Independent Director since 2019, and a member of our Board since 2007. Mr. Brun served as our Chairman of the Board from 2011 to 2019.

Lead Independent Director

Mr. Brun has been the Chairman and Chief Executive Officer of SARR Group, LLC, an investment holding company, since 2006. In February 2021, he co-founded and currently serves as Chairman and Chief Executive Officer of Ariel Alternatives, LLC, a private asset management firm which invests in mid-market scalable businesses that are or will become Black and Latinx owned. He is also Senior Advisor to G100 and World 50 peer-to-peer communities for current and former senior executives and directors from some of the world's largest companies. From 2011 to 2013, he was a Managing Director at CCMP Capital, a global private equity firm. Previously, from 1991 to 2005, Mr. Brun served as founder, Chairman and Chief Executive Officer of Hamilton Lane Advisors, a private markets investment firm. From 1988 to 1990, he served as co-founder and Managing Director of the investment banking group of Fidelity Bank. Mr. Brun is a former trustee of Widener University, the University at Buffalo Foundation, Inc. and The Episcopal Academy in Merion, Pennsylvania.



Specific Experience, Qualifications, Attributes or Skills:

- Extensive finance, management, and financial advisory experience
- Operating, executive and management experience, including as chief executive officer of an investment holding company and an asset management firm
- Financial expertise and financial literacy
- Financial services and technology industry experience and knowledge
- International business experience
- Corporate governance experience



Other Public Company Directorships:

Current

- CDK Global, Inc., Non-Executive Chairman (since 2014)
- Corning, Inc., Director (since 2018)

Former

- Merck & Co., Inc.
  - Director (2008-2021)
  - Lead Independent Director (2014-2021)
- Automatic Data Processing, Inc. *("ADP")*
  - Director (2003-2015)
  - Chairman of the Board of Directors (2007-2015)
- Hewlett Packard Enterprise Company, Director (2015-2018)



Pamela L. Carter

Age 72, is the Chair of the Audit Committee and a member of the Governance and Nominating Committee. Ms. Carter has been a member of our Board since 2017.

Independent Director

Ms. Carter is the retired President of Cummins Distribution Business, a division of Cummins Inc., a global manufacturer of diesel engines and related technologies. She assumed that role in 2008 and served in that position until she retired in 2015. She previously served as President—Cummins Filtration, then as Vice President and General Manager of Europe, Middle East and Africa business and operations for Cummins Inc. since 1999. Ms. Carter served as Vice President and General Counsel of Cummins Inc. from 1997 to 1999. Prior to joining Cummins Inc., she served as the Attorney General for the State of Indiana from 1993 to 1997. In 2010, Ms. Carter was appointed to the Export-Import Bank of the U.S. Sub-Saharan Africa Advisory Council. Ms. Carter is a National Board member of Teach for America and has been a Board Member and the Board Treasurer of the Sycamore Institute since 2019. Ms. Carter has served as the Chair of the Nashville Symphony since 2020.



Specific Experience, Qualifications, Attributes or Skills:

- Extensive global management, operational and executive experience
- Financial expertise and financial literacy
- Technology industry experience
- International business experience
- Corporate governance experience
- Legal/regulatory/government experience
- Risk management experience
- Association/public policy experience



Other Public Company Directorships:

Current

- Enbridge Inc., Director (since 2017)
- Hewlett Packard Enterprise Company, Director (since 2015)

Former

- Spectra Energy Corp., Director (2007-2017)
- CSX Corp., Director (2010-2020)



Richard J. Daly

Age 68, has been our Executive Chairman since 2019, and a member of our Board since 2007.

Management

Mr. Daly served as our CEO from 2007 to 2019, and as our President from 2014 to 2017. Prior to the 2007 spin-off of Broadridge from ADP, Mr. Daly served as Group President of the Brokerage Services Group of ADP ("*BSG*"), as a member of the Executive Committee and a Corporate Officer of ADP since June 1996. In his role as President at ADP, he shared the responsibility of running BSG and was directly responsible for our ICS business, Broadridge's largest business. Mr. Daly joined ADP in 1989, as Senior Vice President of BSG, following ADP's acquisition of the proxy services business he founded. He is a member of the Advisory Board of the National Association of Corporate Directors ("*NACD*"), and Chairman of the Board of Directors of the Securities Industry and Financial Markets Association ("*SIFMA*") Foundation. Mr. Daly has been recognized as an NACD Directorship 100 Governance Professional.



Specific Experience, Qualifications, Attributes or Skills:

- Former CEO experience brings unique perspective and insights into the Company, including its businesses, relationships, competitive, financial and regulatory positioning, senior leadership and strategic opportunities and challenges
- Founder of the ICS business
- Extensive financial services and technology industry experience and knowledge
- Financial expertise and financial literacy
- Sales and marketing experience
- International business experience
- Corporate governance experience
- Legal/regulatory/government experience



Other Public Company Directorships:

Former

- The ADT Corporation, Director (2014-2016)



Robert N. Duelks

Age 66, is the Chair of the Governance and Nominating Committee and a member of the Audit Committee. Mr. Duelks has been a member of our Board since 2009.

Independent Director

Mr. Duelks is NACD Directorship Certified™. He is a former executive of Accenture plc, having served for 27 years in various capacities until his retirement in 2006. Throughout his tenure at Accenture, Mr. Duelks held multiple roles and had responsibilities, including and ranging from local client service, regional operations management to management of global offerings. While at Accenture, he served on multiple leadership committees, including the Board of Partners, the Management Committee and the Executive and Operating Committee for the Global Financial Services Operating Group. Mr. Duelks served as an advisor to the senior executives of Tree Zero, a manufacturer of 100% tree free paper products from 2010 through 2021. He is the former Chairman and a current Emeritus Trustee of the Board of Trustees of Gettysburg College, and he previously served as a member of the Advisory Board for the Business School at Rutgers University.



Specific Experience, Qualifications, Attributes or Skills:

- Extensive experience in the management and operation of a technology and consulting services business

- Financial services and technology industry experience and knowledge

- Financial expertise and financial literacy

- Corporate governance experience

- Extensive experience in global sales and marketing

- International business experience



Melvin L. Flowers

Age 68, is a member of the Audit Committee. Mr. Flowers was appointed to the Board in June 2021.

Independent Director

Mr. Flowers was the Corporate Vice President of Internal Audit and Enterprise Risk Management at Microsoft Corp. ("*Microsoft*"), where he worked for over 16 years, overseeing the Internal Audit Department, Enterprise Risk Management team and Financial Integrity Unit. Prior to that, he served as the Senior Controller for the Mobile and Embedded Devices business, responsible for accounting, management reporting, and internal controls and compliance. Prior to Microsoft, he served as the Chief Financial Officer of Novatel Wireless ("*Novatel*"), a NASDAQ-listed Internet of Things solutions provider to the telematics market. Before Novatel, he worked as Chief Financial Officer throughout the 1990s at several public and private companies. Mr. Flowers is currently a member of the Board of Trustees of Seattle University where he serves as Chairman of the Audit Committee.



Specific Experience, Qualifications, Attributes or Skills:

- Operating, executive and management experience at a major global company
- Technology industry experience
- Audit Committee Financial Expert
- Risk management expertise
- International business experience



Timothy C. Gokey

Age 60, is our CEO and has been a member of our Board since 2019.

Management

Mr. Gokey has been our CEO and a member of our Board since 2019. Mr. Gokey served as the President of Broadridge from 2017 to 2020. From 2012 to 2019, he served as Broadridge's Chief Operating Officer with responsibility for all Broadridge business units, technology, and India operations. Mr. Gokey joined Broadridge in 2010, as Chief Corporate Development Officer. Prior to joining Broadridge, Mr. Gokey was President of the Retail Tax business at H&R Block. Previously, he was a partner at McKinsey & Company, a global consulting firm, where he led McKinsey's North American Financial Services Sales and Marketing Practice. Mr. Gokey is a member of the board of directors of C.H. Robinson, a leading global technology-based logistics provider, and a member of the board of directors of the Partnership for New York City. He has also served on the Vestry of St. John's Episcopal Church, Cold Spring Harbor, New York. Mr. Gokey has been recognized as an NACD Directorship 100 Governance Professional.



Specific Experience, Qualifications, Attributes or Skills:

- CEO's unique perspective and insights into the Company, including its businesses, relationships, competitive and financial positioning, senior leadership and strategic opportunities and challenges

- Operating, executive and management experience at a major global company

- Financial services and technology industry experience and knowledge

- Financial expertise and financial literacy

- Corporate governance expertise

- Sales and marketing experience

- International business experience



Other Public Company Directorships:

Current

- C.H. Robinson Worldwide, Inc., Director (since 2017)



Brett A. Keller

Age 53, is a member of the Audit Committee and the Compensation Committee. Mr. Keller has been a member of our Board since 2015.

Independent Director

Mr. Keller is the Chief Executive Officer of priceline.com LLC ("*priceline.com*"), a leading provider of online travel services, and a subsidiary of Booking Holdings, Inc., a position he has held since 2016. Prior to his appointment as Chief Executive Officer, he served as priceline.com's Chief Operating Officer in 2016, and as its Chief Marketing Officer from 2002 to 2015. Mr. Keller joined priceline.com in 1999 and has played a central role in the company's evolution. As Chief Operating Officer, he was responsible for all marketing, technology, and product development areas of the business. As Chief Marketing Officer, he oversaw all global and strategic branding, marketing, distribution, product development and customer led data initiatives for priceline.com. Prior to joining priceline.com, Mr. Keller served as a director of online travel services for Cendant, a consumer services holding company. Mr. Keller sits on the National Advisory Council for the Marriott School of Management at Brigham Young University.



Specific Experience, Qualifications, Attributes or Skills:

- Operating, executive and management experience as a chief executive officer and chief operating officer

- Extensive experience in global consumer marketing and sales, including branding, communications, online merchandising, and scaled consumer acquisition

- Digital and technology industry knowledge, including significant management of search engine marketing, social media, affiliate, user interface and user experience design development, big data, and programmatic disciplines

- Financial expertise and financial literacy

- International business experience



Maura A. Markus

Age 64, is a member of the Audit Committee and the Compensation Committee. Ms. Markus has been a member of our Board since 2013.

Independent Director

Ms. Markus is the former President and Chief Operating Officer of Bank of the West, a role she held from 2010 through 2014. She is also a former member of the Board of Directors of Bank of the West and BancWest Corporation, and the Bank's Executive Management Committee. Before joining Bank of the West, Ms. Markus was a 22-year veteran of Citigroup, having most recently served as Head of International Retail Banking in Citibank's Global Consumer Group. She held a number of additional domestic and international management positions including President, Citibank North America from 2000 to 2007. In this position, she also served as Chairman of Citibank West. Ms. Markus also served as Citibank's European Sales and Marketing Director in Brussels, Belgium, and as President of Citibank's consumer business in Greece. Ms. Markus is a former member of The Financial Services Roundtable. She is a member of Year Up Bay Area's Talent and Opportunity Board and is a trustee for the College of Mount Saint Vincent in New York. Ms. Markus is a former board member of Catholic Charities of San Francisco, Catholic Charities of New York, and Junior Achievement New York.



Specific Experience, Qualifications, Attributes or Skills:

- Operating, executive and management experience, including as chief operating officer of a large financial services company

- Extensive experience in the financial services industry

- Financial expertise and financial literacy

- Corporate governance experience

- Extensive experience in global sales and marketing

- International business experience

- Associations/public policy experience



Other Public Company Directorships:

Current

- Stifel Financial Corp., Director (since 2016)



Annette L. Nazareth

Age 65, is a member of the Audit Committee and the Compensation Committee. Ms. Nazareth joined our Board in August 2021.

Independent Director

Ms. Nazareth is a Senior Counsel of Davis Polk & Wardwell ("*Davis Polk*"). She was a partner in the firm's Washington, D.C. office from 2008 to 2021. She also currently serves as the Operating Lead of a private-sector led international Taskforce on Scaling Voluntary Carbon. Until recently, Ms. Nazareth headed the Trading and Markets practice in Davis Polk's Financial Institutions Group. She also served as head of the firm's Washington, D.C. office. Ms. Nazareth is a former SEC Commissioner, having served from 2005 to 2008. She was an SEC Director, Division of Market Regulation (now the Division of Trading and Markets), from 1999 to 2005, and a Senior Counsel and then Interim Director of the Division of Investment Management from 1998 to 1999. Earlier in her career, Ms. Nazareth held a number of senior positions at investment banks. She serves on several not-for-profit boards, including Urban Institute, Watson Institute, Protestant Episcopal Cathedral Foundation, St. Albans School of Public Service, Board of Visitors of Columbia Law School, Advisory Board of the Brown University Executive Master in Cybersecurity program, and the SEC Historical Society (President). She is also a member of the American Law Institute and a member of the Advisory Board of Bitfury. Ms. Nazareth previously served on the boards of Brown University (Chair, Audit Committee), National Cathedral School (Chair, Audit Committee), and Bishop John T. Walker School for Boys.



Specific Experience, Qualifications, Attributes or Skills:

- Extensive experience in financial markets regulation
- Legal/regulatory/government experience
- Corporate governance experience
- Audit Committee Financial Expert
- International business experience
- Associations/Public Policy experience



Other Public Company Directorships:

Current

- Figure Acquisition Corp. I, Director (since 2021)
- Athena Technology Acquisition Corp., Director (since 2021)



Thomas J. Perna

Age 70, is a member of the Audit Committee and the Governance and Nominating Committee. Mr. Perna has been a member of our Board since 2009.

Independent Director

Mr. Perna has served as the Chairman of the Board of Trustees of the Amundi Pioneer Mutual Fund Group since 2012. Prior to this appointment, he served as a member of the Board of Trustees of the Pioneer Funds from 2006, overseeing approximately 57 open-end and closed-end investment companies in a mutual fund complex. Mr. Perna joined Quadriserv, Inc., a technology products company in the securities lending industry, in 2005, and served in several roles including as Chairman and Chief Executive Officer until 2014. Previously, Mr. Perna served as Senior Executive Vice President of The Bank of New York, now known as The Bank of New York Mellon, in its Financial Institutions Banking, Asset Servicing and Broker Dealer Services sectors, where he was responsible for over 6,000 employees globally. He also served as a Commissioner on the New Jersey Civil Service Commission from 2011 to 2015. Mr. Perna previously served on the Boards of Directors of the Depository Trust & Clearing Corporation, Euroclear Bank S.A., Euroclear Clearance System PLC, and Omgeo PLC. He is a member of a number of banking and securities industry associations.



Specific Experience, Qualifications, Attributes or Skills:

- Operating, executive and management experience, including as chief executive officer of a provider of technology products to the securities industry

- Financial services and technology industry experience and knowledge

- Financial expertise and financial literacy

- Sales and marketing experience

- International business experience, including management of a global financial services firm

- Corporate governance experience

- Government and regulatory experience

- Association/public policy experience

- Risk management expertise



Other Public Company Directorships:

Current

- Amundi Pioneer Mutual Funds, Chairman of the Board of Trustees (since 2006)



Amit K. Zavery

Age 50, is a member of the Audit Committee. Mr. Zavery has been a member of our Board since 2019.

Independent Director

Mr. Zavery is a Vice President and Head of Platform for Google Cloud at Google, LLC, a position he has held since 2019. Previously, he served in numerous senior leadership roles during his 24 years at Oracle Corporation. Most recently, he was Executive Vice President and General Manager of Oracle Cloud Platform and Middleware products. He led Oracle's product vision, design, development, operations and go-to-market strategy for its cloud platform, middleware and analytics portfolio, and oversaw a global team of more than 4,500 engineers.



Specific Experience, Qualifications, Attributes or Skills:

- Global operating, executive and management experience
- Digital and technology industry knowledge
- Financial expertise and financial literacy
- Extensive experience in global sales and marketing
- International business experience

Required Vote

Each director nominee receiving a majority of the votes cast at the 2021 Annual Meeting, in person or by proxy, and entitled to vote in the election of directors, will be elected, provided that a quorum is present. Abstentions and broker non-votes will be included in determining whether there is a quorum. In determining whether such nominees have received the requisite number of affirmative votes, abstentions will have no effect on the outcome of the vote. Pursuant to NYSE regulations, brokers do not have discretionary voting power with respect to this proposal, and broker non-votes will have no effect on the outcome of the vote.

Recommendation of the Board of Directors

The Board of Directors Recommends that you Vote **FOR** the Election of All Nominees

Director Compensation

Fiscal Year 2021 Non-Management Director Compensation

The compensation of our non-management directors is determined by the Compensation Committee upon review of recommendations from the Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. ("*FW Cook*"). No changes were made to the program for fiscal year 2021.

All of our directors are non-management directors, other than Mr. Gokey and Mr. Daly, who are our CEO and our Executive Chairman, respectively. The compensation paid to Mr. Gokey is reflected in "Summary Compensation" on page 76 of this Proxy Statement. Although Mr. Daly is one of our executive officers, he is not a Named Executive Officer for fiscal year 2021 because he was not one of the three most highly compensated executive officers for the year. Mr. Gokey and Mr. Daly do not receive any additional cash or equity compensation for their participation on the Board.

Non-Management Director Compensation Structure



ANNUAL RETAINER

$90,000
Annual Cash Retainer

$160,000
Annual Equity Retainer split evenly into deferred stock units ("*DSUs*") and stock options(1)

+

ADDTIONAL RETAINERS

LEAD INDEPENDENT DIRECTOR
$130,000(2)

AUDIT COMMITTEE CHAIR
$20,000(2)

COMPENSATION COMMITTEE CHAIR
$15,000(2)

GOVERNANCE AND NOMINATING COMMITTEE CHAIR
$15,000(2)

+

MEETING FEES

$1,500
per board or committee meeting attended in person

$750
per board or committee telephonic or video conference meeting

(1) DSUs and stock options vest at grant.

(2) Lead Independent Director additional retainer is paid $72,500 in cash and $57,500 in equity (split evenly between DSUs and stock options). Committee Chair retainers are paid in cash.

Cash Compensation. Non-management directors received an annual retainer and meeting fees for each Board meeting and each committee meeting attended as a committee member. All retainers and meeting fees are paid in cash on a quarterly basis.

Directors may participate in the Broadridge Director Deferred Compensation Plan (the "*Deferred Compensation Plan*") which allows them to defer their cash compensation into grants of DSUs that settle in shares of Common Stock. The number of DSUs awarded is determined by dividing the quarterly cash payment by the closing price of the Common Stock on the day before cash payments are made. This election is made annually prior to the beginning of the calendar year in which the retainers and fees are earned and is irrevocable for the entire calendar year. Accounts are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board. Participants' DSUs convert to shares of Common Stock upon their departure from the Board either in a lump sum amount or in installments for up to five years, as previously elected by the director.

Director Compensation

Equity Compensation. Non-management directors received annual grants of stock options and DSUs under the 2018 Omnibus Award Plan (the "*2018 Omnibus Plan*") approved by the Company's stockholders at the 2018 annual meeting of stockholders. The number of shares comprising each director's equity awards is determined at the time of grant based on a 30-day average stock price prior to the distribution of meeting materials, and, for stock options, the binomial stock option valuation method.

- All stock options are granted with an exercise price equal to the closing price of Common Stock on the date of grant. All stock options granted to our non-management directors are fully vested upon grant and have a term of 10 years. Following separation from service on the Board, stock options held by directors expire at the earlier of the expiration of the option term and three years.

- All DSUs are granted at the same time as stock options, are fully vested upon grant, and will settle as shares of Common Stock upon the director's separation from service on the Board. DSUs are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board.

Stockholder-Approved Cap on Pay. Our stockholders approved a cap on non-management director pay as part of the 2018 Omnibus Plan. The cap imposes an annual limit of $750,000 on cash fees paid and equity awards that may be granted to any non-management director during the fiscal year. Our current compensation program for non-management directors is well below this limit.

Stock Ownership Guidelines. The stock ownership guidelines for the non-management directors provide that each non-management director is expected to accumulate an amount of Common Stock or DSUs equal in value to 10 times their annual cash retainer. Stock option awards and cash-settled phantom stock will not count as shares of Common Stock for purposes of this calculation.

In addition, the guidelines provide that:

- A non-management director should retain at least 50% of the net profit shares realized after the exercise of stock options until the 10 times annual cash retainer ownership level is reached. Net profit shares are the shares remaining after the sale of shares to fund payment of the stock option exercise price, tax liability and transaction costs owed due to exercise.

- After the ownership level is met, the non-management director must continue to hold at least 50% of future net profit shares for one year.

Due to the holding requirement, there is no minimum time period in which the directors are required to achieve the stock ownership multiple.

All of our non-management directors have met the stock ownership multiple, other than Ms. Carter, Mr. Zavery, Mr. Flowers and Ms. Nazareth, who joined the Board in 2017, 2019, 2021, and 2021, respectively, and are making progress toward meeting the multiple.

Other Compensation. Non-management directors may participate in the Broadridge Matching Gift Program (the "*Matching Gift Program*") up to a maximum Company contribution of $10,000 per calendar year.

The non-management directors are also reimbursed for their reasonable expenses in connection with attending Board and committee meetings and other Company events.

Director Compensation

The table below sets forth the compensation paid to our non-management directors in fiscal year 2021:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Leslie A. Brun	$162,500	$112,589	$106,970	—	$382,059
Pamela L. Carter	$123,500	$ 82,829	$ 78,697	$10,000	$295,026
Robert N. Duelks	$118,500	$ 82,829	$ 78,697	$10,000	$290,026
Melvin L. Flowers[5]	$ 23,250	—	—	—	$ 23,250
Brett A. Keller	$105,750	$ 82,829	$ 78,697	$10,000	$277,276
Maura A. Markus	$105,750	$ 82,829	$ 78,697	$12,500	$279,776
Annette L. Nazareth[6]	—	—	—	—	—
Thomas J. Perna	$103,500	$ 82,829	$ 78,697	—	$265,026
Alan J. Weber	$120,750	$ 82,829	$ 78,697	$10,000	$292,276
Amit K. Zavery	$101,250	$ 82,829	$ 78,697	$ 9,000	$271,776

(1)	Represents the amount of cash compensation payable for fiscal year 2021 Board and committee service. Several directors deferred fiscal year 2021 cash compensation under the Deferred Compensation Plan: 717 DSUs (Mr. Keller); 717 DSUs (Ms. Markus); 819 DSUs (Mr. Weber); and 687 DSUs (Mr. Zavery).

(2)	Represents the aggregate grant date fair value of the annual DSU awards granted during fiscal year 2021 (excluding DSUs granted under the Deferred Compensation Plan), computed in accordance with Financial Accounting Standards Board's Accounting Standards Codification 718, Compensation – Stock Compensation ("*FASB ASC Topic 718*"). See Note 15, "Stock-Based Compensation" to the consolidated financial statements included in our 2021 Form 10-K (the "*2021 Consolidated Financial Statements*") for the relevant assumptions used to determine the valuation of these awards. The total number of DSUs outstanding for each non-management director as of June 30, 2021 is as follows: 24,465 (Mr. Brun); 2,799 (Ms. Carter); 17,017 (Mr. Duelks); 0 (Mr. Flowers); 5,821 (Mr. Keller); 10,882 (Ms. Markus); 17,017 (Mr. Perna); 17,017 (Mr. Weber); and 1,230 (Mr. Zavery). These amounts include dividend-equivalent DSUs credited during fiscal year 2021 and exclude DSUs granted under the Deferred Compensation Plan.

(3)	Represents the aggregate grant date fair value of option awards granted during fiscal year 2021 computed in accordance with FASB ASC Topic 718. See Note 15, "Stock-Based Compensation" to the 2021 Consolidated Financial Statements for the relevant assumptions used to determine the valuation of these awards. The total number of stock options outstanding for each non-management director as of June 30, 2021, all of which are exercisable, is as follows: 93,990 (Mr. Brun); 12,496 (Ms. Carter); 62,386 (Mr. Duelks); 0 (Mr. Flowers); 26,107 (Mr. Keller); 29,489 (Ms. Markus); 29,489 (Mr. Perna); 62,386 (Mr. Weber); and 5,588 (Mr. Zavery).

(4)	Represents Company-paid contributions made to qualified tax-exempt organizations under the Matching Gift Program on behalf of the non-management directors. Amounts shown reflect total Company matching contributions in each fiscal year, and therefore may be greater than the calendar year maximum.

(5)	Mr. Flowers was appointed to the Board in June 2021.

(6)	Ms. Nazareth was appointed to the Board following the end of fiscal year 2021.

Board Meeting Attendance

Our Corporate Governance Principles provide that directors are expected to attend regular Board meetings, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Our Board met seven times during fiscal year 2021. Each of our directors attended 100% of the meetings of the Board and of the committees on which they served during fiscal year 2021.

Board Leadership Structure

Our Corporate Governance Principles do not specify a policy with respect to the separation of the positions of Chairman and CEO or with respect to whether the Chairman should be a member of management or a non-management director. The Board recognizes that there is no single, generally accepted approach to providing Board leadership, and given the dynamic and competitive environment in which we operate, the Board's leadership structure may vary as circumstances warrant.

The Board determined that the leadership of the Board is currently best conducted by a Chairman. The Chairman provides overall leadership to the Board in its oversight function, while the CEO provides leadership with respect to the day-to-day management and operation of our business. We believe the separation of the offices allows the Chairman to focus on managing Board matters and allows the CEO to focus on managing our business. To further enhance the objectivity of the Board, the directors, other than Mr. Gokey and Mr. Daly, are independent.

Mr. Daly serves as our Executive Chairman. The Board believes Mr. Daly's service as our former CEO and his many years of corporate governance expertise enhances management continuity and provides management with a valuable resource. Mr. Daly is an advisor to the CEO on important initiatives, including regulatory matters, digital adoption and retail shareholder engagement. He has the following duties and responsibilities as Chairman of the Board:

- Calling Board and stockholder meetings
- Presiding at Board and stockholder meetings
- Establishing Board meeting agendas, subject to approval of the Lead Independent Director

LEAD INDEPENDENT DIRECTOR

Mr. Brun serves as our Lead Independent Director to maintain the Board's strong leadership of independent directors. The Board believes that this structure provides the Company and the Board with strong leadership and appropriate independent oversight.

The Board believes that having a Lead Independent Director vested with key duties and responsibilities and three Board committees composed solely of independent directors and led by independent directors provides a formal structure for strong independent oversight of the Executive Chairman and the Company's management team. The Board meets in executive session led by Mr. Brun without the Executive Chairman or CEO at each regular Board meeting.

The Lead Independent Director's duties and responsibilities set forth in our Corporate Governance Principles include:

Presiding at all meetings of the Board at which the Executive Chairman is not present, including executive sessions of the independent directors

Serving as liaison between the Executive Chairman and the independent directors

Approving meeting schedules, agendas and materials for the Board

The authority to call meetings of the independent directors

Acting as liaison between the independent directors and the CEO

If requested by major stockholders, ensuring his or her availability for consultation and direct communication

Committees of the Board

The Board has three standing committees, each of which is comprised solely of independent directors and is led by an independent Chair: Audit Committee, Compensation Committee, and Governance and Nominating Committee.

Audit Committee

Number of Meetings in 2021: 8
Committee Chair: Pamela L. Carter

CURRENT MEMBERS:

Pamela L. Carter

Robert N. Duelks

Melvin L. Flowers (Financial Expert)

Brett A. Keller

Maura A. Markus

Annette L. Nazareth (Financial Expert)

Thomas J. Perna

Alan J. Weber (Financial Expert)

Amit K. Zavery

PRIMARY RESPONSIBILITIES

The Audit Committee has a charter under which its responsibilities and authorities include assisting the Board in overseeing the following:

- The Company's systems of internal controls regarding finance, accounting, legal and regulatory compliance
- The Company's auditing, accounting and financial reporting processes generally
- The integrity of the Company's financial statements and other financial information provided by the Company to its stockholders and the public
- The Company's cybersecurity program
- The Company's compliance with legal and regulatory requirements
- The performance of the Company's Internal Audit Department and independent registered public accountants

In addition, in the performance of its oversight duties and responsibilities, the Audit Committee also reviews and discusses with management the Company's quarterly financial statements and earnings press releases as well as financial information and earnings guidance included therein; reviews periodic reports from management covering changes, if any, in accounting policies, procedures and disclosures; reviews management's assessment of the effectiveness of the internal control over financial reporting to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002; and reviews and discusses with the Company's internal auditors and with its independent registered public accountants the overall scope and plans of their respective audits.

INDEPENDENCE AND AUDIT COMMITTEE FINANCIAL EXPERTS

The Board has determined that each of the members of the Audit Committee is independent as defined by NYSE Listing Standards and the rules of the SEC applicable to audit committee members. The Board has determined that Mr. Weber, Mr. Flowers and Ms. Nazareth qualify as audit committee financial experts as defined in the applicable SEC rules, and that all Audit Committee members are financially literate.

Audit Committee members are prohibited from serving on more than three public company audit committees.

Compensation Committee

Number of Meetings in 2021: 6
Committee Chair: Alan J. Weber

CURRENT MEMBERS:

Brett A. Keller

Maura A. Markus

Annette L. Nazareth

Alan J. Weber

PRIMARY RESPONSIBILITIES

The Compensation Committee has a charter under which its responsibilities and authorities include:

- Reviewing the Company's compensation strategy
- Reviewing the performance of senior management
- Reviewing the risks associated with the Company's compensation programs
- Approving the compensation of the CEO, Executive Chairman and all other executive officers
- Reviewing and making recommendations to the Board regarding the director compensation program
- Reviewing the Company's human capital strategies, initiatives and programs with respect to the Company's culture, talent, recruitment, retention and employee engagement, as well as diversity, equity and inclusion matters

In addition, the Compensation Committee administers the Company's equity-based compensation plans and takes such other action as may be appropriate or as directed by the Board to ensure that the compensation policies of the Company are reasonable and fair.

As necessary, the Compensation Committee consults with FW Cook as its independent compensation consultant to advise on matters related to our executive officers' and directors' compensation and general compensation programs.

INDEPENDENCE

The Board has determined that each member of the Compensation Committee is independent as defined by NYSE Listing Standards. In addition, each member of the Compensation Committee is independent for purposes of the applicable SEC and tax rules.

Governance and Nominating Committee

Number of Meetings in 2021: 4
Committee Chair: Robert N. Duelks

CURRENT MEMBERS:

Pamela L. Carter

Robert N. Duelks

Thomas J. Perna

PRIMARY RESPONSIBILITIES

The Governance and Nominating Committee has a charter, under which its responsibilities and authorities include:

- Identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each of the Company's annual meeting of stockholders

- Ensuring that the Audit, Compensation and Governance and Nominating Committees have the benefit of qualified and experienced independent directors

- Developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company

- Receiving reports from and advising management on the Company's ESG strategy, policies and programs

INDEPENDENCE

The Board has determined that each member of the Governance and Nominating Committee is independent as defined by NYSE Listing Standards.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions of the Board and its committees without Company management present. These executive sessions are chaired by the Lead Independent Director at Board meetings or by the independent Committee Chairs at committee meetings. The independent directors met in executive session at all of the regularly scheduled Board and committee meetings held in 2021. In addition, at least once a year, our independent directors meet to review the Compensation Committee's annual review of the CEO and Executive Chairman.

Annual Board and Committee Evaluation Process

The Board conducts an evaluation of its performance and effectiveness as well as that of the three committees on an annual basis. The purpose of the evaluation is to elicit feedback on an anonymous basis concerning how the Board and committees are meeting their responsibilities and to identify ways to enhance the Board's and committees' effectiveness. As part of the evaluation, each director completes a written questionnaire developed by the Governance and Nominating Committee focused both on the director's view of procedural matters, whether each committee's charter responsibilities have been met, and questions on the effectiveness of the Board and the committees on which they serve, including soliciting areas for recommended improvement. The collective ratings and comments of the directors are compiled and then presented to the Governance and Nominating Committee by its Chair, and to the full Board for discussion and action. In addition, this year an independent third party who is an expert in board advisory services reviewed the completed evaluations and interviewed each of the directors to assess the Board and committees against current best practices. The results of this work, including any recommendations, are presented to the Board together with the results of the evaluations.

The Board's Oversight Role

The responsibilities of the Board include oversight of the Company's risk management processes. The Board has two primary methods of overseeing risk. The first method is through the Company's Enterprise Risk Management ("*ERM*") process which regularly reports to the Board regarding the most significant risks facing the Company. The second is through the functioning of the Board's committees.

Enterprise Risk Management Process

The goal of the ERM process is to provide an ongoing procedure, effected at all levels of the Company across each business unit and corporate function, to identify and assess risk, monitor risk, and agree on mitigating action. Central to Broadridge's risk management process is its Risk Committee, which oversees management's identification and assessment of the key risks in the Company and reviews the controls management has in place with respect to these risks. The Risk Committee is comprised of executive officers and senior executives of the Company.

A subcommittee of the Risk Committee, the Cybersecurity Council, provides additional oversight of Broadridge's cybersecurity risks. The Cybersecurity Council meets regularly and is comprised of senior executives representing a number of disciplines.

Management established the ERM process to ensure a complete Company-wide approach to risk over five distinct but overlapping core areas:

STRATEGIC	The risks that could impede the Company from achieving its strategic vision and goals
FINANCIAL	The risks related to maintaining accurate financial statements, and timely and complete financial disclosures
OPERATIONAL	The risks in the processes, people and technology the Company employs to achieve its strategy, normal business operations and cybersecurity
COMPLIANCE	The risks related to the Company's legal and regulatory compliance requirements and violations of laws
REPUTATIONAL	The risks that impact the Company's reputation including failing to meet the expectations of its clients, investors, employees, regulators or the public

Role of the Board and Committees

In addition to the ERM process, the Board and its Committees oversee specific areas of the Company's risks. The Board delegates oversight for certain risks to each Committee based on the risk categories relevant to the subject matter of the Committee.

BOARD OF DIRECTORS

- Strategic, Operational and Reputational risks
- Strategy
- Succession planning
- Diversity, equity and inclusion matters
- Political activities

AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE AND NOMINATING COMMITTEE
• Financial risks • Certain major business risks including cybersecurity and data privacy • Compliance risks (joint with Governance and Nominating Committee) • Related party transactions	• Compensation program design risk • Human capital management oversight	• Compliance risks (joint with Audit Committee) • Risks related to ESG matters

The Board's Oversight of Cybersecurity Program

Management provides reports on its cybersecurity program to the Audit Committee on a regular basis, including a quarterly report on our information security program prepared by an independent third-party cybersecurity services and consulting firm, and the full Board on an annual basis. Also, third-party cybersecurity experts present to the full Board on an annual basis. In addition, the Company's Cybersecurity Council regularly provides updates on its activities to the full Board.

The Board's Oversight of Covid-19 Impact

The Board has received frequent updates on the impact to the Company's associates, operations and clients, and has reviewed with management the various measures taken to protect our associates' health and maintain our services to our clients.

The Board's Oversight of Compensation Program

Management, with the assistance of FW Cook, performed an annual assessment of our compensation objectives, philosophy, and forms of compensation and benefits for all Broadridge employees, including the executive officers, to determine whether the risks arising from such policies or practices are reasonably likely to have a material adverse effect on the Company. A report summarizing the results of this assessment was reviewed and discussed with the Compensation Committee. The Compensation Committee concluded that Broadridge's compensation program does not create risks that are reasonably likely to have a material adverse effect on the Company.

The key design features in our compensation program that support this conclusion are:

- The compensation program's mix between fixed and variable compensation, annual and long-term compensation, and cash and equity compensation is designed to encourage strategies and actions that are in Broadridge's and its stockholders' long-term best interests

- Equity awards with multi-year vesting periods provide for significant long-term wealth creation for executive officers when the Company provides meaningful total shareholder return over a sustained period

- The Compensation Committee reviews and approves executive officer objectives to ensure that goals are aligned with the Company's business plans, achieve the proper risk/reward balance, and do not encourage unnecessary or excessive risk taking

- Incentive-based compensation of the executive officers is subject to recovery under Broadridge's Clawback Policy

- Broadridge maintains robust stock ownership guidelines and retention and holding period requirements

- Broadridge maintains a "double-trigger" Change in Control Severance Plan for Corporate Officers (the "*CIC Plan*") and an Officer Severance Plan (the "*Officer Severance Plan*") in order to retain executives while ensuring that they make the best decisions for the Company

The Board's Role in Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy. All of our directors have an obligation to keep informed about the Company's business and strategy so they can provide guidance to management in formulating and developing plans and knowledgeably exercise their decision-making authority on matters of importance to the Company. Our Board regularly discusses the key priorities of our Company and advises on the Company's long-term strategy.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plan including its annual operating plan and acquisition performance.

- At every regular Board meeting, the Board is provided with in-depth reviews of one or more of the Company's core growth strategies and the Company's progress against its strategic goals in a rotation, such that each core strategy is covered in detail annually.

- Throughout the year and at almost every Audit Committee meeting, the Audit Committee members receive presentations on the status of the Company's acquisitions.

- Our independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.

The Board's Role in Succession Planning, Human Capital Management, and Diversity, Equity and Inclusion

The Board believes that succession planning and human capital management are vital to Broadridge's success. The Board is actively engaged and involved in executive officer talent management and provides input on important decisions in this area. The Board reviews the Company's executive talent management strategy, which includes a discussion of the Company's leadership bench and succession plans with a focus on key positions at the senior officer level. High potential leaders are given exposure and visibility to Board members through formal presentations, informal events and one-on-one meetings.

More broadly, Broadridge is focused on developing an inclusive and respectful work environment that allows our associates to reach their full potential professionally. The success of Broadridge's associates is key to the Company's success, and the Board and Compensation Committee both work with management to provide oversight on a broad range of human capital management topics including culture, compensation, benefits, recruiting and development programs, retention and diversity, equity and inclusion. Management set diversity, equity and inclusion goals in fiscal year 2021, and our Chief Human Resources Officer and/or Chief Diversity Officer regularly provide updates to the Board on the progress made with respect to these initiatives.

Director Attendance at Annual Meetings

Our directors are expected to attend the Company's annual meeting of stockholders. All of our directors who were members of our Board at the time attended the 2020 Annual Meeting.

Communications with the Board of Directors

All interested parties who wish to communicate with the Board or any of the non-management directors, may do so by sending a letter to the Company's Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042 or emailing our Secretary at *CorporateSecretary@broadridge.com*, and specifying the intended recipient. All such communications, other than unsolicited commercial solicitations or communications, will be forwarded to the appropriate director for review. Any such unsolicited commercial solicitation or communication not forwarded to the appropriate director will be available to any non-management director who wishes to review it. The Governance and Nominating Committee, on behalf of the Board, will review letters it may receive concerning the Company's corporate governance processes and will make recommendations to the Board based on such communications.

Corporate Governance Documents

Corporate Governance Principles

The Board adopted the Corporate Governance Principles to promote the effective functioning of the Board and its committees, to promote the interests of stockholders, and to ensure a common set of expectations as to how the Board and its committees, individual directors and management should perform their functions. The Board reviews the Corporate Governance Principles annually.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "*Code of Business Conduct*") that applies to the Company's directors and associates, including the Company's principal executive officer, principal financial officer and chief accounting officer. The Company will post on its website any amendment to the Code of Business Conduct and any waiver of the Code of Business Conduct granted to any of its directors or executive officers to the extent required by applicable rules.

Website Access to Corporate Governance Documents

Copies of the charters of the committees of the Board, Corporate Governance Principles, and Code of Business Conduct are available on our Investor Relations website at ***broadridge-ir.com/governance/governance-documents*** or by writing to the Company's Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042 or emailing our Secretary at *CorporateSecretary@broadridge.com*.

Certain Relationships and Related Transactions

The Company maintains a written Related Party Transactions Policy. Under this policy, any transaction between the Company and a "related person" in which such related person has a direct or indirect material interest must be submitted to our Audit Committee for review, approval, or ratification.

A "related person" means a director, executive officer or beneficial holder of more than five percent of the Company's outstanding Common Stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of 10% or greater of a direct or indirect equity interest. Our directors and executive officers must promptly inform our Chief Legal Officer of any plan to engage in a potential related party transaction.

This policy requires our Audit Committee to be provided with full information concerning the proposed transaction, including the risks and benefits to the Company and the related person, any alternative means by which to obtain like products or services, and the terms of a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the Audit Committee will consider all relevant facts and circumstances, including the nature of the interest of the related person in the transaction and the terms of the transaction. Specific types of transactions are excluded from review under the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

In fiscal year 2021, the Company did not engage in any related party transaction in which the amount involved exceeded $120,000. In addition, the Code of Business Conduct prohibits Company personnel, including members of the Board, from exploiting their positions or relationships with Broadridge for personal gain. The Code of Business Conduct provides that there shall be no waiver of any part of the Code of Business Conduct, except by a vote of the Board or a designated committee, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect Broadridge. Any amendments to the Code of Business Conduct, or any waivers of its requirements, will be disclosed on our Investor Relations website at *broadridge-ir.com/governance/ governance-documents*.

Compensation Committee Interlocks and Insider Participation

None of the directors who is currently or who was a member of our Compensation Committee during fiscal year 2021, is either currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or served during fiscal year 2021, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Stockholder Engagement

We believe that regular communication with our stockholders is essential to our long-term success. Throughout the year, our CEO, CFO and Head of Investor Relations regularly engage with our stockholders at industry and investment community conferences, investor road shows, and analyst meetings over video calls, in our offices, and in the offices of current and potential institutional investors.

During fiscal year 2021, members of our management team held meetings with over 400 current and prospective investors, including all of our top 10 active investors. Topics included, but were not limited to, understanding Broadridge's business model, growth strategy, industry positioning, capital allocation model, capital returns plan, performance, three-year performance relative to our investor day objectives, product and platform development, sales, company leadership, growth drivers, and ESG topics. We also hosted a virtual investor day in December 2020 to review our business strategy and lay out a series of multi-year strategic and financial objectives. Our investor day was attended by over 1,100 participants.

Management regularly communicates with the full Board and Audit Committee regarding its communications with our stockholders. Our Lead Independent Director is available to meet with our major stockholders, and in fiscal year 2021, he met with representatives of one of our large stockholders to discuss governance matters. We have had success engaging with our stockholders to understand their questions or concerns, and we remain committed to these efforts on an ongoing basis. We welcome feedback from all stockholders, who may contact our Investor Relations team by emailing *broadridgeir@broadridge.com*.

Political Contributions

We believe it is in the best interests of the Company and its stockholders to engage constructively and responsibly in the public policy and political process to advance and protect our long-term interests. Therefore, we participate in the development of public policy that addresses issues affecting our industry, business, products, clients, associates and communities. We do so in various ways, including educational outreach to elected officials on key public policy issues related to the Company's business, and facilitating voluntary political giving by eligible associates and directors through the Broadridge Financial Solutions Political Action Committee (the "*Broadridge PAC*"). The Company's political activities and related spending reflects the interests of the Company and its stockholders, and not those of any individual director, officer or associate.

The Board has adopted a Political Contributions Policy to help ensure that any political contributions and expenditures are done in a manner consistent with the Company's commitment to the highest standards of ethics and business integrity and to protect and enhance shareholder value. In addition, the Board has oversight responsibility for Broadridge PAC spending, corporate expenditures to influence public policy, dues and other contributions to trade associations, and the Company's lobbying priorities and activities.

Our Political Contributions Policy provides that no Company resources, including the use of Company premises, equipment or property, or Company funds, may be contributed to any federal political candidate, political committee (other than for the administrative or solicitation expenses of the Broadridge PAC, as permitted by law), political party, state ballot measure committee or to any other organization for the purpose of attempting to influence elections or ballot measures. Additionally, our Political Contributions Policy prohibits contributions to social welfare organizations formed under Section 501(c)(4) of the Internal Revenue Code of 1986, as amended (the "*Code*").

We invite you to visit our Sustainability website at ***broadridge.com/about/sustainability*** to see our Political Contributions Policy and for certain disclosures regarding our political contributions and activities. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Sustainability

Corporate sustainability is the foundation of how we operate our Company. We are committed to conducting our business based on a strong sustainability framework focusing on responsible ESG practices. Our commitment to sustainability is a core value driving our commitment to service. We believe there is a direct connection between employee engagement, client satisfaction and the creation of shareholder value—a concept known as the Service-Profit Chain. At Broadridge, we put this idea to work not only in our internal policies and processes but also in our communities, just as we do for our valued partners. We recognize that the stronger our commitments to sustainability practices internally and in the communities around us, the more we are able to provide to the marketplace.

Our sustainability framework includes strong corporate governance practices and policies. Through this sustainability framework, we further our commitment to conducting our business effectively and with uncompromising ethics and integrity and find meaningful ways to engage with our communities.

ESG Governance

The Governance and Nominating Committee of our Board receives reports from and advises management on Broadridge's ESG strategy, policies and programs. Our Environmental, Social and Governance Committee, a cross-functional executive committee of the Company (the "*ESG Committee*"), reports to the Governance and Nominating Committee on ESG matters. The ESG Committee also assists senior management on the Company's sustainability strategy, policies and programs.

Diversity, Equity and Inclusion

As a leading provider of technology, communications, and data and analytics solutions to businesses around the world, Broadridge must have the ability to understand, embrace, and operate in a multicultural environment. Our goal is to ensure our associates at every level represent the diversity of the clients we serve and communities in which we work and that we provide a workplace that fosters a collaborative and supportive culture for our associates.

Awards and Recognition



CERTIFIED 2021
Great Place to Work®
(United States, Canada, India,
Ireland, United Kingdom and Russia)



Winner 2008–2021
Best Companies to Work For In New York
New York State Society for
Human Resource Management



Winner 2013–2021
Best Places to Work for LGBTQ Equality
Human Rights Campaign Foundation

Broadridge recognizes that developing and maintaining diverse talent and having people of all backgrounds, experiences and identities is a critical component to the Company's continued growth and success, in providing award-winning service for our clients and, ultimately, in creating value for stockholders. As part of this commitment, Broadridge has adopted the Inclusiveness Pledge (the "*Pledge*") which outlines the strategic principles that guide our commitment and actions to promote inclusion and diversity across the organization. The Pledge was adopted by our senior management team, and our CEO, Mr. Gokey, spearheads the Company's efforts to uphold the principles of the Pledge. In 2020, we appointed a Chief Diversity Officer whose role is to design and implement a holistic diversity, equity and inclusion strategy, and partner with our business units to develop the resources and competencies needed to drive this strategy.

Our commitment to developing a diverse workforce is also evidenced by the fact that every year the human capital goals of our CEO's annual cash incentive award contain a component based on increasing executive diversity. In fiscal year 2021, diverse workforce goals were cascaded deeper into Broadridge with the Compensation Committee's inclusion of annual diversity goals in the cash incentive award for each of the members of our senior management team including our executive officers.

In addition to these efforts, Broadridge has joined The Board Challenge as a Charter Partner, a movement to accelerate the pace of change by working together, calling for action and sharing best practices to increase Black board membership. As an organization that already has three Black board members, Broadridge has pledged to support the goal of true and full representation on all boards of directors, and to support and encourage the broader corporate community to accelerate these important changes.

Broadridge also supports a number of associate-led networks where associates with similar backgrounds and interests can find peer support, shape Company policy and culture, receive mentorship from senior members, and develop their careers. In addition, Broadridge has an Executive Diversity Council which includes members of our senior management team that meets regularly and tracks the Company's progress in promoting diversity, equity and inclusion.

We also aim to do business with diverse suppliers, across gender, race, ethnicity, socio-economic background, sexual orientation, veteran and disability status, as well as mission-driven enterprises. We ensure that our procurement process remains transparent, objective and non-discriminatory in the selection of suppliers. Through quarterly business reviews with our primary suppliers, we encourage the use of minority-owned or women-owned business enterprises as their suppliers and sub-contractors.

We believe that our associates are one of our most important resources. Based on this belief, we strive to provide an environment that supports career enrichment and leadership development opportunities. Through our Broadridge University, we offer a comprehensive suite of online courses and on-site training. Broadridge also has a tuition reimbursement program, and we support participation in external learning opportunities. In addition, Broadridge leaders belong to peer groups that meet eight times a year to explore leadership development and share their personal leadership experiences by discussing and recommending best practices for creating an inclusive and engaging workplace. In 2021, we launched our reverse mentoring program "You Belong at Broadridge" which supports associate engagement and increases a sense of belonging and inclusion by elevating the voices of our associates at all levels of the organization.

Our commitment to maintaining a sustainable business and conducting our business with uncompromising honesty and integrity also extends to our partners. We set forth our standards of fair and ethical behavior for our vendors in our Vendor Code of Conduct. In addition, Broadridge is committed to combatting slavery and human trafficking in its operations and supply chains. To that end, we have adopted a Human Rights Statement of Commitment to explain the steps we take to monitor and eliminate the use of or participation in slavery or human trafficking throughout our business.

Environmental and Sustainability Policies and Practices

We are all stewards of the environment and at Broadridge, we take this responsibility seriously. At Broadridge, we have built a culture based on improving the environment and engage enterprise-wide resources to institute corporate programs that promote a sustainable environment through efficient business initiatives and alternatives benefiting our clients, stakeholders and associates.

As we continue to face the threat of climate change, we are committed to reducing our environmental impact and helping our clients reduce theirs as well. One of our primary initiatives is reducing GHG emissions by driving digitization and reducing paper usage through decreased volume of physical mail and increasing our own energy efficiency. Broadridge has already eliminated more than 80% of the paper communications sent on behalf of corporate issuers and mutual funds through digitization and other alternatives.

We operate daily with a perspective on diminishing our environmental impact through sustainable consumption and production in our facilities. We hold ourselves accountable at the highest environmental, safety, and protection standards. We initiated our GHG reduction journey in 2014, making significant capital investments to reduce our energy use. We regularly disclose detailed information around GHG emissions and resource use at each of our production facilities and provide annual Carbon Disclosure Project reports. We also operate in compliance with all EPA-mandated environmental reporting requirements at all our production facilities.

Our associates who are passionate about the environment promote environmental education and awareness by providing peer engagement opportunities in environmental sustainability initiatives. In doing so, associates address environmental challenges that are important to our business, values, and communities. Our associate-led initiatives encourage responsible energy use and waste diversion in both our workplaces and our homes.

Health and Safety

We are committed to providing a safe workplace. We have developed extensive safety policies, standards, and procedures to which all associates are required to comply and all outside vendors and contractors are required to follow. Our policies are based on both U.S. Occupational Safety and Health Administration standards and site-specific guidelines to ensure that associates work in a safe and healthy environment. We also have full-time dedicated safety managers at certain locations to ensure protocol compliance and protection.

At our larger production facilities and certain other locations, we house on-site Wellness Centers staffed with physicians, nurse practitioners, and physician assistants who provide a wide variety of medical services at no cost to our associates. We provide care for acute illness and injuries, preventive care, and management of chronic diseases. Furthermore, we offer health webinars covering a wide variety of topics, including work-life balance.

After addressing the initial surge of the Covid-19 pandemic, we are now focused on running our business effectively in the new work from home paradigm while preparing for the future. We have invested in building business resiliency. We also designed a flexible Connected Workplace model largely based on feedback received from associate surveys and focus groups. Insights from these efforts have informed the way Broadridge has supported associates during the global crisis and the way we are envisioning the future of our Connected Workplace. We developed policies to protect associates from any financial hardship associated with quarantines or contact tracing, actively promoted vaccination by providing paid time off to get vaccinated and offered Covid-19 vaccines in our on-site medical clinic in Long Island, New York. Because of the increases in rates of infection in India this year, we have taken steps to support our Indian associates by providing cash advances, introduced a new leave of absence policy, created dedicated support groups and counseling hotlines, and partnered with a leading healthcare provider to provide isolation packages to infected associates.

The Broadridge Pandemic/Covid-19 Committee continues to track the latest developments of the Covid-19 pandemic. We review guidelines and situational updates from the World Health Organization, the Centers for Disease Control and Prevention, the U.S. Department of Health and Human Services, and APAC and EMEA local government health authorities. We continue to be actively engaged with SIFMA, providing industry information updates.

Investing in our Communities

We strive to empower not only our associates but also members of our communities. At the heart of our community efforts is the Broadridge Foundation, which identifies meaningful ways to engage with our communities to make a local impact. Through the Broadridge Foundation, we direct resources to charitable causes and develop community-focused action plans with a special focus on education of at-risk youth. These initiatives include providing education to children in India who have been subject to child labor or are physically and mentally challenged through our partnership with the Mamidipudi Venkatarangaiya Foundation and Sri Vidhyas Centre.

We have also partnered with the SIFMA Foundation in their "Invest It Forward" campaign which promotes financial literacy to young adults, especially those in underserved communities. In addition, with our partner NPower, we provide STEM-related educational opportunities to young adults.

In fiscal year 2021, collectively as an organization, we donated approximately $4 million. We enable our associates' community service efforts by providing Broadridge associates with three paid days annually for volunteer service and through our Matching Gift Program, we match the charitable donations of Broadridge associates up to $3,000 per calendar year and up to $10,000 per calendar year for senior executive management and non-employee directors. In fiscal year 2021, we matched approximately $700,000 of our associates' and directors' charitable donations through the Matching Gift Program.

In 2021, we committed $1 million in grants to organizations that promote social justice and related causes including the Thurgood Marshall College Fund and the NAACP Legal Defense and Educational Fund. We also ran a special campaign to double match associates' personal contributions to non-profit organizations responding to the second wave of Covid-19 in India.

Our Sustainability Report and information on our ESG efforts are available on our website at *broadridge.com/about/sustainability*. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Our Executive Officers

NAME	AGE	POSITION
Timothy C. Gokey	60	CEO and Director
Christopher J. Perry	59	President
Richard J. Daly	68	Executive Chairman
Robert Schifellite	63	Corporate Senior Vice President, ICS
Adam D. Amsterdam	60	Corporate Vice President, Senior Advisor to the CEO, Former General Counsel
Thomas P. Carey	50	Corporate Vice President, Global Technology and Operations
Douglas R. DeSchutter	51	Corporate Vice President, Customer Communications
Keir D. Gumbs	47	Corporate Vice President, Chief Legal Officer
Robert F. Kalenka	58	Corporate Vice President, ICS, Operations
Michael Liberatore	55	Corporate Vice President, ICS, Mutual Funds
Laura Matlin	62	Corporate Vice President, Deputy General Counsel, Chief Governance Officer and Chief Compliance Officer
Vijay Mayadas	49	Corporate Vice President, Capital Markets
Edmund J. Reese	47	Corporate Vice President, CFO
Richard J. Stingi	57	Corporate Vice President, Chief Human Resources Officer
Michael S. Tae	45	Corporate Vice President, Chief Transformation Officer, ICS

Timothy C. Gokey is our CEO and a member of our Board. Mr. Gokey's biographical information is set forth in "Proposal 1—Election of Directors" on page 23 of this Proxy Statement.

Christopher J. Perry is our President. Mr. Perry served as our Corporate Senior Vice President, Global Sales, Marketing and Client Solutions since joining Broadridge in 2014 until he was appointed to his current role in 2020. Prior to joining Broadridge, Mr. Perry held numerous roles at Thomson Reuters and its predecessor, Thomson Financial. He was Global Managing Director of Risk for the Financial & Risk division of Thomson Reuters. In this role, he was the general manager of a global segment and was responsible for overseeing Governance, Risk, Compliance, as well as Pricing and Reference services. From 2011 to 2013, he was President, Global Sales & Account Management at the Financial & Risk division of Thomson Reuters. From 2006 to 2010, he served as President, Americas for Thomson Reuters and its predecessor, Thomson Financial. Earlier in his career, Mr. Perry worked for A-T Financial and PC Quote, after spending many years in institutional trading and retail brokerage with Kemper Financial's Blunt Ellis & Loewi unit. In 2021, Mr. Perry joined the Board of Directors of The RepTrak Company, a private reputation data and insights company. He also serves on the Boards of Financial Services Institute, NPower, and the Make-A-Wish Foundation of New Jersey.

Richard J. Daly is the Executive Chairman of our Board and is our former CEO. Mr. Daly's biographical information is set forth in "Proposal 1—Election of Directors" on page 20 of this Proxy Statement.

Robert Schifellite is our Corporate Senior Vice President, ICS. He is the President of our ICS business segment and is responsible for all aspects of that business. In addition to the bank, broker-dealer and corporate issuer solutions businesses within ICS, in fiscal year 2018, Mr. Schifellite assumed responsibility for the Mutual Fund and Retirement Solutions business, and in fiscal year 2019, he assumed responsibility for the Customer Communications business. Mr. Schifellite joined ADP's Brokerage Services Group in 1992 as Vice President, Client Services. In 1996, he was promoted to Senior Vice President and General Manager of ICS. In 2007, when Broadridge became an independent company, he was appointed Corporate Vice President and head of the bank, broker-dealer and corporate issuer solutions businesses of our ICS segment. In 2011, Mr. Schifellite's title was changed from Corporate Vice President to Corporate Senior Vice President of Broadridge.

Our Executive Officers

Adam D. Amsterdam is our Corporate Vice President and Senior Advisor to the CEO. He served as our General Counsel from 2007 until June 2021. Previously, he served as Associate General Counsel and Staff Vice President of ADP from January 2006. Mr. Amsterdam joined ADP in 1991 as Corporate Counsel responsible for the Brokerage Services Group. In 1994, he was promoted to Senior Corporate Counsel of ADP. Mr. Amsterdam was promoted in 1996 to Assistant General Counsel and then again in 2002 to Associate General Counsel of ADP.

Thomas P. Carey is our Corporate Vice President, GTO. He is the President of our GTO business segment, a position he has held since October 2018, and is responsible for all aspects of that business. Prior to this role, Mr. Carey led Broadridge's International business with responsibility for all lines of business in the EMEA and APAC regions from 2017 to 2018. Mr. Carey joined ADP in 1992 and has held various roles with increasing responsibility at ADP and Broadridge, including as head of technology for the international business of ADP's Brokerage Services Group from 2001 to 2004, and Chief Operating Officer of the international business of ADP's Brokerage Services Group from 2004 to 2008. From 2009 to 2017, Mr. Carey led the international business of Broadridge's GTO segment.

Douglas R. DeSchutter is our Corporate Vice President, Customer Communications. Mr. DeSchutter is responsible for our Customer Communications business comprising both transactional print and digital solutions, as well as our overall digital strategy. Prior to his appointment to his current role in 2017, Mr. DeSchutter was responsible for our digital solutions business from 2015 to 2016, our U.S. regulatory communication services (proxy and prospectus) from 2012 to 2015, and our transactional reporting services business from 2009 to 2012, including print and electronic transaction reporting communications, document management, and new account processing solutions. Mr. DeSchutter was the Chief Strategy and Business Development Officer for Broadridge, responsible for mergers and acquisitions and strategy, from 2007 to 2009. Prior to the spin-off of Broadridge from ADP in 2007, Mr. DeSchutter served in various capacities at ADP in corporate development and strategy. Prior to joining ADP in 2002, he was Vice President of Mergers & Acquisitions at Lehman Brothers focusing on the technology sector.

Keir D. Gumbs is our Corporate Vice President and Chief Legal Officer. He joined Broadridge in July 2021. Mr. Gumbs oversees our legal, compliance, and physical security teams, and will help lead Broadridge's policy efforts. He joins Broadridge from Uber Technologies, Inc. ("*Uber*"), where he most recently served as Deputy General Counsel and Deputy Corporate Secretary. Mr. Gumbs joined Uber in 2018 in the role of Deputy Corporate Secretary and Associate General Counsel, Global M&A, Real Estate, Payments, Marketing, Executive Compensation & Employee Benefits, Securities and Finance. Before Uber, Mr. Gumbs was a partner at Covington & Burling LLP from 2010 to 2018, and an associate from 2005 to 2010. At Covington, he focused on corporate governance, securities regulation and other corporate matters. Prior to Covington, Mr. Gumbs was a lawyer in the Division of Corporation Finance of the SEC over a six-year period, including serving as Counsel to an SEC Commissioner.

Robert F. Kalenka is our Corporate Vice President, ICS, Operations. He is responsible for global facilities and the operations of our ICS business. In 2016, Mr. Kalenka's responsibilities were expanded to include the role of Chief Operations Officer of the Broadridge Customer Communications business within the ICS segment, where he leads the Operations and Client Relations teams. Mr. Kalenka joined ADP's Brokerage Services Group in 1992 in the Investor Communication Services Division as Director of Finance. He was promoted to Vice President of Operations of the Investor Communication Services Division in 1994, and again as Chief Operating Officer and Senior Vice President of the Investor Communication Services Division in 1999.

Michael Liberatore is our Corporate Vice President, ICS, Mutual Funds. He is the President of the Mutual Fund and Retirement Solutions business within our ICS segment and is responsible for all aspects of that business. Prior to assuming this role in 2015, Mr. Liberatore was responsible for the finance functions of the Company's two business segments, as well as its corporate financial planning and analysis function, and treasury operations. In 2014, Mr. Liberatore served as Broadridge's Acting Principal Financial Officer during a six-month period prior to Mr. Young joining the Company. Previously, he served as the Chief Operating Officer of the Mutual Fund and Retirement Solutions business from 2011 to 2013, and was responsible for all operations of the business, including technology and financial results. Mr. Liberatore joined ADP's Brokerage Services Group in 2004, as Assistant Controller of the ICS segment, and held several finance roles with increasing responsibility, including Chief Financial Officer of the ICS segment from 2008 to 2011.

Our Executive Officers

Laura Matlin is our Corporate Vice President, Deputy General Counsel, Chief Governance Officer and Chief Compliance Officer. As Deputy General Counsel, she is responsible for the legal department's operations and helps set the department's strategy. In her role as Chief Governance Officer, Ms. Matlin works closely with the Board and represents the Company's leadership on corporate governance issues. In 2017, the role of Chief Compliance Officer was added to her responsibilities. Prior to 2015, she served as the Company's Associate General Counsel, Chief Privacy Officer and Assistant Corporate Secretary since the spin-off of Broadridge in 2007. In addition, Ms. Matlin served as the acting Chief Human Resources Officer from 2014 to 2015. Prior to the spin-off, she served as Assistant General Counsel of ADP. Ms. Matlin joined ADP in 1997 as Corporate Counsel in ADP's Brokerage Services Group.

Vijay Mayadas is our Corporate Vice President, Capital Markets. He is the President of the Capital Markets division where he is responsible for Broadridge's Capital Markets trading, post-trade processing, and data and analytics businesses. Mr. Mayadas was appointed to this role in September 2020. Previously, he served as the Corporate Vice President, Global Fixed Income and Analytics within our GTO segment from September 2016 to September 2020. From 2013 when he joined Broadridge, to 2016, Mr. Mayadas was the Senior Vice President, Corporate Strategy and M&A and was responsible for our strategy, acquisitions, partnerships and other growth-related activities within the organization, including leading our Distributed Ledger Technology initiatives. Prior to joining Broadridge, Mr. Mayadas held a variety of roles in private equity, strategy consulting, and technology. Earlier in his career he co-founded and sold a software company, and worked as a software engineer on fixed income trading platforms.

Edmund J. Reese is our Corporate Vice President, Chief Financial Officer. He joined the Company in November 2020 from the American Express Company, where he most recently served as Senior Vice President and CFO of the Global Consumer Services Group. He joined American Express in 2009 and held several financial leadership positions including SVP – Head of Investor Relations and CFO positions across the Global Lending, Travel and Global Business Services businesses. Prior to joining American Express, Mr. Reese held senior finance positions at Merrill Lynch and Citigroup Smith Barney.

Richard J. Stingi is our Corporate Vice President, Chief Human Resources Officer. He was appointed our Chief Human Resources Officer in February 2021 after serving as Interim Chief Human Resources Officer from September 2020. He leads all aspects of Human Resources globally, including talent acquisition, organizational development, succession planning, and total rewards. Mr. Stingi joined Broadridge in 2013 to be the lead HR Business Partner for our GTO business and Corporate Functions. He expanded those responsibilities in 2019 to lead improvement and transformation initiatives across the Human Resources department. Prior to joining Broadridge, Mr. Stingi spent 22 years at Goldman Sachs as a Managing Director in their Human Capital Management Division.

Michael S. Tae is our Corporate Vice President, Chief Transformation Officer, ICS. He is responsible for collaborating with our senior business executives and various stakeholders on key projects to accelerate growth of our ICS business. He joined Broadridge in 2017 and led Broadridge's corporate strategy function until 2021, when he transitioned to his current role. He began his career in 1999 at McKinsey & Company, providing consulting services to clients in the financial services industry, before moving in 2004 to Merrill Lynch where he was investment banking Vice President of their Financial Institutions Group. From 2009 to 2012, Mr. Tae served as Director of Investments for the Troubled Asset Relief Program at the U.S. Department of Treasury. From 2012 to 2015, he served as a Director at Millstein & Co., a financial and strategic advisory services company. From 2015 to 2017, Mr. Tae was the Senior Executive Vice President of Worldwide Services for MicroStrategy Incorporated.

Stock Ownership Information

Security Ownership of Executive Officers and Directors

The following table shows the number of shares of Common Stock beneficially owned by (a) each of our directors, (b) each of our director nominees, (c) each executive officer named in "Summary Compensation," and (d) by all directors, director nominees, and executive officers as of July 31, 2021, as a group.

Unless otherwise noted, the beneficial owners exercise sole voting and/or investment power over their shares. The address of each person named in the table below is c/o Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042.

BENEFICIAL OWNER	NUMBER OF SHARES[1][2][3]	PERCENTAGE OF SHARES BENEFICIALLY OWNED
Adam D. Amsterdam	12,554	*
Leslie A. Brun	134,535	*
Pamela L. Carter	15,304	*
Matthew J. Connor[4]	1,147	*
Richard J. Daly[5]	447,445	*
Robert N. Duelks	93,074	*
Melvin L. Flowers	—	*
Timothy C. Gokey	470,496	*
Brett A. Keller	33,202	*
Maura A. Markus	50,483	*
Annette L. Nazareth[6]	—	*
Thomas J. Perna	79,045	*
Christopher J. Perry	106,800	*
Edmund J. Reese	1,723	*
Robert Schifellite	198,492	*
Alan J. Weber	136,598	*
James M. Young[7]	16,598	*
Amit K. Zavery	8,436	*
All directors, director nominees, and executive officers as a group (27)	2,186,155	1.9%

* Represents beneficial ownership of less than one percent of the issued and outstanding shares of our Common Stock.

(1) Includes unrestricted shares of Common Stock over which each director or executive officer has sole voting and investment power.

(2) Amounts reflect vested stock options and stock options that will vest within 60 days of July 31, 2021. If shares are acquired, the director or executive officer would have sole discretion as to voting and investment. The shares beneficially owned include: (i) the following shares subject to such options granted to the following directors or executive officers: 0 (Mr. Amsterdam), 93,990 (Mr. Brun), 12,496 (Ms. Carter), 1,147 (Mr. Connor), 238,265 (Mr. Daly), 62,386 (Mr. Duelks), 0 (Mr. Flowers), 370,178 (Mr. Gokey), 26,107 (Mr. Keller), 29,489 (Ms. Markus), 29,489 (Mr. Perna), 50,638 (Mr. Perry), 0 (Mr. Reese), 152,366 (Mr. Schifellite), 62,386 (Mr. Weber), 0 (Mr. Young), and 5,588 (Mr. Zavery); and (ii) 1,413,592 shares subject to such options granted to all directors and executive officers as a group.

(3) Amounts provided for each director, other than Mr. Daly and Mr. Gokey, include DSU awards which are fully vested upon grant, and will settle as shares of Common Stock upon the director's separation from service on the Board. The DSUs are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board.

Stock Ownership Information

(4) Mr. Connor served as our Interim CFO from September 1, 2020 to November 29, 2020.

(5) Includes 20,000 shares of Common Stock held by The EED 2012 Trust, 20,000 shares of Common Stock held by The KLD 2012 Trust, 9,484 shares of Common Stock held by The EED 2014 Trust, 1,985 shares of Common Stock held by The KLD 2014 Trust, and 2,700 shares of Common Stock held by the Daly Family Grandchildren's 2020 Trust, trusts formed for the benefit of Mr. Daly's children and grandchildren. Mr. Daly and his wife are co-trustees of these trusts.

(6) Ms. Nazareth was appointed to the Board in August 2021.

(7) Mr. Young left the Company on August 31, 2020. Information in the chart above is as of the date of his last Form 4 filed with the SEC.

Five Percent Owners of Common Stock

BENEFICIAL OWNER	NUMBER OF SHARES	PERCENTAGE OF SHARES BENEFICIALLY OWNED
The Vanguard Group, Inc.(1)	13,469,527	11.65%
BlackRock, Inc.(2)	9,454,406	8.2%
Janus Henderson Group plc(3)	6,354,526	5.5%

(1) Based on information as of December 31, 2020 contained in a Schedule 13G/A filed on February 10, 2021 by The Vanguard Group, Inc. ("*Vanguard Group*"). Vanguard Group has sole dispositive power with respect to 12,946,114 shares of Common Stock, shared voting power with respect to 210,557 shares of Common Stock and shared dispositive power with respect to 523,413 shares of Common Stock. The address of Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(2) Based on information as of December 31, 2020 contained in a Schedule 13G/A filed on January 29, 2021 by BlackRock, Inc. ("*BlackRock*"), BlackRock reported sole voting power with respect to 8,359,307 shares of Common Stock and sole dispositive power with respect to 9.454,406 shares of Common Stock. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(3) Based on information as of December 31, 2020 contained in a Schedule 13G/A filed on February 11, 2021 by Janus Henderson Group plc ("*Janus Henderson*"). Janus Henderson has an indirect 97% ownership stake in Intech Investment Management LLC ("*Intech*") and a 100% ownership stake in Janus Capital Management LLC ("*JCM*"), Perkins Investment Management LLC, Henderson Global Investors Limited ("*HGIL*") and Janus Henderson Investors Australia Institutional Funds Management Limited. Includes 203,714 shares beneficially owned by Intech, 6,132,452 shares beneficially owned by JCM, 18,360 shares beneficially owned by HGIL, in each case, as a result of the entity serving as an investment adviser or sub-adviser. Janus has shared voting and dispositive power with respect to 6,354,526 shares of Common Stock. The address of Janus is 201 Bishopsgate EC2M 3AE, United Kingdom.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), requires the Company's executive officers, directors and persons who own more than 10% of our Common Stock to file initial reports of ownership and changes in ownership with the SEC. To the Company's knowledge, with respect to the fiscal year ended June 30, 2021, all applicable filings were timely made, except that Michael Liberatore inadvertently failed to file Forms 4 reflecting the acquisition and disposition of shares held by him and his wife on September 11, 2020 and November 2, 2020, respectively. The shares had been acquired and sold by Mr. Liberatore's broker without his knowledge. He subsequently filed a Form 5 on August 6, 2021 reflecting these transactions.

Proposal 2—Advisory Vote to Approve the Compensation of our Named Executive Officers (the Say on Pay Vote)

 In recognition of the interest the Company's stockholders have in the Company's executive compensation policies and practices, and in accordance with the requirements of Section 14A of the Exchange Act, this proposal provides the Company's stockholders with an opportunity to cast an advisory vote on the compensation of the Named Executive Officers, as disclosed pursuant to the SEC's compensation disclosure rules in this Proxy Statement.

At the 2020 Annual Meeting, 95% of the votes cast on the Say on Pay Vote were voted in favor of the proposal. The Compensation Committee discussed the results of this advisory vote in connection with its review of compensation decisions.

As described in more detail in the Compensation Discussion and Analysis beginning on page 52 of this Proxy Statement, the Company has adopted an executive compensation program that reflects the Company's philosophy that executive compensation should be structured to align each executive's interests with the interests of our stockholders. Provided below are a few highlights of our performance and our executive compensation policies and practices in fiscal year 2021.

- **Pay for Performance.** The mix of compensation elements for the Named Executive Officers, and particularly the CEO, is more heavily weighted towards variable, performance-based compensation than for the balance of the Company's executive officers. This is intended to ensure that the executives who are most responsible for overall performance and changes in shareholder value are held most accountable for results. For 2021, approximately 90% of the target TDC of our CEO, Mr. Gokey, and approximately 77% of the target TDC of our other Named Executive Officers (on average), is at risk and tied primarily to the growth and profitability of the Company.

  Broadridge demonstrated another year of strong growth in fiscal year 2021, including 10% Recurring fee revenue growth, 13% Non-GAAP Adjusted EPS growth, and record Closed sales results.

  In line with the Company's strong overall financial performance in fiscal year 2021, the annual cash incentive payments for the Named Executive Officers ranged from 119% to 126% of their targets. In addition, because of our strong EPS performance in fiscal years 2020 and 2021, performance-based RSU awards were earned at 110% of their target amounts.

  Based on these factors, the Compensation Committee concluded that fiscal year 2021 compensation was well aligned with our performance for the year and that the connection between pay and performance is strong.

- **Pay Targeted at Median.** Our goal is to position total target compensation at the median of the external market for the Named Executive Officers. On an individual basis, target compensation for each Named Executive Officer may be set above or below median based on a variety of factors including time in position, sustained performance over time, readiness for promotion to a higher level, and skill set and experience relative to external market counterparts. Actual compensation varies above or below the target level based on the degree to which specific performance goals are attained in the variable incentive plans, changes in stock value over time, and the individual performance of each executive.

- **Risk Mitigation and Corporate Governance Policies and Practices.** The Company has certain policies in place to minimize excessive risk taking such as a clawback policy and a policy that prohibits the hedging or pledging of the Company's securities. Our Clawback Policy enables the Company to recover incentive-based compensation if an executive officer engages in intentional misconduct irrespective of whether there has been a financial restatement. In addition, in consultation with FW Cook, the Compensation Committee reviewed the compensation programs for all Broadridge employees and concluded that these programs do not create risks that are reasonably likely to have a material adverse effect on the Company.

The stockholder vote on this proposal is not intended to address any specific element of compensation, but rather the overall compensation of our Named Executive Officers. This vote is advisory and will not be binding on the Company. However, the Board and the Compensation Committee will review and consider the voting results when evaluating future compensation decisions relating to our Named Executive Officers.

We request that stockholders approve, on an advisory basis, the compensation of our Named Executive Officers, as disclosed in this Proxy Statement.

Required Vote

The affirmative vote of a majority of votes cast at the 2021 Annual Meeting, in person or by proxy, and entitled to be voted on this proposal at the Annual Meeting is required for advisory approval of the proposal, provided that a quorum is present. Abstentions and broker non-votes will be included in determining whether there is a quorum. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will have no effect on the outcome of the vote. Pursuant to NYSE regulations, brokers do not have discretionary voting power with respect to this proposal, and broker non-votes will have no effect on the outcome of the vote.

Recommendation of the Board of Directors

The Board of Directors Recommends a Vote **FOR** the Approval of the Compensation of our Named Executive Officers as Disclosed in this Proxy Statement

Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

This section of the Proxy Statement explains the design and operation of our executive compensation program with respect to the following Named Executive Officers listed in "Summary Compensation" on page 76.

NAME	TITLE
Timothy C. Gokey	CEO and Director
Edmund J. Reese[1]	Corporate Vice President, CFO
Christopher J. Perry	President
Robert Schifellite	Corporate Senior Vice President, ICS
Adam D. Amsterdam[2]	Corporate Vice President, Senior Advisor to the CEO and Former General Counsel
Matthew J. Connor[3]	Chief Operating Officer ("COO"), GTO and Former Interim CFO
James M. Young[4]	Former Corporate Senior Vice President and CFO

(1)   Mr. Reese was appointed the Company's CFO effective November 30, 2020.

(2)   Mr. Amsterdam retired from his role as General Counsel effective June 30, 2021, and continues to serve as a corporate officer and Senior Advisor to the CEO.

(3)   Mr. Connor served as our Interim CFO from September 1, 2020 to November 29, 2020.

(4)   Mr. Young left the Company on August 31, 2020.

Executive Compensation

Philosophy and Objectives of our Executive Compensation Program

The philosophy underlying our executive compensation program is to provide an attractive, flexible, and market-based total compensation program tied to performance and aligned with the interests of our stockholders. Our objective is to recruit and retain top caliber executive officers and other key employees to deliver sustained high performance to our stockholders.

Within this framework, we observe the following principles:



HIRE AND MOTIVATE TALENTED EXECUTIVES

Compensation is market competitive to attract, engage and retain executives who will help ensure our future success.

Program is designed to motivate and inspire behavior that fosters a high-performance culture while maintaining a reasonable level of risk and adherence to the highest standards of corporate governance.

PAY FOR PERFORMANCE

Program provides a clear connection between compensation and performance.

A significant portion of each executive's pay varies based on organizational, business unit and individual performance.

ALIGN COMPENSATION WITH STOCKHOLDER VALUE

Interests of our executives are aligned with stockholders by heavily weighting compensation towards variable, performance-based incentives.

We use a combination of short-term and long-term incentives to motivate our executives to meet performance goals in a manner that supports our longer-term strategic objectives, with a significant portion of our executives' compensation opportunity linked to our Common Stock.

Select Performance Highlights

Fiscal year 2021 was another year of strong financial performance for Broadridge, including 10% Recurring fee revenue growth, 13% Non-GAAP Adjusted EPS growth, Non-GAAP Adjusted Operating income margin growth of 60 basis points to 18.1%, and record Closed sales results. The key financial metrics for compensation purposes are reflected below. Additional information on our financial performance is provided in "Proxy Summary" on pages 8-11.

EARNINGS PER SHARE



GAAP **NON-GAAP ADJUSTED**[1] **COMPENSATION ADJUSTED**[2]

CLOSED SALES
Dollars in Millions



(1) Note that the adjusted measures presented in this section are Non-GAAP. For information on the Company's use of Non-GAAP financial measures, see "Non-GAAP Financial Measures" beginning on page 73 of this Proxy Statement.

(2) Our performance-based compensation uses Non-GAAP financial measures that are further adjusted as set forth in the 2018 Omnibus Plan. We refer to these measures as "Compensation Adjusted" measures. For information on the Company's use of Compensation Adjusted metrics, see pages 73-74 of this Proxy Statement.

2021 Compensation Highlights

The performance metrics utilized in the Company's short-term and long-term incentive plans align with Broadridge's operating plan and the goal of creating shareholder value. Strong engagement and leadership displayed by our Named Executive Officers drives a clear line of sight to these metrics across the Company.

- Line of sight is the degree to which an employee can understand how his or her contributions influence the performance measures being evaluated.

- We design our rewards and performance goals, so executives see alignment between their goals and the organization's goals.

- We believe that aligning executives with Broadridge's strategic goals is critical to attain strategic success.

As a direct result of this alignment, Broadridge demonstrated another year of solid growth in fiscal year 2021, which supported the above-target attainments through the short-term and long-term incentive plans. Our Named Executive Officers' actual TDC for fiscal year 2021 reflects the Company's strong overall financial performance. The annual cash incentive payments for the Named Executive Officers were above their targets as a result of over achieving the target financial goals. In addition, performance-based RSU awards for the performance period ended in fiscal year 2021 were earned at 110% of target, reflecting average fiscal years 2020 and 2021 Compensation Adjusted EPS performance that exceeded our target performance goals.

> **In summary, the Compensation Committee concluded that there was strong correlation between actual pay and performance for fiscal year 2021.**

Fiscal Year 2021 Compensation Committee Actions

Fiscal year 2021 presented many challenges including a global pandemic, economic uncertainty and a call for social justice in the U.S. and other countries around the world. The Committee's actions included the following:

Executive Pay Actions in Response to Covid-19	• In August 2020, the Compensation Committee decided to not award base salary increases to the NEOs for fiscal year 2021 due to the impact of the pandemic. This action was in alignment with actions taken for all associates other than certain production associates and associates in India.
	• Based on strong financial performance in the first two quarters, senior leadership decided to grant a special one-time bonus in February 2021 to those associates who did not receive a base salary increase. The value was equal to the amount each associate would have received in their base salary increase. This bonus was not provided to any of our officers who were officers at that time.
	• Metrics for the annual incentive plan were simplified to be based solely on EPS growth for fiscal year 2021 in direct response to the pandemic. EPS growth was chosen as the metric because of the importance of our compensation plans being aligned to stockholder interests during an uncertain time. We intend to return to using multiple financial metrics in the fiscal year 2022 officer bonus plan.
Diversity, Equity and Inclusion	• Broadridge is committed to diversity, equity and inclusion. Broadridge recognizes that developing and maintaining diverse talent, and having people of all backgrounds, experiences and identities is not only an important social obligation, but also a critical component to our continued growth and success in providing award-winning service for our clients and, ultimately, in creating value for stockholders. Therefore, at management's recommendation, the Compensation Committee approved including a component tied to diversity, equity and inclusion objective achievement in each NEO's officer bonus. In addition, in fiscal year 2021, diverse workforce goals were driven deeper into Broadridge with the inclusion of annual diversity goals in the cash incentive award for each of the members of our senior management team.
Human Capital Management	• In 2021, the Compensation Committee charter was amended to add responsibility for human capital strategies, initiatives and programs with respect to the Company's culture, talent, recruitment, retention and employee engagement.
	• For more information on the Company's human capital management programs and policies, please see the "Human Capital Management" section in the 2021 Form 10-K.
New Senior Executive Talent	• Mr. Reese joined Broadridge as our CFO in November 2020. In consultation with FW Cook, the Committee established Mr. Reese's compensation package, considering compensation data for comparable positions at other companies, and the need to provide a partial make-whole for incentive compensation forfeited upon his departure from his former employer and to mitigate the risk of a counter-offer from his former employer.
Eliminated Tax Reimbursement for Spousal Travel	• Corporate officers are encouraged to invite a spouse or significant other to accompany them to the annual Achiever's Club event. The guest's costs are taxable compensation to the executive. Broadridge historically made a payment to the executive officers to help reimburse them for the cost of these taxes. These payments have been capped at $1,250 for the last three fiscal years and are disclosed in "All Other Compensation." The Compensation Committee discontinued the practice of making these tax gross-up payments to the executives.

Executive Compensation

Key Program Design Components

Our target direct compensation aligns with our pay-for-performance to incentivize our CEO and other NEOs for short-term and long-term objectives that align with shareholder value creation. The Company has the following policies and practices in place to minimize excessive risk taking and meet best practices in compensation governance.

What We Do	What We Don't Do
✓ Design compensation programs that do not encourage excessive risk taking	✗ Provide tax gross-ups in the event of a change in control
✓ Maintain a clawback policy that permits the Company to recover incentive compensation in the event of an accounting restatement or an officer's intentional misconduct	✗ Pay dividends or dividend equivalents as a part of our long-term incentive program before vesting of the underlying shares occurs
✓ Maintain a severance policy that provides for "double-trigger" change in control for cash payments and equity vesting	✗ Provide excessive perquisites for our officers or directors
✓ Prohibit hedging or pledging of the Company's securities by our executive officers, our directors, and employees	✗ Permit stock option repricing without stockholder approval or grants of discount stock options
✓ Maintain stock ownership guidelines for executive officers, including a rigorous 6x base salary requirement for the CEO	
✓ Have stock retention and holding period requirements	
✓ Engage an independent compensation consultant for the Compensation Committee that does no other work for the Company	
✓ Require executives to agree to be bound by a restrictive covenant agreement containing non-competition, non-solicitation and confidentiality provisions	
✓ Provide stockholders an annual Say on Pay Vote	
✓ Require a majority of NEO target compensation be performance based	

Roles and Processes for Executive Compensation Decision-Making

Role of Compensation Committee and Board of Directors

The Compensation Committee has oversight of all compensation elements provided to Broadridge's executive officers, including the Named Executive Officers.

The Compensation Committee plays a significant role in the evaluation of Broadridge's executive compensation strategies and policies in order to ensure that our executive compensation program supports our long-term business strategies and enhances our performance and return to stockholders while not creating undue risk. Among its duties, the Compensation Committee determines and approves the total compensation of our CEO and approves the compensation for the remainder of our executive officers after taking into account the CEO's recommendations including:

- Review and approval of corporate incentive goals and objectives relevant to compensation

- Evaluation of the competitiveness of each executive officer's total compensation package

- Approval of any changes to the total compensation package, including base salary, annual cash incentive and long-term equity incentive award opportunities

CEO Evaluation Process	• The Board evaluates the performance of the CEO annually. For fiscal year 2021, the Board's evaluation of Mr. Gokey's performance considered the CEO scorecard. The CEO scorecard assessed financial and operational business performance against pre-determined goals in five categories: financial achievement, strategic growth, operational excellence, human capital, and client goals. For more information on the fiscal year 2021 goals, please see "Strategic and Leadership Goals" on page 64 of this Proxy Statement.
	• The Board used the results of the CEO scorecard to evaluate Mr. Gokey's performance when determining the achievement of his strategic and leadership goals of his fiscal year 2021 cash incentive. They also used the results of the CEO scorecard in setting his fiscal year 2022 base salary and incentive compensation targets.
	• At the beginning of each fiscal year, the Board reviews the key performance and strategic and leadership goals presented by the CEO that align with our long-term strategic plan and approves those they wish him to achieve for the upcoming fiscal year.

When the Committee made the compensation decisions for fiscal year 2021, they reviewed information from multiple sources, with the key sources indicated below.

Market Information and Independent Compensation Consultant	• In line with our compensation philosophy, the Compensation Committee reviews objective external information on compensation market analysis and trends that allows the Committee to make decisions to maximize shareholder value.
	• In addition, the independent compensation consultant provides the Committee with periodic updates on industry best practices, compensation-related disclosures, and governance and regulatory updates.
Stockholder Feedback and Say on Pay Vote	• The Committee considers the annual advisory vote to approve compensation for our NEOs as an opportunity for stockholders to provide feedback on our executive compensation programs. For more detail, please see "Stockholder Engagement" and "Say on Pay Vote" of this Proxy Statement.
Peer Group	• In consultation with the independent compensation consultant, the existing peer group is reviewed on an annual basis for reasonableness. In addition, other companies are reviewed for potential inclusion in the peer group based on size and business, as explained further below.

Executive Compensation

Management Recommendations	• Our CEO makes recommendations to the Compensation Committee regarding executive officer compensation within the framework approved by the Compensation Committee.
	• Recommendations take into account performance and FW Cook's market analysis. Our CEO does not make recommendations with respect to his compensation.

Role of the Independent Compensation Consultant

The Compensation Committee engages FW Cook as its independent compensation consultant to provide compensation market analysis and insight with respect to the compensation of our executive officers and directors. In addition, FW Cook gives the Compensation Committee advice regarding selection of the Peer Group companies (as defined below), market competitive compensation, executive compensation trends, guidance on industry best practices, drafting of compensation-related disclosures, and governance and regulatory updates. FW Cook also provides ongoing assistance in the design and structure of the variable incentive plans, including the selection of performance metrics and the setting of performance goals.

The Compensation Committee annually reviews the independence of FW Cook and, in fiscal year 2021, concluded that FW Cook is independent, and their work has not raised any conflicts of interest. FW Cook reports to the Compensation Committee, does not perform any other services for the Company, and has no economic or other ties to the Company or the management team that could compromise their independence or objectivity.

Role of Management

Our CEO makes recommendations to the Compensation Committee with respect to the base salaries, annual cash incentive awards and long-term incentive awards for executive officers, within the framework of the executive compensation program approved by the Compensation Committee and taking into account FW Cook's review of market competitive compensation data on behalf of the Compensation Committee. These recommendations are based upon the CEO's assessment of each executive officer's performance, the performance of the individual's respective business or function, and retention considerations. The Compensation Committee considers the CEO's recommendations in its sole discretion. Our CEO does not make recommendations with respect to his compensation.

Peer Group Selection and Market Data

Broadridge refers to a peer group in establishing executive officer target compensation. The list of companies determined to be Broadridge's peers for executive officer compensation benchmarking purposes is reviewed annually by the Compensation Committee. Fiscal year 2021 target compensation was determined by the Compensation Committee taking into account the Peer Group set out below.

HOW THE PEER GROUP WAS CHOSEN:	HOW WE USE THE PEER GROUP:
• Comparable businesses operating in similar industries • Within a reasonable range of revenue, market capitalization, operating income, total assets, and number of employees compared to Broadridge, with revenue and market capitalization as the primary measures • Similar cost structures, business models, and compensation models • Similar level of global presence	• As a reference point to assess the competitiveness of base salary, incentive targets, and TDC awarded to the Named Executive Officers • As information on market practices in connection with compensation plan design, share utilization and share ownership guidelines • To compare Company performance and validate whether executive compensation programs are aligned with Company performance

Executive Compensation

The Compensation Committee, with the assistance of FW Cook determined that the following 14 companies are Broadridge's peers for fiscal year 2021 compensation benchmarking purposes (the "*Peer Group*"):

PEER GROUP COMPANIES[1]

Alliance Data Systems Corporation

CoreLogic, Inc.

Equifax Inc.

Euronet Worldwide, Inc.

Fidelity National Information Services, Inc.

Fiserv, Inc.

Gartner, Inc.

Global Payments Inc.

IHS Markit Ltd.

Jack Henry & Associates, Inc.[2]

Paychex, Inc.

SS&C Technologies Holdings, Inc.

Verisk Analytics, Inc.

The Western Union Company

REVENUES[3] Dollars in Billions

BROADRIDGE	$4.5
PEER GROUP MEDIAN	$4.3

OPERATING INCOME[3] Dollars in Billions

BROADRIDGE	$0.6
PEER GROUP MEDIAN	$0.9

MARKET CAPITALIZATION[3] Dollars in Billions

BROADRIDGE	$13.3
PEER GROUP MEDIAN	$15.5

(1) The Dun & Bradstreet Corporation ("*Dun & Bradstreet*"), Total System Services, Inc. ("*TSYS*") and Worldpay, Inc. ("*Worldpay*") were removed from the peer group. In 2019, Dun & Bradstreet was acquired by a group of private investors, Worldpay was acquired by Fidelity National Information Services, Inc., and TSYS was acquired by Global Payments Inc.

(2) Jack Henry & Associates, Inc. was added to the Peer Group for fiscal year 2021 due to a number of factors including its comparable business and size.

(3) The metrics above are from FW Cook's executive compensation review as of June 2020 and determination of market capitalization as of April 30, 2020.

Peer Group data is considered a primary source of information for the determination of both market practices and market compensation levels for the Named Executive Officers. As there is limited data on positions other than the CEO and CFO in the Peer Group data, the Compensation Committee also reviews data from three national survey sources related to general industry and technology companies, size-adjusted for Broadridge's total revenues, or in the case of the role of Mr. Schifellite, size-adjusted for the total revenues of the business he manages, when it considers the market competitiveness of Named Executive Officer compensation levels and/or market practices. The survey providers utilized were Willis Towers Watson, Aon Hewitt and Aon Radford. The Compensation Committee does not review the specific companies included in these surveys and the data presented to the Compensation Committee is general and not specific to any particular subset of companies.

Elements of Compensation Program

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value. We have a combination of pay elements and a majority of our NEOs' target compensation is performance based, with the objective of balancing short- and long-term decision making in support of our business objectives.

Base Salary	Fixed cash compensation designed to attract and retain executive talent.
	Reviewed on an annual basis by the Committee, and adjusted when appropriate based on the executive's responsibility, performance, and market competitiveness.
Annual Cash Incentive (the "*Officer Bonus Plan*")	Annual variable cash incentive designed to reward an executive's performance based on key financial and operational measures that align with our business strategy.
	Performance is assessed by the Committee at the end of the performance year based on achievement of financial, client satisfaction and strategic and leadership goals.
Annual Equity Incentive[1]	PRSUs: Long-term equity incentive designed to reward an executive's performance on achievement of long-term financial results.
	Stock Options: Long-term equity incentive designed to directly align the interest of management with those of stockholders. Stock Options only have value if Company performance results in stock price appreciation.

(1) Our executive officers receive half of their annual equity incentives in the form of PRSUs and half in the form of stock options. Because Mr. Connor was an executive officer for only part of the year, his annual equity incentive is weighted 40% stock options and 60% PRSUs.

Executive Total Target Compensation Mix

MR. GOKEY CEO TARGET TOTAL DIRECT COMPENSATION



OTHER NEO TARGET TOTAL DIRECT COMPENSATION[1]



— Variable Performance-based Compensation

(1) Other NEO target TDC is an average of the annualized total compensation of Mr. Reese, Mr. Perry, Mr. Schifellite, Mr. Amsterdam, Mr. Connor, and Mr. Young.

Executive Compensation

Base Salary

The Compensation Committee reviews the base salaries of the NEOs in the first quarter of the Company's fiscal year. In August 2020, the Compensation Committee determined to not award base salary increases to the NEOs for fiscal year 2021 due to the impact of the Covid-19 pandemic, in alignment with actions taken for all associates other than certain production associates and associates in India.

Name	Base Salary as of June 30, 2021
Timothy C. Gokey	$900,000
Edmund J. Reese[1]	$600,000
Christopher J. Perry	$640,696
Robert Schifellite	$634,113
Adam D. Amsterdam	$508,805
Matthew J. Connor[2]	$500,000
James M. Young[3]	N/A

(1)   Mr. Reese was appointed the Company's CFO effective November 30, 2020.

(2)   Mr. Connor's base salary as Interim CFO was $425,000 and was increased to $500,000 to reflect his new responsibility as COO, GTO.

(3)   Mr. Young left the Company in August 2020 and was no longer employed with the Company as of June 30, 2021.

Incentive Compensation

Broadridge provides both annual and long-term performance-based compensation to all of its executive officers, including the NEOs. The Officer Bonus Plan provides the framework for the calculation and payment of annual performance-based cash incentives to our NEOs and other executive officers and the 2018 Omnibus Plan provides the structure for equity awards for our NEOs and all other eligible associates. Mr. Connor was a participant in the Company's Management by Objectives Bonus Plan (the "*MBO Plan*" and together with the Officer Bonus Plan, the "*Bonus Plans*") for members of the Executive Leadership Team who are not executive officers of the Company for the part of the year he was a non-executive officer. The MBO Plan utilized the same financial and non-financial performance metrics, the same weighting, and same scoring methodology as the Officer Bonus Plan for fiscal year 2021.

The following discussion contains information regarding certain performance measures and goals. These measures and goals are disclosed in the limited context of our executive compensation program and are defined in "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 73 of this Proxy Statement. Investors should not apply these measures and goals to other contexts.

Annual Cash Incentive Compensation – 2021 Performance Metrics

The annual cash incentive compensation program aligns the NEOs' compensation with annual financial performance. Below is an overview of our annual officer cash incentive process.

AUGUST 2020
- Compensation Committee reviewed and approved target annual incentive for officers
- Target annual incentive is a percentage of base salary

SEPTEMBER 2020
- Compensation Committee reviewed and approved performance goals for fiscal year 2021 performance year
- Financial goals are aligned to fiscal year operating plan and reviewed and approved by the Compensation Committee
- Client Satisfaction goal considers prior year performance

JULY 2021
- Calculated Financial and Client Satisfaction achievement based on pre-set goals

AUGUST 2021
- Assessed the Strategic and Leadership goals performance
- Compensation Committee reviewed performance and approved payments for all NEOs

For fiscal year 2021, the Compensation Committee determined that the performance measures of the annual cash incentive awards for the NEOs would be calculated as follows:

FINANCIAL GOAL ACHIEVEMENT (70% OF TOTAL)  **CLIENT SATISFACTION GOAL ACHIEVEMENT** (5% OF TOTAL)  **STRATEGIC AND LEADERSHIP GOAL ACHIEVEMENT** (25% OF TOTAL)  **ANNUAL INCENTIVE AMOUNT**

Financial Goals

The Compensation Committee considers the achievement of financial goals to be the most relevant measure of the Company's overall business performance for the year; therefore, the financial goals are the most heavily weighted factor.

Due to the challenges of the Covid-19 pandemic and economic uncertainty over the past year, the financial goals were simplified for fiscal year 2021 to be based solely on EPS growth because of the importance of being fully aligned with the interests of our stockholders. For fiscal year 2022 compensation, we intend to return to multiple financial measures used in fiscal year 2020 Officer Bonus Plan design.

Executive Compensation

The Compensation Committee established threshold, target, and maximum performance levels for the EPS Growth goal considering factors such as the Company's prior year performance and the Company's operating plan growth goal.

COMPENSATION ADJUSTED EPS GROWTH [1] [2]
Aligns with Stockholder Interests



THRESHOLD		**13%** ACHIEVEMENT	MAX	% OF TARGET EARNED
-2% (40% of Target)	8% Target		18% (150% of Target)	124%

(1) Amounts presented are rounded.

(2) For information on how this metric is calculated, see "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 73.

Mr. Perry's bonus plan contemplates his continued responsibility for our sales and marketing function, and therefore has two components, EPS Growth and Closed Sales:

CLOSED SALES [1] [2]
Expected Future Revenue, Driving the Company's Growth



THRESHOLD		**$242M** ACHIEVEMENT	MAX	% OF TARGET EARNED
$160M (50% of Target)	$228M Target		$296M (150% of Target)	110%

(1) Amounts presented are rounded.

(2) For information on how this metric is calculated, see "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 73.

Client Satisfaction Goal

We embrace the concept of the Service-Profit Chain, which directly connects employee engagement, client satisfaction, and the creation of shareholder value. In furtherance of this principle, client satisfaction is a component of all associate compensation.

Broadridge conducts a client satisfaction survey annually. In fiscal year 2020, Broadridge introduced a significantly revised client satisfaction survey using a Net Promoter Score designed to provide deeper client insight into our products and services. The Net Promoter Score is a metric that takes the form of a single survey question asking respondents to rate the likelihood that they would recommend Broadridge's products or services. The results are tabulated by product or solution and weighted by the total revenue of each product or solution.

Similar to previous years, threshold, target, and maximum goals are established. Due to the challenges of introducing a new survey and the pandemic, target goals were set as a range with fiscal year 2020 performance utilized to establish the target performance level. The results of the client satisfaction survey are included as a component of the Bonus Plans because of the importance of client retention to the achievement of Broadridge's financial goals, especially recurring fee revenue goals.

Executive Compensation

Strategic and Leadership Goals

Strategic and leadership achievement is included as a component of each NEO's bonus in order to reinforce the importance of the Company's non-financial strategic objectives. The amounts payable on this component are determined based on the Compensation Committee's evaluation of the NEO's strategic and leadership performance.

Broadridge recognizes that developing and maintaining diverse talent and having people of all backgrounds, experiences and identities as part of Broadridge is a critical component to the Company's continued growth and success, in providing award-winning service for our clients and, ultimately, an engaging place for our associates. As a result, the Compensation Committee established diversity, equity and inclusion objectives for the executive officers as part of their strategic and leadership goals.

CEO

For fiscal year 2021, the Board's evaluation of Mr. Gokey's performance took into account the CEO scorecard in assessing his strategic and leadership goals achievement. The CEO scorecard assessed financial and operational business performance against pre-determined goals in five categories: financial achievement, strategic growth, operational excellence, human capital, and client goals.

The following primary strategic and leadership goals were communicated to Mr. Gokey by the Compensation Committee in November 2020 and are incorporated into the CEO scorecard:

GOAL	STRATEGIC AND LEADERSHIP GOALS ACHIEVEMENT
Financial Goals: Meet established financial goals and achieve top quartile total shareholder return performance	Broadridge delivered strong fiscal year 2021 results, with 10% Recurring fee revenue growth, 13% Adjusted EPS growth, and record Closed sales. Broadridge's five-year annualized total shareholder return has been strong and is well above the average return of companies in the S&P 500.
Strategic Growth Goals: Drive strategic initiatives to support growth	The Company achieved strong financial results while investing in growth, building momentum and making solid strategic progress. We closed several acquisitions, including Itiviti and AdvisorStream, and completed five strategic minority investments.
Human Capital/Diversity, Equity and Inclusion Goals: Develop bench strength throughout the organization, paying special attention to increasing diversity	In fiscal year 2021, we made significant progress to address our diversity goals. Building on work done in the past 10 years, we made significant progress against our diverse representation goals at senior management levels; appointed a Chief Diversity Officer; re-launched our Executive Diversity Council; reinvigorated our Associate Networks; incorporated diversity goals into all leaders' performance plans; launched a reverse mentoring program to engage and strengthen the voices of younger and diverse associates; conducted extensive inclusive leadership training for our executives; and strengthened our community outreach efforts. These intiatives resulted in increased associate engagement and Net Promoter scores. We again made The Human Rights Campaign's list of "Best Places to Work for LGBTQ Equality." In addition, Mr. Gokey successfully recruited senior level talent (Mr. Reese as CFO, Keir Gumbs as Chief Legal Officer and German Soto Sanchez as head of Strategy).
Operational Excellence: Ensure that operations are accurate, dependable and efficient	Targets relating to voting and processing accuracy and data security were met. Leading through the pandemic became an ongoing priority as it became clear we would be evolving into a new working environment for the longer term. We continued to focus on high levels of communication, keeping our associates safe, increasing associate engagement, and new ways of recruitment and retention. We planned a strategic approach to reimagining the future of our workplaces.
Client Goals: Further client retention and satisfaction goals	The Company met client revenue retention goals, which provides a stable base for future revenue growth and improving our Net Promoter Score. In addition, Closed sales results exceeded our plan and last year's results. Closed sales are a key indicator of our clients' trust and positive view toward growing their business with Broadridge.

The Compensation Committee considered these key accomplishments in its assessment of Mr. Gokey's exemplary overall performance and concluded that Mr. Gokey's strong leadership exceeded its overall expectations. As a result, the Compensation Committee determined to pay Mr. Gokey 127% of the target on the strategic and leadership goals portion of his cash incentive award.

Other Named Executive Officers

The strategic and leadership goals for the other NEOs were similar to the qualitative measures used by the Compensation Committee to evaluate the performance of Mr. Gokey; however, the goals varied for each Named Executive Officer. Mr. Gokey made a recommendation to the Compensation Committee with respect to achievement of the strategic and leadership goals for each of the other Named Executive Officers, which the Compensation Committee reviewed in assessing their performance. The following key accomplishments were considered in determining the achievement of their strategic and leadership goals.

OTHER NEOs	STRATEGIC AND LEADERSHIP GOALS ACHIEVEMENT
Mr. Reese	In scoring Mr. Reese's individual strategic and leadership goals achievement, the Committee took into account his success in delivering on all aspects of the financial plan, actively engaging all aspects of diversity, equity and inclusion, and leading our December 2020 Investor Day immediately upon hire.
Mr. Perry	In scoring Mr. Perry's individual strategic and leadership goals achievement, the Committee took into account our recurring and event-driven Closed sales results, his leadership of our international business and our diversity, equity and inclusion efforts.
Mr. Schifellite	In scoring Mr. Schifellite's individual strategic and leadership goals achievement, the Committee took into account his leadership of our largest business through the challenges presented by the pandemic, his focus on ensuring a diverse leadership team, and his effective representation of the Company in its relationships with regulators and other industry stakeholders.
Mr. Amsterdam	In scoring Mr. Amsterdam's individual strategic and leadership goals achievement, the Committee took into account his success in team development and active engagement with retaining and transitioning the legal team to our new Chief Legal Officer as well as his ongoing support of Covid-19 response from a legal and compliance perspective.
Mr. Connor	In scoring Mr. Connor's individual strategic and leadership goals achievement, the Committee took into account his leadership as Interim CFO, including supporting the Company's achievement of its fiscal year 2021 financial plan and December 2020 Investor Day, and his focus on associate engagement and diversity.

Executive Compensation

Fiscal Year 2021 Annual Incentive Compensation Payments

The results of the annual incentive award calculations for fiscal year 2021 are detailed below.

Name[1]	Base Salary as of June 30, 2021	Target as % of Base	Proration	Target ($)	Financial (70%)	Client Satisfaction (5%)	Strategic and Leadership (25%)	Earned as % of Target	Earned ($)
Timothy C. Gokey	$900,000 x	150% x	100% =	$1,350,000	124%	100%	127%	123%	$1,664,550
Edmund J. Reese[2]	$600,000 x	85% x	58% =	$ 297,616	124%	100%	130%	124%	$ 369,044
Robert Schifellite	$634,113 x	130% x	100% =	$ 824,347	124%	100%	136%	126%	$1,034,556
Adam D. Amsterdam	$508,805 x	80% x	100% =	$ 407,044	124%	100%	127%	123%	$ 501,885
Matthew J. Connor	$500,000 x	69.5% x	100% =	$ 347,603	124%	100%	124%	123%	$ 425,813

Amounts are rounded.

(1) Mr. Young left the Company in August 2020 and did not receive a fiscal year 2021 annual incentive payment.

(2) In addition to his annual cash incentive, Mr. Reese received a one-time cash bonus of $528,000 in connection with his hiring to partially make him whole for incentive compensation forfeited upon his departure from his former employer.

Mr. Perry's annual incentive award is split between a corporate goals component and a sales incentive component to reflect his continued role in managing our sales and marketing function.

Base Salary as of June 30, 2021	Target (%)	Total Target ($)	Corporate Goals Component					Sales Incentive Component			Total	
			Target (60% of Total) ($)	Financial (70%)	Client Satisfaction (5%)	Strategic and Leadership (25%)	Earned ($)	Target (40% of Total) ($)	Closed Sales (100%)	Earned ($)	Earned as % of Target	Earned ($)
$640,696	140%	$896,974	$538,185	124%	100%	130%	$671,654	$358,790	110%	$395,386	119%	$1,067,041

Amounts are rounded.

Long-Term Equity Incentive Compensation

The purpose of long-term equity incentive compensation is to align executive officer financial interests with those of stockholders, and to improve our long-term profitability and stability through the attraction and retention of superior talent.

The Company grants both stock options and performance-based RSUs to its executive officers annually to reinforce key long-term business strategies.

- Stock options have a 10-year term and align executive officers with stockholder interests to create long-term growth in the Common Stock price.

- Performance-based RSUs, which have a two-year performance period with EPS goals, reinforce year-over-year EPS growth. This metric was selected because it is Broadridge's primary measure of long-term corporate profitability and is intended to provide alignment with stockholders' interests.

Executive Compensation

Each executive officer has an annual long-term equity incentive target grant denoted in terms of a dollar value, which is typically allocated equally between stock options and performance-based RSUs. The Compensation Committee considers recommendations from the CEO with regard to grants of stock options and performance-based RSUs to executive officers other than himself. The Compensation Committee retains full responsibility for approval of individual grants. Details on the annual equity awards are provided in the table below.

TYPE OF EQUITY	FY21 TIMING	VESTING	TERMS
Stock Options	August 2020: The Compensation Committee determined target dollar value for each officer. February 2021: Stock options granted.	Vest 25% per year on the anniversary date of the grant, subject to continued employment with the Company.	• The exercise price equals the Common Stock closing price on the date of the grant (*i.e.*, fair market value). • Stock options have a 10-year maximum term. • The number of stock options is determined by dividing the target value by the option's binomial value.[1][2]
Performance-Based RSUs	August 2020: The Compensation Committee determined the performance criteria and the target dollar value for each officer. October 2020: Performance-based RSUs granted.	Vest on April 1st of the calendar year following the two-year performance period. These awards have time-based vesting after the achievement of performance goals, resulting in a 30-month total vesting period from date of award to date of vesting.	• The performance criterion is average Compensation Adjusted EPS for fiscal years 2021 and 2022. • The number of shares that can be earned based on performance ranges from 0% to 150% of the total target RSUs. • The dollar target is converted into a target number of RSUs based on the average closing price of Common Stock in the month of August.[2]

(1) The binomial value is determined using a binomial option-pricing valuation model under FASB ASC Topic 718 and based on a 30-day average closing price of Common Stock, typically determined one week prior to the Compensation Committee meeting in February.

(2) The use of an average Common Stock closing price for purposes of converting dollar value targets into shares is intended to reduce the impact of short-term stock price volatility on individual awards, thereby mitigating the risk of a windfall or impairment to the award opportunity.

Fiscal Year 2021 Long-Term Equity Incentive Awards Granted

In August 2020, the Compensation Committee approved the fiscal year 2021 long-term equity incentive award targets for the NEOs, taking into account the review of the Peer Group market analysis completed by FW Cook, and the NEOs' ongoing roles and impact on the organization.

The Compensation Committee approved the grant of the following annual stock option and performance-based RSU awards during fiscal year 2021:

Name[1]	Annual Stock Options		Annual Performance-Based RSUs at Target		Total Annual Value ($)
	Awards (#)	Value ($)	Awards (#)	Value ($)	
Timothy C. Gokey	109,117	$3,375,000	24,484	$3,375,000	$6,750,000
Christopher J. Perry	30,876	$ 955,000	6,928	$ 955,000	$1,910,000
Robert Schifellite	24,975	$ 772,500	5,604	$ 772,500	$1,545,000
Adam D. Amsterdam	16,246	$ 502,500	3,645	$ 502,500	$1,005,000
Matthew J. Connor[2]	3,233	$ 100,000	1,088	$ 150,000	$ 250,000

(1) Mr. Young left the Company in August 2020 and did not receive equity grants in fiscal year 2021.

(2) Mr. Connor also received $1.5 million in special equity awards related to his service as Interim CFO, consisting of grants of $1 million (7,065 time-based RSUs) in December 2020 and $500,000 (3,934 time-based RSUs) in September 2020.

In fiscal year 2021, Mr. Reese did not receive annual stock options or annual performance-based RSUs because of the timing of his start date and because he received certain equity awards in connection with his hiring by Broadridge. Please see "Employment Agreements" for more information.

Performance-Based RSU Awards Earned in Fiscal Year 2021

The goals for performance-based RSUs granted on October 1, 2019 were set and evaluated by the Compensation Committee in August 2019. Following the end of the two-year performance period, the Compensation Committee determined that the NEOs earned 110% of the performance-based RSU target award amounts, due to the achievement of average Compensation Adjusted EPS for fiscal years 2020 and 2021 of $5.42. Broadridge's annual Compensation Adjusted EPS achievement for fiscal years 2020 and 2021 was $5.08 and $5.76, respectively. The earned RSUs will vest and convert to shares of our Common Stock on April 1, 2022, provided that the officer remains actively employed with Broadridge on the vesting date.

COMPENSATION ADJUSTED EPS [1] [2]
Aligns with Stockholder Interests



THRESHOLD		$5.42 ACHIEVEMENT	MAX	% OF TARGET EARNED
$4.67 (50% of Target)		$5.27-<$5.39 Target	$5.87 (150% of Target)	110%

(1) Amounts presented are rounded.

(2) For information on how this metric is calculated, see "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 73.

Executive Compensation

Additional Benefits

Retirement Plans

401(K)	SORP	ERSP
Our NEOs are provided retirement benefits on the same terms as those offered to other U.S.-based employees through the 401(k) Plan. The 401(k) Plan allows employees to save for retirement on a tax-deferred or Roth after-tax basis, and Broadridge makes matching contributions to the 401(k) Plan to encourage participation in this plan.	Mr. Gokey, Mr. Schifellite and Mr. Amsterdam participate in the Supplemental Officer Retirement Plan (the "*SORP*"). The SORP provides supplemental benefits to certain executive officers and was intended to support the objective of attracting and retaining key talent by improving the competitiveness of our rewards package and tying the receipt of value to continued tenure through a defined retirement age. The SORP was closed to new participants on January 1, 2014.	The Amended and Restated Broadridge Executive Retirement and Savings Plan (the "*ERSP*") is a defined contribution restoration plan that mirrors the 401(k) Plan for a select group of U.S.-based executives. The ERSP allows for voluntary deferrals of base salary and/or cash incentives and employer contributions above the qualified plan limitations. SORP participants are eligible to defer cash compensation into the ERSP but are not eligible for Company matching.

Please see "Pension Benefits" and the "Non-Qualified Deferred Compensation" on pages 82 and 83 in this Proxy Statement, respectively, for further information regarding Broadridge's retirement plans.

Benefits and Perquisites

ASSOCIATE BENEFITS	EXECUTIVE RETIREE HEALTH INSURANCE	PERQUISITIES
Our NEOs receive health and welfare benefits during active employment on the same terms as those offered to other employees.	All NEOs, except Mr. Connor, who terminate employment with the Company after they have attained age 55 and have at least 10 years of service are eligible to participate in our Executive Retiree Health Insurance Plan. This plan is a post-retirement benefit plan that helps defray the health care costs of eligible key executive retirees and qualifying dependents until they reach the age of 65.	Broadridge provides the NEOs with a Company-paid car or car allowance. The Broadridge Foundation provides up to $10,000 per calendar year in matching of charitable contributions made to qualified tax-exempt organizations on behalf of executive officers. The Compensation Committee reviewed these perquisites in fiscal year 2021 and determined that they are in line with perquisites provided by companies with which Broadridge competes for talent.

Please see "All Other Compensation" on page 77 of this Proxy Statement for more information regarding the perquisites provided to the NEOs.

Severance Plans

Broadridge has a CIC Plan and a separate Officer Severance Plan covering all executive officers, which includes all active NEOs except Mr. Connor. These plans were put in place to enhance recruitment and retention of senior officers who are key to our long-term success without the necessity of having separate employment agreements. In addition, the CIC Plan protects and enhances shareholder value by encouraging executive officers to evaluate potential transactions with independence and objectivity and ensuring continuity of management prior to and after a transaction.

In the event that an executive officer is due benefits or payments under both the Officer Severance Plan and the CIC Plan, the executive officer would be eligible to receive the greater of the benefits and payments and the more favorable terms and conditions determined on an item-by-item basis.

Please see "Potential Payments upon a Termination or Change in Control" beginning on page 84 of this Proxy Statement for further information regarding the CIC Plan and the Officer Severance Plan.

Employment Agreements/Offer Letters

Broadridge does not have employment agreements in place with any Named Executive Officers as of June 30, 2021.

On November 30, 2020, Mr. Reese joined the Company as its Corporate Vice President and CFO. Mr. Reese's offer letter sets forth the terms of his compensation. The offer letter provides that his employment with the Company is "at will," which means his employment is not for any definite period of time and that either he or the Company can terminate his employment at any time, with or without cause or notice. The offer letter provides the following terms:

- **Base Salary**: Mr. Reese's annual base salary is $600,000 per year.

- **Cash Incentive Award**: Mr. Reese's annual cash incentive award target is 85% of his base salary with his participation in fiscal year 2021 prorated based on his period of service.

- **Long-Term Equity Incentive Compensation**: Mr. Reese will receive performance-based RSUs and stock options annually based on target values that are reviewed and approved by the Compensation Committee. The Compensation Committee has approved the following long-term equity value targets for Mr. Reese starting in fiscal year 2022: $875,000 in performance-based RSUs vesting in April 2024, and $875,000 in value of stock options with standard four-year vesting provisions. Each of the foregoing equity grants shall be subject to the terms and conditions applicable to grants made to all other executive officers of the Company.

- **Executive Benefits**: Mr. Reese is eligible to participate in Broadridge's employee and executive benefit programs, including the Company's Officer Severance Plan and CIC Plan. In addition, Mr. Reese is entitled to the perquisites customarily paid to the Company's executive officers.

In addition, pursuant to the offer letter, Mr. Reese received the following one-time at-hire awards. These awards were structured to replace similar awards he forfeited when he left his former employer.

- **Cash Bonus**: $528,000; which shall be subject to repayment if he voluntarily leaves the Company or is terminated for cause within 12 months of the payment date. Mr. Reese did not receive the annual equity awards described above in fiscal year 2021.

- **Time-based RSUs**: 10,438 time-based RSUs that will vest on various dates from January 2021 to January 2023. The value of this award was approximately $1,477,467.

- **Performance-based RSUs**: 706 performance-based RSUs that will vest on April 1, 2023. The value of this award was approximately $100,000. These awards may be earned at 50% to 150% of target, based on two-year EPS performance.

- **Stock Options**: 12,124 stock options that will vest 25% per year over four years. The value of this award was approximately $375,000.

Compensation Governance

Stock Ownership Guidelines and Retention and Holding Period Requirements

The Company's stock ownership guidelines reinforce the objective of increasing equity ownership of the Company among executive officers in order to more closely align their interests with those of our stockholders. The ownership guidelines are based on each executive officer acquiring and holding a total equity value at least equal to a specified multiple of his or her annual base salary. The multiples of base salary by executive officer position are:

LEVEL	MULTIPLE OF BASE SALARY
Chief Executive Officer, Executive Chairman	6x
President	4x
Chief Financial Officer	3x
All other Corporate Senior Vice Presidents and Corporate Vice Presidents	2x

WHAT COUNTS:	WHAT DOESN'T COUNT:
• Shares owned outright • Shares beneficially owned by direct family members (spouse, dependent children) • Shares held in the executive's account under a 401(k) plan or other savings plan	• Unexercised stock options • Unvested time- and performance-based RSUs

The Compensation Committee has also established stock retention and holding period requirements for the executive officers. Specifically:

- An executive officer should retain at least 50% of the net profit shares realized after the exercise of stock options or vesting of RSUs until the ownership level is reached. Net profit shares are the shares remaining after the sale of shares to finance payment of the stock option exercise price, taxes and transaction costs owed at exercise or vesting.

- After the ownership level is met, the executive officer must continue to hold at least 50% of future net profit shares for one year.

All executive officers were in compliance with the stock retention requirement in fiscal year 2021. Additionally, all executive officers currently meet or are making progress toward meeting the ownership multiples.

Clawback Policy

The Company maintains a Clawback Policy that permits the Company to recover incentive compensation in the event of an accounting restatement, an officer's intentional misconduct, or materially inaccurate calculation as follows:

SITUATION	POTENTIAL RECOVERY
Award was based upon the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with financial reporting requirements by the Company	Recovery of the excess incentive-based compensation paid during a three-year period preceding the restatement If the executive officer's intentional misconduct or other wrongful conduct enumerated in the policy contributed to the circumstances requiring a restatement, then the Company may seek to recover all of the executive officer's incentive-based compensation and not just the excess amount

SITUATION	POTENTIAL RECOVERY
Executive officer engaged in intentional misconduct, or other wrongful conduct enumerated in the policy, which caused material financial or reputational damage to Broadridge	May recover up to all of the executive officer's incentive-based compensation during the three-year period preceding the relevant activity
Incentive payments are made due to materially inaccurate calculations	Recovery of up to all of the executive officer's incentive-based compensation during the three-year period preceding the discovery of the inaccurate information

The Clawback Policy provides that the Board is not required to take any of these steps if it concludes that doing so would not be in the best interests of the Company.

Pre-Clearance and Insider Trading Policy and Prohibition on Hedging and Pledging

The Broadridge trading policy for the Company's officers, directors and employees provides that the Company's officers, directors, certain employees or their immediate family members, family trusts or other controlled entities cannot engage in any transaction in Broadridge securities (including purchases, sales, broker assisted cashless exercises of stock options and the sale of Common Stock acquired pursuant to exercise of stock options) without first obtaining the approval of the Company's Chief Legal Officer, or in his absence, the Company's CFO, during a defined window period when they are not in possession of material non-public information about the Company.

The window period is generally defined as the period of time commencing on the second day after the public release by Broadridge of its quarterly and annual earnings information and ending on the date of distribution to any member of Broadridge's senior management of the "flash" financial performance results for the second month of the then current fiscal quarter, but can be closed by the Company's Chief Legal Officer at any time. The Broadridge trading policy also clarifies the obligations of Broadridge's officers, directors and employees with respect to securities law prohibitions against insider trading.

In addition, the trading policy prohibits the Company's officers, directors and employees from engaging in short sales and the purchase of any financial instrument, including prepaid variable forward contracts, equity swaps, put options, collars and exchange funds, or otherwise engaging in a transaction that is designed to, or may reasonably be expected to have the effect of, hedging or offsetting any decrease in the market value of Broadridge securities, and also prohibits holding Broadridge securities in a margin account or pledging Broadridge securities as collateral for a loan.

Section 162(m)

Section 162(m) of the Code, generally places a limit of $1 million on the amount of compensation a public company can deduct in any year for each of its "covered employees" (which includes the current and certain former Named Executive Officers). The Compensation Committee believes that its primary responsibility is to provide a compensation program that is designed to attract, retain and reward the executive talent necessary to the success of the Company. The Compensation Committee considers the factors discussed above in setting the compensation of the Named Executive Officers, and it does not take into account the limit on deductibility under Section 162(m).

Non-GAAP Financial Measures

Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures

Certain financial results in "Proxy Summary" and "Select Performance Highlights" in this Proxy Statement are Non-GAAP financial measures. These Non-GAAP measures include Adjusted EPS, and they should be viewed in addition to, and not as a substitute for, our reported results.

Our Non-GAAP Adjusted EPS measures for fiscal year 2020 excluded:

- Amortization of Acquired Intangibles and Purchased Intellectual Property

- Acquisition and Integration Costs

- A charge on the hardware assets transferred to International Business Machines Corporation ("*IBM*") and other charges related to the information technology agreement with IBM for private cloud services

- A non-operating, cash gain on the sale of one of the Company's joint venture investments

- Certain non-recurring expenses associated with the Covid-19 pandemic

Our Non-GAAP Adjusted EPS measures for fiscal year 2021 excluded:

- Amortization of Acquired Intangibles and Purchased Intellectual Property

- Acquisition and Integration Costs

- Costs associated with the Company's real estate realignment initiative, including lease exit and impairment charges and other facility exit costs, as well as certain expenses associated with the Covid-19 pandemic

- A charge related to an internal use software product that is no longer expected to be used

- A non-operating, non-cash gain on a privately held investment

- A non-operating gain on a financial instrument designed to minimize the Company's foreign exchange risk associated with the acquisition of Itiviti (the "*Itiviti Acquisition*"), as well as certain other non-operating financing costs associated with the Itiviti Acquisition

Please see "Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures" on pages 16-17 of the Annual Report to Stockholders accompanying this Proxy Statement, which can also be found on our website at *broadridge.com*, for more information on the use of these Non-GAAP financial measures and a reconciliation of these Non-GAAP measures to their most directly comparable GAAP measures.

Explanation of Compensation Adjusted Non-GAAP Financial Measures

We use a variety of performance metrics when setting the incentive compensation performance goals at the beginning of the fiscal year. For fiscal year 2021, these metrics were:

- Compensation Adjusted EPS—performance-based RSUs

- Compensation Adjusted EPS Growth—annual cash incentive award

As a consequence of the importance of Non-GAAP financial measures in managing our business, the Compensation Committee utilizes certain Non-GAAP measures in the executive officer compensation process. The Compensation Committee may further adjust these metrics, as set forth in the 2018 Omnibus Plan and reported in the Company's financial statements, to ensure that the measurement of performance reflects factors that management can directly control and so payout levels are not artificially inflated or impaired by factors unrelated to the ongoing operation of the business.

Compensation Adjusted EPS is defined as the Company's GAAP EPS, as reported in the Company's financial statements, adjusted to exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs, as further adjusted to exclude the impact of the items specified by the Compensation Committee. In scoring the achievement of fiscal years 2020 and 2021 performance-based RSUs, the Compensation Committee applied its pre-set adjustments to exclude the impact of:

- Asset write-downs

- Litigation or claim judgments or settlements (fiscal year 2020 only)

- Any variance in the actual impact of the excess tax benefit arising from stock-based compensation on EPS in a fiscal year from the actual impact of $0.17 in each of fiscal year 2020 and 2021

- Reorganization and restructuring programs to the extent they result in aggregate net charge in excess of $6 million

- Acquisitions or divestitures closed during the fiscal year and not included in the operating plan

- Foreign currency exchange gains and losses to the extent they vary from the Company's operating plan to the extent such gain or loss exceeds $2 million

- Expenses related to mitigating the impact of the Covid-19 pandemic on our operations and/or associates such as non-recurring non-executive bonuses, safety and medical expenditures and facilities costs

Compensation Adjusted EPS Growth is defined as the increase in the diluted EPS from continuing operations as reported in the Company's financial statements for the 2021 fiscal year, as adjusted to exclude Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs, and as further adjusted by the Compensation Committee pursuant to the 2018 Omnibus Plan to exclude the impact of the amount of all items of gain, loss, charge or expense relating to items specified by the Compensation Committee. In scoring the achievement of the fiscal year 2021 officer bonus, the Compensation Committee applied its pre-set adjustments to exclude the impact of:

- Asset write-downs

- Reorganization and restructuring programs to the extent they result in aggregate net charge in excess of $6 million

- Acquisitions or divestitures closed during the fiscal year and not included in the operating plan

- Foreign currency exchange gains and losses to the extent they vary from the Company's operating plan to the extent such gain or loss exceeds $2 million

- Expenses related to mitigating the impact of the Covid-19 pandemic on our operations and/or associates such as non-recurring non-executive bonuses, safety and medical expenditures and facilities costs

In addition, the Compensation Committee retains discretion to make additional adjustments having the effect of reducing the amount of any bonus, taking into account such other factors as it deems appropriate. In fiscal year 2021, the Compensation Committee applied negative discretion to exclude the gain related to a minority investment to reduce the amount of the bonus payments.

Closed Sales is the total recurring fee revenue closed sales in the fiscal year. Closed sales represent an estimate of the expected annual recurring fee revenues for new client contracts that were signed by Broadridge in the current reporting period. Closed sales do not include event-driven or distribution activity. A sale is considered closed when the Company has received the signed client contract. The amount of the Closed sale is an estimate of annual revenues based on client volumes or activity. The inherent variability of transaction volumes and activity levels can result in some variability of amounts reported as actual achieved Closed sales. Consequently, an adjustment is made (either positive or negative) to the total recurring fee revenue closed sales amount that reflects changes to the actual products and services delivered to clients using trailing five years actual data as the starting point, normalized for outlying factors, if any, to enhance the accuracy of the allowance.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on such reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's 2021 Proxy Statement and be incorporated by reference in the 2021 Form 10-K.

Compensation Committee of the Board of Directors*

Alan J. Weber, *Chair*
Brett A. Keller
Maura A. Markus

* Annette L. Nazareth joined the Compensation Committee in August 2021, therefore she did not attend any meetings during fiscal year 2021.

Summary Compensation

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Timothy C. Gokey CEO	2021	$900,000	—	$3,138,849	$3,380,445	$1,664,550	$1,120,315	$ 48,997	$10,253,156
	2020	$895,833	—	$2,867,291	$2,705,097	$1,468,800	$1,170,499	$ 41,888	$ 9,149,408
	2019	$776,250	—	$1,937,706	$2,208,262	$1,434,109	$ 879,184	$ 50,483	$ 7,285,994
Edmund J. Reese CFO	2021	$352,308	$528,000	$1,599,377	$ 375,602	$ 369,044	—	$ 36,308	$ 3,260,639
Christopher J. Perry President	2021	$640,696	—	$ 888,170	$ 956,538	$1,067,041	—	$187,842	$ 3,740,287
	2020	$637,085	—	$ 427,725	$ 846,985	$1,043,630	—	$160,424	$ 3,115,849
	2019	$616,025	—	$1,420,003	$ 413,755	$1,036,590	—	$174,819	$ 3,661,192
Robert Schifellite CSVP, ICS	2021	$634,113	—	$ 718,433	$ 773,726	$1,034,556	$1,025,376	$ 57,895	$ 4,244,099
	2020	$630,539	—	$ 655,702	$ 618,611	$ 856,299	$1,295,668	$ 55,286	$ 4,112,105
	2019	$607,807	—	$ 647,492	$ 619,692	$ 814,149	$1,253,252	$ 62,740	$ 4,005,132
Adam D. Amsterdam Senior Advisor to the CEO	2021	$508,805	—	$ 467,289	$ 503,301	$ 501,885	$ 535,269	$ 58,846	$ 2,575,395
	2020	$506,335	—	$ 472,340	$ 445,660	$ 447,952	$ 663,639	$ 47,846	$ 2,583,772
	2019	$490,065	—	$ 476,433	$ 456,048	$ 437,948	$ 589,313	$ 56,056	$ 2,505,863
Matthew J. Connor[7] Former Interim CFO/COO GTO	2021	$479,819	$ 12,750	$1,669,749	$ 100,158	$ 425,813	—	$ 70,535	$ 2,758,824
James M. Young[8] Former CFO	2021[9]	$144,268	—	—	—	—	—	$ 20,818	$ 165,086
	2020	$608,126	—	$ 947,072	$ 893,554	$ 642,457	—	$143,131	$ 3,234,340
	2019	$586,202	—	$ 947,096	$ 906,544	$ 615,934	—	$126,887	$ 3,182,663

(1) For Mr. Reese, reflects his at-hire bonus. For Mr. Connor, reflects a $12,750 one-time bonus paid to replace his base salary increase that had not been paid by the Company to associates due to the impact of the pandemic.

(2) Reflects performance-based and time-based RSUs granted under the 2018 Omnibus Award Plan. Amounts in this column represent the aggregate grant date fair value of the RSUs computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. See Note 15, "Stock-Based Compensation," to the 2021 Consolidated Financial Statements, for the relevant assumptions used to determine the valuation of these awards. The amounts shown reflect the grant date fair value based upon the probable outcome of the performance conditions as of the grant date. The maximum value of the RSUs granted in fiscal year 2021 assuming achievement of the highest level of performance is: $4,708,273 (Mr. Gokey); $1,648,942 (Mr. Reese); $1,332,254 (Mr. Perry); $1,077,649 (Mr. Schifellite); $700,934 (Mr. Amsterdam); and $1,739,490 (Mr. Connor). Mr. Reese's fiscal year 2021 amount includes a one-time performance-based RSU award and time-based RSU awards granted related to his new role as CFO. Mr. Connor's fiscal year 2021 amount includes a special time-based RSU award granted for his role as Interim CFO and special time-based RSU for his new role as COO, GTO.

(3) Reflects stock options granted under the 2018 Omnibus Award Plan. Amounts in this column represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Please see Note 15, "Stock-Based Compensation," to the 2021 Consolidated Financial Statements for the relevant assumptions used to determine the valuation of these awards. The fair value of each option award is estimated on the date of grant using the binomial stock option valuation method.

(4) Represents annual incentive cash compensation based on performance of the Named Executive Officers during the corresponding fiscal year, which was paid to the Named Executive Officers in the following fiscal year.

(5) Represents changes in the actuarial present value of the Named Executive Officer's benefit under the SORP. See "Pension Benefits" on page 82 for a discussion of the SORP and development of the actuarial present value.

(6) Please see "All Other Compensation" on page 77 of this Proxy Statement for additional information.

(7) Mr. Connor was Interim CFO from September 1, 2020 through November 30, 2020.

(8) Mr. Young left the Company in August 2020 and did not receive a non-equity incentive plan compensation award or any equity awards in fiscal year 2021.

(9) Includes $42,340 paid to Mr. Young for unused vacation time.

Executive Compensation

All Other Compensation

Name	Year	Perquisites and Other Personal Benefits[(A)]	Tax Reimbursements[(B)]	Company Contributions to Defined Contribution Plans[(C)]	Insurance Premiums[(D)]	Matching Charitable Contributions[(E)]	Total
Timothy C. Gokey	2021	$13,512	—	$ 23,444	$2,041	$10,000	$ 48,997
	2020	$13,334	—	$ 16,844	$1,710	$10,000	$ 41,888
	2019	$19,409	$1,250	$ 18,340	$1,484	$10,000	$ 50,483
Edmund J. Reese	2021	$ 8,808	—	$ 16,389	$1,111	$10,000	$ 36,308
Christopher J. Perry	2021	$15,000	—	$160,853	$1,989	$10,000	$187,842
	2020	$20,100	$1,250	$127,416	$1,658	$10,000	$160,424
	2019	$20,980	$1,250	$141,176	$1,413	$10,000	$174,819
Robert Schifellite	2021	$13,875	—	$ 32,045	$1,975	$10,000	$ 57,895
	2020	$14,284	—	$ 29,355	$1,647	$10,000	$ 55,286
	2019	$21,249	$1,250	$ 28,840	$1,401	$10,000	$ 62,740
Adam D. Amsterdam	2021	$13,453	—	$ 33,175	$1,718	$10,500	$ 58,846
	2020	$13,400	—	$ 25,374	$1,422	$ 7,650	$ 47,846
	2019	$20,089	$1,250	$ 23,501	$1,216	$10,000	$ 56,056
Matthew J. Connor	2021	$ 5,375	—	$ 63,540	$1,620	—	$ 70,535
James M. Young	2021	$14,497	—	—	$ 321	$ 6,000	$ 20,818
	2020	$15,298	—	$109,227	$1,606	$17,000	$143,131
	2019	$20,189	$1,250	$ 99,120	$1,328	$ 5,000	$126,887

(A) For all Named Executive Officers, other than Mr. Perry, Mr. Reese, and Mr. Connor, represents actual costs to the Company of leasing automobiles used for personal travel, automobile insurance and other maintenance costs. For Mr. Perry, Mr. Reese, and Mr. Connor, represents a car allowance paid by the Company. For Mr. Gokey (fiscal years 2018 and 2019), Mr. Perry (fiscal years 2019 and 2020), Mr. Schifellite (fiscal year 2019), Mr. Amsterdam, (fiscal year 2019), and Mr. Young (fiscal years 2018 and 2019), this also includes an amount paid by the Company on behalf of their spouses or significant others who accompanied them on business travel. For Mr. Schifellite (fiscal year 2020) includes an amount for a gift certificate received as part of the Company wellness program.

(B) Represents reimbursement of taxes up to $1,250 on amounts paid by the Company on behalf of their spouses or significant others who accompanied them on business travel. The Company ceased providing this payment in fiscal year 2021.

(C) Represents contributions made by the Company to the ERSP and/or the 401(k) Plan on behalf of the executives.

(D) Represents life insurance, accidental death and dismemberment and long-term disability premiums paid by the Company on behalf of the executives.

(E) Represents Company-paid contributions made to qualified tax-exempt organizations on behalf of the Named Executive Officers under the Matching Gift Program. The Company matches 100% of all contributions made by its executive officers to qualified tax-exempt organizations, up to a maximum Company contribution of $10,000 per calendar year. Amounts shown reflect total Company matching contributions in each fiscal year, and therefore may be greater than the calendar year maximum.

Executive Compensation

Grants of Plan-Based Awards

The following table sets forth information with respect to all plan-based awards granted to our Named Executive Officers in fiscal year 2021. Please see "Outstanding Equity Awards at Fiscal Year-End" for the outstanding stock option awards and unvested stock awards held by each of the Named Executive Officers as of June 30, 2021.

Name	Grant Date	Committee Award Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[(1)]			Estimated Future Payouts Under Equity Incentive Plan Awards[(2)]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[(3)]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Timothy C. Gokey			$675,000	$1,350,000	$2,025,000							
	Oct-01-2020[(4)]	Sep-15-2020				12,242	24,484	36,726				$3,138,849
	Feb-12-2021[(5)]	Feb-12-2021								109,117	$148.07	$3,380,445
Edmund J. Reese			$148,808	$ 297,616	$ 446,425							
	Dec-07-2020[(6)]	Nov-19-2020				353	706	1,059				$ 99,129
	Dec-07-2020[(7)]	Nov-19-2020							10,438			$1,500,248
	Feb-12-2021[(5)]	Feb-12-2021								12,124	$148.07	$ 375,602
Christopher J. Perry			$448,487	$ 896,974	$1,345,462							
	Oct-01-2020[(4)]	Sep-15-2020				3,464	6,928	10,392				$ 888,170
	Feb-12-2021[(5)]	Feb-12-2021								30,876	$148.07	$ 956,538
Robert Schifellite			$412,174	$ 824,347	$1,236,521							
	Oct-01-2020[(4)]	Sep-15-2020				2,802	5,604	8,406				$ 718,433
	Feb-12-2021[(5)]	Feb-12-2021								24,975	$148.07	$ 773,726
Adam D. Amsterdam			$203,522	$ 407,044	$ 610,566							
	Oct-01-2020[(4)]	Sep-15-2020				1,822	3,645	5,467				$ 467,289
	Feb-12-2021[(5)]	Feb-12-2021								16,246	$148.07	$ 503,301
Matthew J. Connor			$173,801	$ 347,603	$ 521,404							
	Sep-01-2020[(8)]	Aug-04-2020							3,934			$ 530,146
	Oct-01-2020[(4)]	Sep-15-2020				544	1,088	1,632				$ 139,482
	Dec-07-2020[(9)]	Nov-19-2020							7,065			$1,000,121
	Feb-12-2021[(5)]	Feb-12-2021								3,233	$148.07	$ 100,158
James M. Young[(10)]			—			—			—			

(1) Amounts consist of the threshold, target and maximum annual cash incentive award levels. Amounts in the threshold awards column represent 50% of the target award which corresponds to the minimum performance level required for a payout of the award. Amounts in the maximum awards column represent 150% of the target award which corresponds to the maximum payout of the award. Actual amounts paid to the Named Executive Officers are reported in the Non-Equity Incentive Plan Compensation column of "Summary Compensation" with respect to fiscal year 2021.

(2) Amounts consist of the threshold, target and maximum performance-based RSU awards set in fiscal year 2021 under the 2018 Omnibus Award Plan. Amounts in the threshold awards column represent 50% of the target award which corresponds to the minimum performance level required for a payout of the award. Amounts in the maximum awards column represent 150% of the target award which corresponds to the maximum payout of the award.

(3) These amounts are valued based on the aggregate grant date fair value of the award determined pursuant to FASB ASC Topic 718, and based on the probable outcome of the performance condition in the case of performance-based RSUs. See Note 15, "Stock-Based Compensation," to the 2021 Consolidated Financial Statements for a discussion of the relevant assumptions used in calculating these amounts.

(4) Represents performance-based RSUs granted under the 2018 Omnibus Plan on October 1, 2020 that will vest and convert to Common Stock on April 1, 2023, provided that pre-set financial performance goals are met over the fiscal years 2021 and 2022 performance cycle. Named Executive Officers can earn from 0% to 150% of their stated RSU award amount in shares.

(5) Represents a stock option award granted on February 12, 2021, that will vest ratably over the next four years on the anniversary of the date of grant.

(6) Represents a performance-based RSU granted on December 7, 2020 for his appointment as CFO. The award will vest and convert to Common Stock on April 1, 2023, provided that pre-set financial performance goals are met over the fiscal years 2021 and 2022 performance cycle. Mr. Reese can earn from 0% to 150% of the stated RSU award amount in shares.

(7) Represents time-based RSUs granted to Mr. Reese on December 7, 2020 for his appointment as CFO. 1,081 RSUs vested on January 31, 2021, 2,672 RSUs vested on February 28, 2021, 3,021 RSUs will vest on January 31, 2022, 1,943 RSUs will vest on February 1, 2022, and 1,721 RSUs will vest on January 31, 2023.

(8) Represents time-based RSUs granted to Mr. Connor on September 1, 2020 for his service as Interim CFO, that will vest on September 1, 2022.

(9) Represents time-based RSUs granted to Mr. Connor on December 7, 2020 for his appointment as COO, GTO. The award will vest ratably over the next three years on the anniversary of the date of grant.

(10) Mr. Young left the Company in August 2020 and did not receive fiscal year 2021 plan-based awards.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding stock option awards and unvested stock awards held by each of the Named Executive Officers as of June 30, 2021.

Name	Option Awards				Stock Awards[1]			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights That Have Not Vested
Timothy C. Gokey	60,908	—	$ 36.97	Feb-10-2024[2]				
	72,222	—	$ 50.95	Feb-09-2025[3]				
	61,349	—	$ 51.95	Feb-08-2026[4]				
	59,395	—	$ 67.32	Feb-10-2027[5]				
	34,920	11,641	$ 93.88	Feb-12-2028[6]				
	49,915	49,916	$ 98.31	Feb-11-2029[7]				
	31,469	94,408	$117.34	Feb-04-2030[8]				
	—	109,117	$148.07	Feb-12-2031[9]				
					26,369[10]	$4,259,385		
							24,484[11]	$3,954,901
Edmund J. Reese	—	12,124	$148.07	Feb-12-2031[9]				
							706[12]	$ 114,040
					6,685[13]	$1,079,828		
Christopher J. Perry	15,337	—	$ 51.95	Feb-08-2026[4]				
	18,898	—	$ 67.32	Feb-10-2027[5]				
	12,535	4,179	$ 93.88	Feb-12-2028[6]				
	9,352	9,353	$ 98.31	Feb-11-2029[7]				
	9,853	29,560	$117.34	Feb-04-2030[8]				
	—	30,876	$148.07	Feb-12-2031[9]				
					3,933[10]	$ 635,297		
							6,928[11]	$1,119,080

Name	Option Awards				Stock Awards[1]			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights That Have Not Vested
Robert Schifellite	43,611	—	$ 50.95	Feb-09-2025[3]				
	37,248	—	$ 51.95	Feb-08-2026[4]				
	32,397	—	$ 67.32	Feb-10-2027[5]				
	17,907	5,970	$ 93.88	Feb-12-2028[6]				
	14,007	14,008	$ 98.31	Feb-11-2029[7]				
	7,196	21,590	$117.34	Feb-04-2030[8]				
	—	24,975	$148.07	Feb-12-2031[9]				
					6,030[10]	$ 974,026		
							5,604[11]	$905,214
Adam D. Amsterdam	—	4,179	$ 93.88	Feb-12-2028[6]				
	—	10,309	$ 98.31	Feb-11-2029[7]				
	—	15,554	$117.34	Feb-04-2030[8]				
	—	16,246	$148.07	Feb-12-2031[9]				
					4,343[10]	$ 701,525		
							3,645[11]	$588,777
Matthew J. Connor	418	418	$ 93.88	Feb-12-2028[6]				
	—	11,947	$ 93.88	Feb-12-2028[14]				
	368	736	$ 98.31	Feb-11-2029[7]				
	361	1,083	$117.34	Feb-04-2030[8]				
	—	3,233	$148.07	Feb-12-2031[9]				
					540[10]	$ 87,226		
					491[15]	$ 79,311		
							1,088[11]	$175,745
					3,934[16]	$ 635,459		
					7,065[17]	$1,141,209		
James M. Young[18]	—				—		—	

(1) Calculated using the closing price of our Common Stock on June 30, 2021 of $161.53 per share.

(2) Represents annual stock options granted on February 10, 2014. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(3) Represents annual stock options granted on February 9, 2015. This grant terminate 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(4) Represents annual stock options granted on February 8, 2016. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(5) Represents annual stock options granted on February 10, 2017. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(6) Represents annual stock options granted on February 12, 2018. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(7) Represents annual stock options granted on February 11, 2019. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(8) Represents annual stock options granted on February 4, 2020. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(9) Represents annual stock options granted on February 12, 2021. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(10) Represents performance-based RSUs awarded on October 1, 2019. 110% of these shares were earned. These RSUs will vest and convert to Common Stock on April 1, 2022.

(11) Represents performance-based RSUs awarded on October 1, 2020. This RSU award will vest and convert to Common Stock on April 1, 2023, provided that pre-set financial performance goals are met over the fiscal years 2021 and 2022 performance cycle. The NEOs can earn from 0% to 150% of their stated RSU award amount in shares.

(12) Represents a special performance-based RSU granted on December 7, 2020 that will vest and convert to Common Stock on April 1, 2022, provided that pre-set financial performance goals are met over the fiscal years 2020 and 2021 performance cycle. Mr. Reese can earn from 0% to 150% of their stated RSU award amount in shares.

(13) Represents time-based RSUs granted on December 7, 2020 to Mr. Reese for his appointment as CFO. 3,021 RSUs will vest on January 31, 2022, 1,943 RSUs will vest on February 1, 2022, and 1,721 RSUs will vest on January 31, 2023.

(14) Represents special stock options granted on February 12, 2018. This grant terminates 10 years from the date of grant, and vests 100% on the fourth anniversary of the date of grant.

(15) Represents time-based RSUs awarded on October 1, 2019. This RSU award will vest and convert to Common Stock on April 1, 2022.

(16) Represents time-based RSUs granted on September 1, 2020 to Mr. Connor for service as Interim CFO. This grant will vest in full on September 1, 2022.

(17) Represents time-based RSUs granted on December 7, 2020 to Mr. Connor for his new role as COO, GTO. This grant will vest pro rata annually for three years on the anniversary of the grant date.

(18) Mr. Young left the Company in August 2020 and did not have any outstanding stock option awards and unvested stock awards as of June 30, 2021.

Option Exercises and Stock Vested

The following table provides information regarding the number of stock options that were exercised by Named Executive Officers and the number of RSU awards that vested during fiscal year 2021, and the value realized from the exercise or vesting of such awards

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Timothy C. Gokey	177,735	$19,314,376	19,956	$3,091,584
Edmund J. Reese	—	—	3,753	$ 533,489
Christopher J. Perry	56,722	$ 5,723,805	4,136	$ 640,749
Robert Schifellite	18,759	$ 1,946,229	6,195	$ 959,729
Adam D. Amsterdam	41,221	$ 2,431,846	4,558	$ 706,125
Matthew J. Connor	—	—	3,081	$ 477,309
James M. Young	29,944	$ 1,302,993	—	—

(1) The shares acquired on exercise represent shares of our Common Stock. The value realized upon the exercise of stock options equals the difference between the sale price of Common Stock on the date of exercise and the exercise price of the stock options.

(2) RSUs convert to shares of Common Stock upon vesting. The value realized on vesting equals the number of RSUs multiplied by the closing price of Common Stock on the date of vesting.

Executive Compensation

Pension Benefits

The following table sets forth for each Named Executive Officer certain information with respect to the SORP, which provides for pension benefits in connection with retirement. Mr. Perry, Mr. Reese, Mr. Connor and Mr. Young were not eligible to participate in this plan.

Name	Number of Years of Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Timothy C. Gokey	10	$5,350,036	—
Edmund J. Reese	—	—	—
Christopher J. Perry	—	—	—
Robert Schifellite	20	$7,997,232	—
Adam D. Amsterdam	14	$3,657,058	—
Matthew J. Connor	—	—	—
James M. Young	—	—	—

(1) SORP-credited service is defined as complete calendar years. Years of service recognized under the SORP for Mr. Schifellite include credit for their years of service under the ADP Supplemental Officer Retirement Plan (the "ADP SORP") (as described in more detail below). For actuarial valuation purposes, credited service is attributed through the Statement of Financial Accounting Standards measurement date.

(2) Service credit and actuarial values are calculated as of June 30, 2021, the pension plan's measurement date for the last fiscal year. Actuarial values are based on the Society of Actuaries ("SOA") PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2020. The method of valuation to determine the liabilities presented includes discounting the value of the respective benefits, based on service accrued through the measurement date and payable at age 65, for interest and mortality with mortality not applicable prior to the commencement of benefits. The present value amounts for the SORP include the impact of the years of service credited under the ADP SORP and are also net of the ADP SORP offset (as described in more detail below).

The SORP is available to executive officers of the Company hired prior to January 1, 2014. Benefits under the SORP are not subject to any maximum benefit limitations under the Code. Although benefits under the SORP are generally payable out of the general assets of the Company, the Company has established a "rabbi trust," which is intended to provide a source of funds to be contributed by the Company to assist the Company in meeting its liabilities under the SORP.

The SORP provides for a lifetime annuity retirement benefit payable annually at age 65 equal to the product of: (a) a participant's final five-year average cash compensation; (b) a multiplier which equals two percent for every year of credited service up to 20 years, plus an additional one percent for every year of service in excess of 20 years; and (c) the applicable vesting percentage.

Years of Credited Service	Vesting Percentage
0-4	0%
5	50%
6	60%
7	70%
8	80%
9	90%
10	100%

Compensation covered under the SORP includes base salary and annual cash incentive award (paid or deferred) and is not subject to the limitations under the Code. Equity compensation is not included in the calculation of the SORP benefit. Payments are also available in other forms of actuarial equivalent annuities.

Reduced benefits are available after age 60 using an early retirement reduction of five percent for each year the benefit commences earlier than age 65. If a participant with a vested benefit terminates employment with the Company prior to reaching age 60, payment of the benefit is delayed until the participant reaches age 60. In addition, the SORP provides: (i) a disability retirement benefit, generally calculated in the same manner as the retirement benefit, if a participant incurs a "disability" while employed by the Company; and (ii) if a participant dies, a spousal benefit equal to 50% of the benefit the participant would have been entitled to at death, provided the participant is at least 35 years old and the vested percentage is greater than zero.

Mr. Schifellite is credited with six years of service accrued under the ADP SORP as of the date the Company became an independent company from ADP. While the net effect of this increases the accrued benefit he receives under the SORP, the benefits are offset by the amount of his vested, accrued benefits payable under the ADP SORP. The amount of the offset will continue to be the obligation of ADP and is $25,916 for Mr. Schifellite.

Non-Qualified Deferred Compensation

The following table presents contribution, earnings and balance information under the ERSP for our Named Executive Officers for fiscal year 2021:

Name	Executive Contributions ($)[1]	Registrant Contributions ($)[2]	Aggregate Earnings ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at June 30, 2021 ($)[3]
Timothy C. Gokey	—	—	—	—	
Edmund J. Reese	$ 30,000	$ 1,309	$ 1,485	—	$ 106,603
Christopher J. Perry	$368,900	$142,186	$ 36,310	—	$2,424,569
Robert Schifellite	—	—	—	—	—
Adam D. Amsterdam	—	—	—	—	—
Matthew J. Connor	$ 41,736	$ 36,953	$ 48,349	$ (58,240)	$ 94,346
James M. Young	$ 69,342	—	$279,613	$(1,395,363)	—

(1)   Represents the deferral of fiscal year 2021 salary and non-equity incentive compensation which is reported in "Summary Compensation" for fiscal year 2021.

(2)   Represents Company contributions to the ERSP reported in the All Other Compensation column of "Summary Compensation" for fiscal year 2021.

(3)   This total reflects the cumulative value of each participant's deferrals (including the fiscal year 2021 non-equity incentive compensation deferrals of $185,781 for Mr. Perry, $73,809 for Mr. Reese and $25,549 for Mr. Connor), as well as Company contributions and individual investment experience. The total includes executive and Company contributions of $913,487 for Mr. Young and $1,826,631 for Mr. Perry that were previously reported in "Summary Compensation" as compensation for previous years.

The ERSP is a defined contribution restoration plan that mirrors the Company's qualified 401(k) Plan. The purpose of the ERSP is to provide specified deferred compensation benefits to a select group of U.S.-based management or highly compensated employees. The ERSP allows for voluntary participant deferrals of base salary and/or bonus (as defined in the ERSP) and employer contributions above the Code's qualified defined contribution compensation and deferral limitations. Participants in the SORP are eligible to defer their cash compensation under the ERSP but are not eligible for additional benefits such as Company contributions under the ERSP. Company contributions vest 50% after two years of service and 100% after three years of service.

Participants may designate one or more investments from among 23 externally managed mutual funds selected by the plan administrator and available for investment in participants' accounts under the ERSP to serve as a notional basis for calculating earnings accruals on employee and Company contributions to the ERSP.

The Company provides two types of contributions for eligible employees, as described below. In addition, the Company provides an additional Company contribution to executive officers who are not participants in the SORP (Mr. Reese, Mr. Connor and Mr. Perry in fiscal year 2021). Eligible employees generally must be employed on December 31st to receive the employer contributions for that plan year.

- **Restoration basic contribution:** The Company provides a restoration basic contribution which varies from 1% to 6.25% of eligible salary and cash incentive compensation above the Code's compensation limit based on the number of years of the eligible employee's service. Eligible employees are not required to contribute to the ERSP in order to receive the restoration basic contribution.

- **Restoration matching contribution:** Participants who contribute the maximum contribution to the 401(k) Plan are eligible to receive a restoration matching contribution equal to $0.70 or $0.80 for every dollar deferred under the ERSP, up to 6% of eligible pay above the Code's compensation limit based on the number of months of participation under the 401(k) Plan.

- **Additional Company contribution:** Executive officers who are not participants in the SORP are eligible to receive an additional Company contribution of 3% of their base salary and cash incentive amounts.

Participants may elect to enroll in the ERSP each calendar year, but once their deferral elections are made they are irrevocable for the covered year. Participants elect to receive distributions (either as a lump sum or in annual installments) of their deferrals plus any subsequent interest or investment gains upon their retirement, or on a fixed future date at least three years in the future. Certain participants will be subject to a six-month delay prior to their receipt of these distributions. ERSP participants who terminate employment with the Company prior to their elected fixed distribution date receive a lump sum distribution of all deferred amounts by six months after the termination date.

Potential Payments upon a Termination or Change in Control

The Company does not have any employment agreements with its Named Executive Officers that require severance payments upon termination of their employment. The Company maintains the CIC Plan and Officer Severance Plan under which the Named Executive Officers may be eligible for severance payments upon termination of their employment. In addition, the Company's equity award agreements include terms that apply in connection with certain terminations of employment.

The following tables and footnotes quantify the treatment of compensation and value of benefits that each Named Executive Officer would receive under the Company's compensation program upon various scenarios for termination of employment.

The tables include the amounts that the Named Executive Officers would receive as of June 30, 2021 under the SORP and the Executive Retiree Health Insurance Plan upon retirement, which amounts would be payable upon any termination of employment because those benefits are fully vested. Compensation amounts deferred under the ERSP have been earned and therefore are retained by the Named Executive Officers upon termination. Amounts deferred under the ERSP are not included in the following tables because they are reported in "Non-Qualified Deferred Compensation" on page 83 of this Proxy Statement.

Change in Control Severance Plan

The Company maintains the CIC Plan for the payment of certain benefits to executive officers, including our Named Executive Officers, except Mr. Connor, upon certain qualifying terminations of employment from Broadridge following a change in control. In addition, the Company's equity award agreements include terms that apply in connection with certain terminations of employment.

The CIC Plan provides for the following severance benefits upon a termination without "cause" or for "good reason" (as defined below) within two years after a CIC (as defined below):

- **Compensation**: The Named Executive Officers will receive 150% of their "current total annual compensation" (generally defined as (i) the higher of (a) the highest rate of annual salary during the calendar year of termination, or (b) the highest rate of annual salary during the calendar year immediately prior to the year of termination, plus (ii) the average annual cash incentive earned in the last two completed calendar years).

  The plan also provides for the payment of a pro-rata annual bonus for the year of termination based on the average of the participant's annual bonus for the two years prior to the year of termination.

The equity award agreements for our Named Executive Officers granted while they are executive officers, provide for the following upon a termination without "cause" or for "good reason" within two years after a CIC:

- **Stock Option Vesting**: 100% vesting of all unvested stock options.

- **RSU Vesting**: All unvested time-based RSUs will vest in full. For performance-based RSUs, vesting upon such termination (at target, if the CIC is during the first year of the performance period, or based on actual performance through the last completed fiscal quarter prior to the CIC, if the CIC occurs after the first year of the performance period).

In addition, the Company will reduce the severance payments and benefits to the extent specified in the CIC Plan to avoid the imposition of the excise tax under Section 4999 of the Code.

For purposes of the CIC Plan and equity award agreements, "change in control" is as defined in the 2018 Omnibus Plan.

For purposes of the CIC Plan and equity award agreements, "cause" generally means the occurrence of any of the following events after a CIC which is not cured within 15 days after written notice thereof: (A) gross negligence or willful misconduct which is materially injurious to the Company monetarily or otherwise; (B) misappropriation or fraud with regard to the Company or its assets; or (C) conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of the Company.

For purposes of the CIC Plan and equity award agreements, "good reason" generally means the occurrence of any of the following events after a CIC without the participant's written consent: (A) material diminution with respect to the participant's position, duties, responsibilities, or authority as of the date immediately prior to the CIC; (B) a material reduction in the participant's aggregate compensation and benefits; (C) a failure of any successor or assign of the Company to assume in writing the obligations of the CIC Plan; or (D) a change in the location of the participant's primary worksite by more than fifty (50) miles from the location immediately prior to the CIC, which is not cured by the Company within 15 days after written notice.

In the instance that an executive officer is due benefits or payments under both the Officer Severance Plan and the CIC Plan, the executive officer would be eligible to receive the greater of the benefits and payments and the more favorable terms and conditions determined on an item-by-item basis. See below for details on the Officer Severance Plan.

Potential Change in Control Payments

The following table sets forth the payments which each of our Named Executive Officers would have received assuming that the employment of each Named Executive Officer was terminated by the Company on June 30, 2021 without "cause" or by the executive for "good reason" within two years following a change in control.

Name / Form of Compensation[1]	Change in Control
Timothy C. Gokey	
Cash[2]	$ 3,977,182
Vesting of Equity Awards[3]	$17,798,093
SORP[4]	$ 5,215,971
Health Coverage[5]	$ 175,000
Total	**$27,166,246**
Edmund J. Reese	
Cash[2]	$ 1,269,044
Vesting of Equity Awards[3]	$ 1,357,057
Total	**$ 2,626,101**
Christopher J. Perry	
Cash[2]	$ 2,521,209
Vesting of Equity Awards[3]	$ 4,350,231
Total	**$ 6,871,440**
Robert Schifellite	
Cash[2]	$ 2,204,006
Vesting of Equity Awards[3]	$ 4,458,922
SORP[4]	$ 8,026,009
Health Coverage[5]	$ 95,000
Total	**$14,783,937**
Adam D. Amsterdam	
Cash[2]	$ 1,427,632
Vesting of Equity Awards[3]	$ 3,130,748
SORP[4]	$ 3,617,871
Health Coverage[5]	$ 155,000
Total	**$ 8,331,251**
Matthew J. Connor	
Cash[2]	$ 925,813
Vesting of Equity Awards[3]	$ 2,883,780
Total	**$ 3,809,593**

(1)　Mr. Young left the Company prior to June 30, 2021.

(2)　Represents "current total annual compensation" as detailed above. For Mr. Connor, represents salary continuation as provided under the Management Severance Plan and annual cash incentive award earned under the Bonus Plans.

(3)　Represents the aggregate value of all unvested stock options and performance-based RSUs vesting upon termination under the CIC Plan as detailed above for all NEOs, except Mr. Connor, under the CIC Plan, based on the closing price of our Common Stock on June 30, 2021 of $161.53 per share. Mr. Connor's value is based on the treatment set forth in his award agreements.

(4)　Mr. Gokey, Mr. Schifellite and Mr. Amsterdam are 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2021 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2020, and a 2.90% discount rate.

(5)　Based on age and service, Mr. Gokey, Mr. Schifellite and Mr. Amsterdam are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouse reach age 65. Actuarial values are calculated as of June 30, 2021 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2020, and a 1.95% discount rate.

Officer Severance Plan

In the event of a termination without "cause" (as defined below) that is not covered under the CIC Plan, executive officers would be eligible to receive severance benefits under the Officer Severance Plan instead of the CIC Plan. Upon a qualifying termination under the Officer Severance Plan, the executive officers would be eligible to receive:

- Continued payment of base salary of 24 months for the CEO and 18 months for the other Named Executive Officers

- Payment of a cash incentive award for the fiscal year of termination on the normal payment date based on actual performance, pro-rated for the Named Executive Officers other than the CEO, who is eligible for a full year's cash incentive award

- Continued vesting during the severance period of equity awards granted after the effective date of the Officer Severance Plan, with proration of performance-based restricted stock and RSUs if the termination occurs prior to the end of the performance period

As a condition to receiving any severance payments under the Officer Severance Plan, executive officers will be required to enter into agreements that contain a general release of the Company and certain restrictive covenants, including non-competition provisions that will be in force during the severance period.

For purposes of the Officer Severance Plan, "cause" generally means: (A) conviction of, or pleading nolo contendere to, a felony; (B) willful misconduct resulting in material harm to the Company; (C) fraud, embezzlement, theft or dishonesty resulting in material harm to the Company; (D) continuing failure to perform duties after written notice; (E) material breach of any confidentiality, non-solicitation and/or non-competition agreements; or (F) violations of the Company's Code of Conduct.

Potential Payments upon Involuntary Termination without Cause

The following table sets forth the payments which each of our Named Executive Officers would have received assuming that the employment of each Named Executive Officer was terminated by the Company on June 30, 2021 without "cause" and not within two years after a CIC.

Name / Form of Compensation[1]	Involuntary Termination without Cause
Timothy C. Gokey	
Cash[2]	$ 3,464,550
Vesting of Equity Awards[3]	$15,673,069
SORP[4]	$ 5,215,971
Health Coverage[5]	$ 175,000
Total	**$24,528,590**
Edmund J. Reese	
Cash[2]	$ 1,269,044
Vesting of Equity Awards[3]	$ 842,632
Total	**$ 2,111,676**
Christopher J. Perry	
Cash[2]	$ 2,028,085
Vesting of Equity Awards[3]	$ 1,752,925
Total	**$ 3,781,010**
Robert Schifellite	
Cash[2]	$ 1,985,725
Vesting of Equity Awards[3]	$ 3,922,271
SORP[4]	$ 8,026,009
Health Coverage[5]	$ 95,000
Total	**$14,029,005**
Adam D. Amsterdam	
Cash[2]	$ 1,265,092
Vesting of Equity Awards[3]	$ 2,781,685
SORP[4]	$ 3,617,871
Health Coverage[5]	$ 155,000
Total	**$ 7,819,648**
Matthew J. Connor	
Cash[2]	$ 925,813
Vesting of Equity Awards[3]	$ 1,575,117
Total	**$ 2,500,930**

(1)   Mr. Young left the Company prior to June 30, 2021.

(2)   Represents base salary continuation for 24 months for Mr. Gokey or 18 months for other Named Executive Officers, except Mr. Connor because he is no longer an officer, and annual cash incentive award based on actual financial achievement for fiscal year 2021. For Mr. Connor, represents salary continuation as provided under the Management Severance Plan for the Company's non-officer executives and annual cash incentive award earned under the Bonus Plans.

(3)   For Mr. Gokey, Mr. Reese, and Mr. Perry, represents the aggregate value of all unvested stock options and performance-based RSUs assuming performance at target that are eligible to vest upon termination under the Officer Severance Plan as detailed above, based on the closing price of our Common Stock on June 30, 2021 of $161.53 per share. For Mr. Schifellite and Mr. Amsterdam, if they were to be involuntarily terminated, based on age, they would qualify for "retirement" treatment of their outstanding equity awards, which would continue to vest for a period of time on the original vesting dates. For this purpose, "retirement" is defined as termination of employment for any reason other than "cause" for employees age 65 and over, and involuntary termination of employment without "cause" for employees age 60 and over. Mr. Connor's value is based on the treatment set forth in his award agreements.

(4) Mr. Gokey, Mr. Schifellite and Mr. Amsterdam are 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2021 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2020, and a 2.90% discount rate.

(5) Based on age and service, Mr. Gokey, Mr. Schifellite and Mr. Amsterdam are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouse reach age 65. Actuarial values are calculated as of June 30, 2021 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2020, and a 1.95% discount rate.

Payments upon Other Termination of Employment Scenarios

The following table sets forth the payments which each of our Named Executive Officers would have received under various other termination scenarios under arrangements in effect on June 30, 2021.

All equity grants are governed by equity agreements, which provide for accelerated or continued vesting of outstanding awards for certain other termination of employment scenarios.

In the case of Death or Permanent Disability, all unvested stock options vest in full and unvested performance-based RSUs vest at target if termination occurs prior to the end of the performance period and based on actual performance if termination occurs after the end of the performance period and prior to the vesting date.

In the case of a Voluntary Termination or Involuntary Termination with Cause, all unvested equity is forfeited.

In the case of Retirement, awards would continue to vest for a period of time on the original vesting dates. For this purpose, "retirement" is defined as termination of employment for any reason other than "cause" for employees age 65 and over, and involuntary termination of employment without "cause" for employees age 60 and over. Stock options continue to vest and are exercisable for a period of 36 months following a retirement. In the case of performance-based RSUs, if retirement occurs prior to the end of the performance period, the award will vest on the original vesting date based on actual performance pro-rated for the period worked during the performance period, and if retirement occurs after the end of the performance period, the award will vest on the original vesting date based on actual performance for the entire performance period.

Executive Compensation

Name / Form of Compensation[1]	Death	Disability	Voluntary Termination or Involuntary Termination with Cause	Retirement
Timothy C. Gokey				
Cash	—	—	—	—
Vesting of Equity Awards[2]	$17,410,905	$17,410,905	—	—
SORP[3]	$ 2,607,985	$ 6,954,627	$5,215,971	$ 5,215,971
Health Coverage[4]	—	$ 175,000	$ 175,000	$ 175,000
Total	**$20,018,890**	**$24,540,532**	**$5,390,971**	**$ 5,390,971**
Edmund J. Reese				
Cash	—	—	—	—
Vesting of Equity Awards[2]	$ 1,357,057	$ 1,357,057	—	—
Total	**$ 1,357,057**	**$ 1,357,057**	**—**	**—**
Christopher J. Perry				
Cash	—	—	—	—
Vesting of Equity Awards[2]	$ 4,292,564	$ 4,292,564	—	—
Total	**$ 4,292,564**	**$ 4,292,564**	**—**	**—**
Robert Schifellite				
Cash	—	—	—	—
Vesting of Equity Awards[2]	$ 4,370,403	$ 4,370,403	—	$ 3,922,271
SORP[3]	$ 4,013,004	$ 8,917,788	$8,026,009	$ 8,026,009
Health Coverage[4]	—	$ 95,000	$ 95,000	$ 95,000
Total	**$ 8,383,407**	**$13,383,191**	**$8,121,009**	**$12,043,280**
Adam D. Amsterdam				
Cash	—	—	—	—
Vesting of Equity Awards[2]	$ 3,067,106	$ 3,067,106	—	$ 2,781,685
SORP[3]	$ 1,808,935	$ 4,522,338	$3,617,871	$ 3,617,871
Health Coverage[4]	—	$ 155,000	$ 155,000	$ 155,000
Total	**$ 4,876,041**	**$ 7,744,444**	**$3,772,871**	**$ 6,554,556**
Matthew J. Connor				
Cash	—	—	—	—
Vesting of Equity Awards[2]	$ 3,085,432	$ 3,085,432	—	—
Total	**$ 3,085,432**	**$ 3,085,432**	**—**	**—**

(1)   Mr. Young left the Company prior to June 30, 2021.

(2)   Represents the aggregate value of all unvested stock options and performance-based RSUs with accelerated vesting upon termination based on the closing price of our Common Stock on June 30, 2021 of $161.53 per share.

For a termination due to retirement, Mr. Schifellite and Mr. Amsterdam would not qualify for retirement treatment of their awards if they were to voluntarily terminate employment or if the Company terminated their employment with "cause," but they would qualify for retirement treatment on their awards if the Company involuntarily terminated their employment without "cause."

(3)   Mr. Gokey, Mr. Schifellite and Mr. Amsterdam are 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2021 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2020, and a 2.90% discount rate.

(4)   Based on age and service, Mr. Gokey, Mr. Schifellite and Mr. Amsterdam are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouse reach age 65. Actuarial values are calculated as of June 30, 2021 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2020, and a 1.95% discount rate.

CEO Pay Ratio

In accordance with SEC rules, we are providing the following information about the relationship between the annual total compensation of our median compensated employee and the annual total compensation of our CEO. The SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

- The 2021 annual total compensation of Mr. Gokey was $10,267,741, which was determined by adding the Company's cost of benefits for Mr. Gokey to the "Total" compensation shown for our CEO in "Summary Compensation" on page 76 of this Proxy Statement.

- The 2021 annual total compensation of our median compensated employee was $68,487 including the Company's cost of benefits for the median employee.

- Accordingly, the ratio of Mr. Gokey's annual total compensation to the annual total compensation of our median compensated employee for fiscal year 2021 was approximately 150 to 1.

The pay ratio was calculated in a manner consistent with Item 402(u) of SEC Regulation S-K and is based upon our reasonable judgment and assumptions.

Calculating the CEO Pay Ratio

Determining our Global Employee Population

To calculate this pay ratio, we determined our median compensated employee by collecting compensation data for all 12,494 Broadridge employees, excluding employees in countries that, in the aggregate, comprise less than five percent of our global employee population (considered "de minimis" under SEC rules).

- Applying the de minimis exemption, we excluded a total of 543 employees in the following jurisdictions, which constituted all of our employees in each referenced jurisdiction: Australia (22), Belgium (3), Czechia (18), France (3), Germany (42), Hong Kong (32), Ireland (150), Japan (41), The Netherlands (8), Poland (52), Russia (129), and Singapore (43).

- We also excluded from this population independent contractors and temporary workers who are paid through a third party.

In total, we collected compensation data for employees in four countries, comprising over 95% of our global employee population. These four countries are: U.S., Canada, United Kingdom, and India. Our calculation was comprised of a population of 11,951 globally (after excluding the 543 non-U.S. employees described above), of which 6,728 were in the U.S. and 5,223 were located outside the U.S.

Determining the Median Compensated Employee

To identify our median compensated employee, we used total cash compensation and employer cost for health benefits as our compensation measure, which, for these purposes, included base salary, cash incentive payments, cash commissions and other similar payments, as well as the estimated employer cost for health benefits for those participating in our benefit programs. We determined the median compensated employee from our active, global employee population as described above as of April 30, 2021, using total cash compensation earned and paid from May 1, 2020 through April 30, 2021. We annualized total cash compensation for permanent employees hired during the period and did not make any cost-of-living adjustments. In addition, we used the estimated employer health benefits cost for the month of April 2020 and annualized for all participating employees. Any compensation paid in a foreign currency was converted to U.S. dollars using a 12-month average through April 30, 2021.

Executive Compensation

Our "median compensated employee" is an individual who earned total cash compensation and health benefits at the midpoint, that is, the point at which half of the global employee population earned more total cash compensation and benefits and half of the global employee population earned less total cash compensation and health benefits.

Calculating the Pay Ratio

After identifying the median compensated employee, we calculated the annual total compensation for this employee and Mr. Gokey in the same manner as the "Total" compensation shown for our CEO in "Summary Compensation" on page 76 of this Proxy Statement and included the Company's cost of benefits for each one because both participated in the benefit plans in fiscal year 2021.

Equity Compensation Plan Information

The following table sets forth certain information related to the Company's equity compensation plans as of June 30, 2021.

PLAN CATEGORY	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders[1]	3,203,682[2]	$88.33	7,911,249[3]
Equity compensation plans not approved by security holders	—	—	—
Total	3,203,682	$88.33	7,911,249

(1)   The 2018 Omnibus Plan.

(2)   This amount consists of stock options which have an average remaining term as of June 30, 2021 of 6.31 years. This amount does not include outstanding unvested awards of: (i) 761,337 time-based RSUs; and (ii) 247,580 performance-based RSUs.

(3)   These shares can be issued as stock options, stock appreciation rights, restricted stock, RSUs and performance share or stock bonus awards under the 2018 Omnibus Plan.

Report of the Audit Committee

The Audit Committee reports as follows:

The Company's management has the primary responsibility for the Company's financial statements and the reporting process, including disclosure controls and the system of internal control over financial reporting. The Audit Committee, in its oversight role has:

- Reviewed and discussed the annual audited financial statements as of and for the fiscal year ended June 30, 2021 with management;

- Discussed with the Company's internal auditors and independent registered public accountants the overall scope of, and plans for, their respective audits and has met with the internal auditors and independent registered public accountants, separately and together, with and without management present, to discuss the Company's financial reporting process and internal accounting controls in addition to other matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board ("*PCAOB*"), as may be modified or supplemented;

- Received from the independent registered public accountants written disclosures and the letter regarding the independence of the independent registered public accountants required by the PCAOB, and has discussed with the independent registered accountants their independence from the Company and its management;

- An established charter outlining the practices it follows. The Audit Committee's charter is available on the Company's Investor Relations website at *broadridge-ir.com* under the heading "Governance"; and

- Procedures that require the pre-approval by the Audit Committee of all fees paid to, and all services performed by, the Company's independent registered public accountants. The Audit Committee approves the proposed services, including the nature, type and scope of service contemplated and the related fees, to be rendered by the firm during the year. In addition, engagements may arise during the course of the year that are outside the scope of the initial services and fees approved by the Audit Committee. Any such additional engagements are approved by the Audit Committee or by the Audit Committee Chair pursuant to authority delegated by the Audit Committee. For each category of proposed service, the independent registered public accountants are required to confirm that the provision of such services does not impair their independence. Pursuant to the Sarbanes-Oxley Act of 2002, the fees and services provided as noted in the table on page 95 of this Proxy Statement were authorized and approved by the Audit Committee in compliance with the pre-approval procedures described herein.

Based on the Audit Committee's review and discussions with management and the Company's independent registered public accountants as described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the fiscal year ended June 30, 2021, be included in the 2021 Form 10-K.

Audit Committee of the Board of Directors*

Pamela L. Carter, *Chair*
Robert N. Duelks
Brett A. Keller
Maura A. Markus
Thomas J. Perna
Alan J. Weber
Amit K. Zavery

* Melvin L. Flowers and Annette L. Nazareth were appointed to the Audit Committee in August 2021, therefore they did not attend any Audit Committee meetings during fiscal year 2021.

Proposal 3—Ratification of Appointment of Independent Registered Public Accountants

 The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent registered public accountants. The Audit Committee has appointed Deloitte & Touche LLP as the independent registered public accountants for the Company and its subsidiaries for the fiscal year ending June 30, 2022.

In determining whether to reappoint Deloitte & Touche LLP as the independent registered public accountants for the upcoming fiscal year, the Audit Committee considered several factors including:

- The performance of Deloitte & Touche LLP as the Company's independent auditors since its retention when Broadridge became an independent public company in 2007, including the extent and quality of Deloitte and Touche LLP's communications with the Audit Committee, and feedback from management regarding Deloitte and Touche LLP's overall performance;

- Deloitte & Touche LLP's independence with respect to the services to be performed;

- Deloitte & Touche LLP's general reputation for adherence to professional auditing standards;

- Deloitte & Touche LLP's knowledge and expertise in handling the complexity of Broadridge's global operations within its industry; and

- Deloitte and Touche LLP's tenure as the independent registered public accountants for the Company and its subsidiaries which has contributed to higher audit quality due to the auditor's deep understanding of Broadridge's business, accounting policies and practices, and internal control over financial reporting.

The Audit Committee also confirms compliance with the partner rotation rules applicable to independent registered public accountants.

Proposal 3—Ratification of Appointment of Independent Registered Public Accountants

Fees for Services Provided by Independent Registered Public Accountants

Set forth below are the fees paid by the Company to its independent registered public accountants, Deloitte & Touche LLP, for the fiscal periods indicated. The Audit Committee believes that these expenditures are compatible with maintaining the independence of the Company's registered public accountants. The Audit Committee pre-approved all such audit and non-audit services performed by our independent registered public accountants during the fiscal years ended June 30, 2021 and 2020.

Type of Fees ($ in thousands)	Fiscal Years Ended June 30,	
	2021	2020
Audit Fees[1]	$ 5,158	$5,028
Audit-Related Fees[2]	$ 5,597	$4,198
Tax Fees[3]	$ 528	$ 523
All Other Fees[4]	$ 249	—
Total Fees[5]	$11,532	$9,750

(1) Audit Fees include professional services and expenses with respect to the audits of the fiscal years 2021 and 2020 consolidated financial statements as well as the audit of the Company's internal control over financial reporting, the reviews of financial statements included in its quarterly reports on Form 10-Q, and services in connection with statutory and regulatory filings (including those statutory audits performed on the Company's operations located outside of the U.S.).

(2) Audit-Related Fees include professional services performed by the Company for its clients' benefit on the design and/or effectiveness of the Company's internal controls relative to the services the Company performs for its clients, and reviews of compliance with performance criteria established by the Company for the services the Company performs for its clients.

(3) Tax Fees include general tax services such as consulting on various tax projects or tax audits, preparing certain tax analyses and information reports included in various income tax return filings as well as filing with both the U.S. and Canadian tax authorities the intercompany cross border documentation requirements as part of the U.S. and Canada advance pricing agreement.

(4) All Other Fees include any fees not included in the Audit, Audit-Related, or Tax Fees categories.

(5) Amounts may not sum due to rounding.

The Audit Committee believes that the continued retention of Deloitte & Touche LLP as our independent registered public accountants is in the best interest of the Company and our stockholders, and we are asking our stockholders to ratify the selection of Deloitte and Touche LLP as our independent registered public accountants for the fiscal year ended 2022. Stockholder ratification is not required by the By-laws or otherwise, but as a matter of good corporate governance practice, the Board has decided to ascertain the position of our stockholders on the appointment at the Annual Meeting. If our stockholders fail to ratify the selection, the Audit Committee may reconsider whether to retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accountants at any time during the year if it determines that such a change would be in the best interest of the Company and our stockholders.

Representatives of Deloitte & Touche LLP are expected to attend the 2021 Annual Meeting, with an opportunity to make a statement should they choose to do so, and to be available to respond to questions.

Proposal 3—Ratification of Appointment of Independent Registered Public Accountants

Required Vote

The proposal to ratify the appointment of Deloitte & Touche LLP as independent registered public accountants will require the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting, in person or by proxy, and entitled to vote, provided that a quorum is present. Abstentions will be included in determining whether a quorum is present. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will have no effect on the outcome of the vote. Pursuant to NYSE regulations, brokers have discretionary voting power with respect to this proposal.

Recommendation of the Board of Directors

> The Board of Directors Recommends a Vote **FOR** the Proposal to Ratify the Selection of Deloitte & Touche LLP as the Company's Independent Registered Public Accountants to Audit the Company's Consolidated Financial Statements for the Fiscal Year Ending
> June 30, 2022

Submission of Stockholder Proposals and Director Nominations

Proposals to be Included in 2022 Proxy Statement

Any stockholder who desires to have a proposal considered for presentation at the 2022 annual meeting of stockholders (the "*2022 Annual Meeting*") and included in the proxy statement and form of proxy used in connection with our 2022 Annual Meeting, must submit the proposal in writing via mail or email to our Secretary so that it is received no later than June 7, 2022. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act.

Proxy Access Nominations to be Included in 2022 Proxy Statement

Any stockholder (or group of up to 50 stockholders) meeting the Company's continuous ownership requirements of three percent or more of the outstanding shares of Common Stock for at least three years who wishes to nominate a candidate or candidates for election in connection with our 2022 Annual Meeting and require the Company to include such nominees in the proxy statement and form of proxy, must submit such nomination and request no earlier than June 22, 2022 and no later than July 22, 2022.

However, if we do not hold our 2022 Annual Meeting between October 19, 2022 and December 18, 2022, or if we do not hold our 2021 Annual Meeting, notice of any director nomination must be delivered (i) not earlier than 130 days and not later than 90 days prior to our 2022 Annual Meeting, or (ii) no later than 10 days after the date we provide notice of the 2022 Annual Meeting to stockholders by mail or announce it publicly.

Nominations or Proposals Not Included in 2022 Proxy Statement

If a stockholder seeks to nominate a candidate for election or to propose business for consideration at our 2022 Annual Meeting but not have it included in our proxy statement for the 2022 Annual Meeting, we must receive notice of the proposal or director nomination no earlier than June 22, 2022 and no later than July 22, 2022.

However, if we do not hold our 2022 Annual Meeting between October 19, 2022 and December 18, 2022, or if we do not hold our 2021 Annual Meeting, notice of any proposal or director nomination must be delivered (i) not earlier than 130 days and not later than 90 days prior to our 2022 Annual Meeting, or (ii) no later than 10 days after the date we provide notice of the 2022 Annual Meeting to stockholders by mail or announce it publicly.

If we hold a special meeting of stockholders to elect directors, we must receive a stockholder's notice of intention to introduce a nomination not less than the later of (i) 90 days nor more than 130 days prior to the special meeting, or (ii) 10 days after the date we provide notice of the special meeting to stockholders or announce it publicly.

Our By-laws contain provisions on the process by which a stockholder may nominate a director candidate, including the information required to be included in the notice of proposed nomination. If the notice is not received between these dates or does not satisfy the additional notice requirements, the notice will be considered untimely and will not be acted upon at our 2022 Annual Meeting.

Proxies solicited by the Board of Directors for the 2022 Annual Meeting may give discretionary authority to vote on any untimely stockholder proposal or director nomination without express direction from stockholders giving such proxies.

Proposals, nominations and notices should be directed to the attention of the Company's Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or by emailing our Secretary at *CorporateSecretary@broadridge.com*.

About the Annual Meeting and These Proxy Materials

What matters will be voted on at the Annual Meeting?

The following matters will be voted on at the Annual Meeting:

PROPOSAL 1	Election of the 11 nominees listed in this Proxy Statement to the Board of Directors to serve until the 2022 Annual Meeting and until their successors are duly elected and qualified	Page 13
PROPOSAL 2	Advisory vote to approve the compensation of our Named Executive Officers as presented in this Proxy Statement	Page 50
PROPOSAL 3	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2022	Page 94

In addition, the Board may transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

We do not expect any other items of business to be brought before the Annual Meeting because the deadlines for stockholder proposals and director nominations have already passed. Nonetheless, in case there is an unforeseen need, your proxy gives discretionary authority to the persons named on the proxy card to vote your shares with respect to any other matters that might be brought before the Annual Meeting. Those persons intend to vote the proxy in accordance with their best judgment.

When will the Annual Meeting take place?

The 2021 Annual Meeting will take place on Thursday, November 18, 2021, at 9:00 a.m. Eastern Time.

How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting. You will be able to attend online, vote, and submit questions during the Annual Meeting by visiting *virtualshareholdermeeting.com/BR21*.

Why a virtual meeting?

The 2021 Annual Meeting will be our 13th completely virtual meeting of stockholders. Virtual meetings have allowed us to provide expanded access, improved communication, and cost savings for our stockholders and the Company. Hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world.

What if I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the meeting, please call toll free: 1-844-976-0738, or if calling internationally, please call: 1-303-562-9301.

Who may vote at the Annual Meeting?

Holders of our Common Stock at the close of business on September 23, 2021 (the "*Record Date*") may vote at the Annual Meeting. We refer to the holders of our Common Stock as "*stockholders*" throughout this Proxy Statement. Each stockholder is entitled to one vote for each share of Common Stock held as of the Record Date.

Stockholders at the close of business on the Record Date may examine a list of all stockholders as of the Record Date for any purpose germane to the Annual Meeting for 10 days preceding the Annual Meeting, at our offices at 5 Dakota Drive, Lake Success, New York 11042 and electronically during the Annual Meeting at *virtualshareholdermeeting.com/BR21* when you enter the Control Number we have provided to you. Dissenters' rights are not applicable to any of the matters being voted upon at the 2021 Annual Meeting.

About the Annual Meeting and These Proxy Materials

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholders of Record. You are a stockholder of record or registered stockholder if, at the close of business on the Record Date, your shares were registered directly in your name with Broadridge Corporate Issuer Solutions, Inc., our transfer agent.

Beneficial Owner. You are a beneficial owner, if at the close of business on the Record Date, your shares were held by a brokerage firm, by a bank or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker, bank or nominee with instructions on how to vote your shares, your broker, bank or nominee will be able to vote your shares with respect to some of the proposals in this Proxy Statement, but not all. Please see "*What if I submit a proxy, but do not specify how my shares are to be voted?*" for additional information.

What do I need to do to attend the virtual Annual Meeting?

Broadridge will be hosting the Annual Meeting online. A summary of the information you need to attend the Annual Meeting online is provided below:

- Any stockholder can attend the Annual Meeting by visiting *virtualshareholdermeeting.com/BR21*
- We encourage you to access the Annual Meeting online prior to its start time
- The Annual Meeting starts at 9:00 a.m. Eastern Time
- Stockholders may vote electronically and submit questions online while attending the Annual Meeting
- Please have the Control Number we have provided to you to join the Annual Meeting
- Instructions on how to attend and participate in the Annual Meeting, including how to demonstrate proof of stock ownership, are available at *virtualshareholdermeeting.com/BR21*
- Questions regarding how to attend and participate in the Annual Meeting will be answered by calling 1-844-976-0738 on the day of the Annual Meeting
- A replay of the Annual Meeting will be available on our website through November 17, 2022

If I am unable to attend the virtual Annual Meeting, can I listen to the Annual Meeting by telephone?

Yes. Stockholders unable to access the Annual Meeting online will be able to call 1-877-328-2502 (domestically) or 1-412-317-5419 (internationally) and listen to the Annual Meeting if they provide their Control Number. Although stockholders accessing the Annual Meeting by telephone will be able to listen to the Annual Meeting and may ask questions during the Annual Meeting, you will not be considered present at the Annual Meeting and will not be able to vote unless you also attend the Annual Meeting online.

Why did I receive a Notice in the mail regarding the Internet Availability of Proxy Materials instead of a full set of printed proxy materials?

Under rules adopted by the SEC, we are making this Proxy Statement available to our stockholders primarily through the Internet ("*Notice and Access*"). On or about October 5, 2021, we will mail the Notice regarding the Internet Availability of Proxy Materials (the "*Notice of Internet Availability*") to stockholders of our Common Stock at the close of business on the Record Date, other than those stockholders who previously requested electronic or paper delivery of communications from us. The Notice of Internet Availability contains instructions on how to access an electronic copy of our proxy materials, including this 2021 Proxy Statement and our 2021 Annual Report to Stockholders. The Notice of Internet Availability also contains instructions on how to request a paper copy of the proxy materials. We believe that this process will allow us to provide you with the information you need in a timely manner, while conserving natural resources and lowering the costs of printing and distributing our proxy materials.

About the Annual Meeting and These Proxy Materials

Can I vote my shares by filling out and returning the Notice of Internet Availability?

No. The Notice of Internet Availability only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice of Internet Availabiliy and returning it. The Notice of Internet Availability provides instructions on how to cast your vote. For additional information, please see "*How do I vote my shares and what are the voting deadlines?*"

Why didn't I receive a Notice of Internet Availability in the mail regarding the Internet Availability of the Proxy Materials?

We are providing some of our stockholders, including stockholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice of Internet Availability. In addition, we are providing the proxy materials by e-mail to those stockholders who have previously elected delivery of the proxy materials electronically. Those stockholders should have received an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

Can I choose to receive future proxy materials by e-mail?

Yes. If you receive your proxy materials by mail, we encourage you to elect to receive future copies of proxy statements and annual reports by e-mail. To enroll in the online program, go to ***https://enroll.icsdelivery.com/BR*** and follow the enrollment instructions that apply depending on whether you are a stockholder of record (or registered stockholder) or beneficial owner of Common Stock. Upon completion of enrollment, you will receive an e-mail confirming the election to use the electronic delivery services. The enrollment in the online program will remain in effect for as long as your account is active or until enrollment is cancelled. Enrolling to receive proxy materials online will save Broadridge the cost of printing and mailing documents, as well as help preserve our natural resources.

How do I vote my shares and what are the voting deadlines?

Stockholders of Record. If you are a stockholder of record, there are several ways for you to vote your shares:



By Internet Using your Computer or Mobile Device Before the Meeting Date: Go to ***proxyvote.com/BR*** and vote until 11:59 p.m. Eastern Time on November 17, 2021. Have your proxy card in hand when you access the website and follow the instructions on the website.



By Telephone: Call 1-800-690-6903 to vote by telephone until 11:59 p.m. Eastern Time on November 17, 2021. Have your proxy card in hand when you call and then follow the instructions.



By Internet Using your Smartphone or Tablet: Scan the QR Code on the left and vote any time on ***proxyvote.com/BR*** until 11:59 p.m. Eastern Time on November 17, 2021. Have your proxy card in hand when you access the website and follow the instructions on the website.



By Mail: If you received paper copies in the mail of the proxy materials and proxy card, mark, sign and date your proxy card and return it in the postage-paid envelope we have provided.

About the Annual Meeting and These Proxy Materials

You may attend the Annual Meeting on Thursday, November 18, 2021, at 9:00 a.m. Eastern Time, by visiting *virtualshareholdermeeting.com/BR21*, and you can vote during the Annual Meeting using the Control Number we have provided to you.

Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or vote by Internet or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of your shares, you should have received a Notice of Internet Availability or voting instructions from the broker, bank or other nominee holding your shares. You should follow the instructions in the Notice of Internet Availability or the voting instructions provided by your broker, bank or nominee in order to instruct your broker, bank or nominee on how to vote your shares. Notice and Access delivery of the proxy materials, and Internet and/or telephone voting, also will be offered to stockholders owning shares through most banks and brokers.

You may also attend the Annual Meeting on Thursday, November 18, 2021, at 9:00 a.m. Eastern Time by visiting *virtualshareholdermeeting.com/BR21* and vote during the Annual Meeting.

Can I revoke or change my vote after I submit my proxy?

Stockholders of Record. If you are a stockholder of record, you may revoke your vote at any time before the final vote at the Annual Meeting by:

- Signing and returning a new proxy card with a later date
- Submitting a later-dated vote by telephone or Internet at *proxyvote.com/BR*, because only your latest telephone or Internet vote received by 11:59 p.m. Eastern Time on November 17, 2021 will be counted
- Delivering a timely written revocation to our Company's Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or emailing our Secretary at *CorporateSecretary@broadridge.com*, before the Annual Meeting
- Attending the Annual Meeting by visiting *virtualshareholdermeeting.com/BR21* and voting again

Beneficial Owners. If you are a beneficial owner of your shares, you must contact the broker, bank or other nominee holding your shares and follow its instructions for changing your vote. Alternatively, you may attend the Annual Meeting by visiting *virtualshareholdermeeting.com/BR21* and vote again.

What will happen if I do not vote my shares?

Stockholders of Record. If you are the stockholder of record of your shares and you do not vote by telephone or mail, or through the Internet before or during the Annual Meeting, your shares will not be voted at the Annual Meeting.

Beneficial Owners. If you are the beneficial owner of your shares and you do not instruct your broker, bank or other nominee how to vote your shares, your broker, bank or nominee may exercise its discretion to vote on some proposals at the Annual Meeting, but not all. Under the rules of the NYSE, your broker, bank or nominee does not have discretion to vote your shares on non-routine matters such as Proposals 1 and 2. However, your broker, bank or nominee does have discretion to vote your shares on routine matters such as Proposal 3.

What if I submit a proxy, but do not specify how my shares are to be voted?

Stockholders of Record. If you are a stockholder of record and you submit a proxy card, but you do not provide voting instructions on the card, your shares will be voted:

- **FOR** the election of the 11 directors nominated by our Board of Directors and named in this Proxy Statement
- **FOR** the approval, on an advisory basis, of the compensation of our Named Executive Officers (the Say on Pay Vote)
- **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2022
- In the discretion of the named proxies regarding any other matters properly presented for a vote at the Annual Meeting

About the Annual Meeting and These Proxy Materials

Beneficial Owners. If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker, bank or nominee will determine if it has the discretionary authority to vote on your behalf. Under the NYSE's rules, brokers and nominees have the discretion to vote on routine matters such as Proposal 3, but do not have discretion to vote on non-routine matters such as Proposals 1 and 2. Therefore, if you do not provide voting instructions to your broker, bank or nominee, your broker, bank or nominee may only vote your shares on Proposal 3 and any other routine matters properly presented for a vote at the Annual Meeting.

What is the effect of a broker non-vote?

Brokers, banks or other nominees who hold shares of our Common Stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least 10 days prior to the Annual Meeting. A broker non-vote occurs when a broker, bank or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares.

Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted as votes cast at the Annual Meeting. Therefore, a broker non-vote will not affect the outcome of the vote on any of the proposals to be considered at the Annual Meeting.

How many shares must be present or represented to conduct business at the Annual Meeting?

We need a quorum of stockholders to hold our Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on the Record Date is represented at the Annual Meeting either in person or by proxy. Virtual attendance at the Annual Meeting constitutes presence in person for purposes of a quorum at the Annual Meeting. On September 23, 2021, there were 116,256,853 shares of Common Stock outstanding and entitled to vote (excluding 38,204,274 treasury shares that are not entitled to vote).

Your shares will be counted towards the quorum if you vote by mail, by telephone, or through the Internet either before or during the Annual Meeting. Abstentions and broker non-votes also will count towards the quorum requirement. If a quorum is not met, a majority of the shares present at the Annual Meeting may adjourn the Annual Meeting to a later date.

Can I confirm that my vote was cast in accordance with my instructions?

Stockholders of Record. Our stockholders have the opportunity to confirm that their vote was cast in accordance with their instructions. Vote confirmation is consistent with our commitment to sound corporate governance standards and an important means to increase transparency. Vote confirmation is available 24 hours after your vote is received beginning on November 3, 2021, with the final vote tabulation available through January 18, 2022. You may confirm your vote whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto *proxyvote.com/BR* using the Control Number we have provided to you and receive confirmation on how your vote was cast.

Beneficial Owners. If you hold your shares through a brokerage account, bank or other nominee, the ability to confirm your vote may be affected by the rules of your bank, broker or nominee and the confirmation will not confirm whether your bank, broker or nominee allocated the correct number of shares to you.

Is my vote confidential?

Yes. All votes remain confidential, unless you provide otherwise.

What is householding?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Common Stock but sharing the same address, we have adopted a procedure approved by the SEC called "*householding*." Under this procedure, certain *stockholders of record* who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a *stockholder of record* and would like to have separate copies of the Notice of Internet Availability or proxy materials mailed to you in the future, you must submit a request to opt out of householding in writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or call Broadridge at 1-866-540-7095, and we will cease householding all such documents within 30 days.

If you are a *beneficial owner,* information regarding householding of proxy materials should have been forwarded to you by your bank, broker or nominee.

However, please note that if you want to receive a paper proxy card or vote instruction form or other proxy materials for purposes of the 2021 Annual Meeting, you should follow the instructions included in the Notice of Internet Availability that was sent to you.

Who will count the votes?

We have retained independent inspectors of election who will count the shares voted including shares voted during the Annual Meeting and will certify the election results.

What happens if the Annual Meeting is adjourned or postponed?

Your proxy will still be effective and will be voted at the rescheduled or adjourned Annual Meeting. You will still be able to change or revoke your proxy until the rescheduled or adjourned Annual Meeting.

Who is paying for the costs of this proxy solicitation?

Your proxy is being solicited by and on behalf of the Board of Directors. The expense of preparing, printing and providing this proxy solicitation will be borne by the Company. The Company may retain a proxy solicitation firm to assist with the solicitation of proxies for a fee estimated not to exceed $20,000 plus reimbursement of reasonable out-of-pocket expenses. Also, certain directors, officers, representatives and employees of the Company may solicit proxies by telephone and personal interview. Such individuals will not receive additional compensation from the Company for solicitation of proxies, but may be reimbursed by the Company for reasonable out-of-pocket expenses in connection with such solicitation. In accordance with the regulations of the SEC, banks, brokers and other custodians, nominees and fiduciaries also will be reimbursed by the Company, as necessary, for their reasonable expenses for sending proxy solicitation materials to the beneficial owners of Common Stock.

Copies of the proxy materials will be supplied to brokers and other nominees for the purpose of soliciting proxies from *beneficial owners*, and we will reimburse such brokers or other nominees for their reasonable expenses.

How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.



BROADRIDGE FINANCIAL SOLUTIONS, INC.
5 DAKOTA DRIVE, LAKE SUCCESS, NY 11042
+1 516 472 5400

BROADRIDGE.COM

